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As filed with the Securities and Exchange Commission on July 8, 2005

Registration No. 333-124459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WILLIAMS SCOTSMAN INTERNATIONAL, INC.
(f/k/a SCOTSMAN HOLDINGS, INC.)
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7359 (Primary Standard Industrial Classification Code Number)	52-1862719 (IRS Employer Identification Number)
8211 Town Center Drive Baltimore, Maryland 21236 (410) 931-6000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John B. Ross, Esq.
Vice President and General Counsel
Williams Scotsman International, Inc.
8211 Town Center Drive
Baltimore, Maryland 21236
(410) 931-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, par value $0.01 per share	$250,000,000	$29,425

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)
Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(3)
Previously paid.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 8, 2005.

P R O S P E C T U S

                       Shares

Williams Scotsman International, Inc.
Common Stock
$        per share

        We are selling                shares of our common stock and the selling stockholders are selling        shares of our common stock. We have granted the underwriters an option to purchase up to                additional shares of common stock to cover over-allotments. We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders.

        This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $        and $        per share. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "WLSC."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Williams Scotsman International, Inc. (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

        The underwriters expect to deliver the shares to purchasers on or about                        , 2005.

Citigroup	Lehman Brothers	CIBC World Markets

Robert W. Baird & Co.
Banc of America Securities LLC
Deutsche Bank Securities

                        , 2005.

MOBILE OFFICES • CLASSROOMS • MODULAR BUILDINGS • STORAGE CONTAINERS

WILLIAMS SCOTSMAN'S COMMITMENT

SPACE BY WILLIAMS SCOTSMAN®

With a branch network of 85 offices across North America, Williams Scotsman combines local market responsiveness with national scale and efficiency. The breadth of our solutions – from mobile offices and portable classrooms to storage containers and permanent modular construction – enables a one-stop solution for all of the space needs of our customers. Our legacy of market leadership, for more than 50 years, demonstrates that customers count on us as their long-term partner.

CANADA
MEXICO
Edmonton
Calgary
Vancouver
Seattle
Spokane
Portland
Boise
Sacramento
San Jose
Fresno
Bakersfield
Las Vegas
Los Angeles
Riverside
San Diego
Phoenix
Salt Lake City
Denver
Grand Junction
Albuquerque
Minneapolis
Omaha
Kansas City
Tulsa
Dallas/Ft. Worth
Austin
Houston
San Antonio
Monterrey
New Orleans
Milwaukee
Chicago
Detroit
Toledo
Cleveland
St. Louis
Indianapolis
Cincinnati
Louisville
Nashville
Memphis
Birmingham
Atlanta
Jackson
Mobile
Montreal
Ottawa
Toronto
Auburn
Syracuse
Albany
Boston
Providence
Long Island
New York City
Cherry Hill
Allentown
Harrisburg
Pittsburgh
Washington DC
Southern Maryland
Charleston
Richmond
Roanoke
Norfolk
Durham
Charlotte
Columbia
Charleston
Savannah
Albany
Jacksonville
Tallahassee
Orlando
Tampa
West Palm Beach
Ft. Myers
Ft. Lauderdale

        You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholders are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section describing the risks of investing in our common stock under the caption "Risk Factors" and our financial statements and related notes included elsewhere in this prospectus before making an investment decision. Except as the context otherwise requires,(i) the term "we," "our," "us" and the "company" refer collectively to Williams Scotsman International, Inc. and its consolidated subsidiaries; and (ii) the term "Williams Scotsman" refers to Williams Scotsman, Inc., our principal operating subsidiary. Some of the statements in this summary constitute forward-looking statements. For more information, please see "Disclosure Regarding Forward-Looking Statements."

Our Company

        Founded more than 50 years ago, we believe we are the largest provider of modular space solutions in North America. Operating through our network of 85 branch offices, we provide high quality, cost effective modular space solutions to a diversified client base of 25,000 customers in 450 industries including construction, education, commercial and industrial, and government. Our products, which include mobile offices, modular classrooms and other multi-unit modular structures, offer our customers flexible, low-cost, and timely solutions to meet their temporary space needs on an outsourced basis. We also provide portable storage solutions and we believe we are the third largest portable storage company in the United States. Our current modular space and portable storage lease fleet consists of approximately 96,000 units. In addition to leasing, we offer both new and used units for sale and provide delivery, installation and other ancillary products and services. As of December 31, 2004, we had invested a total of $1.1 billion in our lease fleet.

        Our business model is primarily focused on leasing rather than selling our units. We believe our leasing model is highly attractive because our lease fleet:

  •
  generates recurring revenues from our units leased to customers with an average lease duration of 28 months;

  •
  has average monthly leasing rates which recoup our average unit investment in approximately 46 months;

  •
  maintains a high utilization level that has averaged 83% over the last 10 years and has recently increased from 77% in 2003 to 80% for the first quarter of 2005;

  •
  consists of units with useful lives approximating 20 years which retain substantial residual values throughout these periods; and

  •
  produces incremental leasing operating margins of more than 60% (i.e. the contribution of an existing unit put on lease after reductions for cost of leasing, associated commissions and depreciation).

        Since 1997, the current management team has doubled the size of our fleet and increased the size of our branch network, both organically and through selective strategic acquisitions. As a result of these and other factors, from 1997 to 2004, we were able to increase our revenues at a compound annual growth rate, or "CAGR," of 11.2%. Today we estimate that we have a 25% market share based upon the number of modular space units in our industry.

        Our modular space fleet consists of approximately 76,000 modular space units, which are generally comprised of standardized, versatile products that can be configured to meet a wide variety of customer needs. All of our modular space units are intended to provide convenient, comfortable space for occupants at a location of their choosing. The units are fitted with axles and hitches and are towed to various locations. Our units are wood or aluminum framed, mounted on a steel chassis, contain materials used in conventional buildings and are equipped with air conditioning and heating, electrical outlets and, where necessary, plumbing facilities. For many applications, our units can be combined into multi-unit configurations to meet the space needs of our customers. We believe that our units are durable, flexible and generally rent based upon condition rather than age. As a result, our units retain most of their initial value over their useful lives.

        Our portable storage fleet of approximately 20,000 units is primarily comprised of steel containers which address the need for secure, temporary, on-site storage of customer goods on a flexible, low-cost basis. We believe that our portable storage fleet provides a complementary product to cross-sell to our modular space customers, as well as to serve new customers.

        The Modular Building Institute estimates that the U.S. modular space industry generated $3.0 billion of leasing and sales revenues (excluding manufacturing operations) in 2003. The modular space industry has expanded rapidly over the last thirty years as the number of applications for modular space has increased and recognition of the product's positive attributes has grown. By outsourcing their space needs, customers are able to achieve flexibility, preserve capital for core operations, and convert fixed costs into variable costs. The industry remains highly fragmented, and we and GE Capital Modular Space are the two largest providers in the industry.

        We are also a major participant in the U.S. portable storage industry, and although there are no published estimates of the size of the industry, we believe the size of the portable storage industry is expanding due to increasing awareness of the advantages of portable storage. The portable storage industry provides customers with a flexible and low-cost storage alternative to permanent warehouse space and fixed-site self storage by addressing the need for security, convenience and immediate accessibility. The portable storage industry is also highly fragmented and Mobile Mini, Inc. is the largest provider in the industry.

        We believe that our business benefits from several strengths that enable us to serve our customers more effectively:

  •
  Market Leadership with Significant Scale. We are one of the only industry participants with an extensive, nationwide branch network, with breadth and depth of fleet at the local level, and with the technical expertise and operational capabilities that can provide a full range of solutions including mobile offices, modular classrooms, and larger commercial applications.

  •
  Customer Service Focus. Our branches are staffed by sales personnel who work with our customers to define and solve their space needs. We have over 1,000 sales and service personnel at our branches and managed over 110,000 deliveries and returns of our modular space and portable storage units in 2004.

  •
  Effective Fleet Management. Our proprietary management information systems and fleet management initiatives allow us to actively manage our lease fleet to maximize customer satisfaction, optimize fleet utilization and rental rates, and to control new unit capital spending.

  •
  High Degree of Diversity. We serve a highly diversified customer base of more than 25,000 customers, across a variety of industries and geographies. Our top ten largest customers accounted for less than 8.0% of our 2004 revenues.

  •
  Experienced Management with Significant Equity Ownership. We have an experienced and proven management team that is led by our President and Chief Executive Officer, Gerard Holthaus, who has been with us since 1994. Members of our management team will hold equity investments equivalent to approximately    % share of our company on a fully diluted basis immediately following this offering.

        Our goal is to remain the leading provider of modular space solutions in North America and to increase revenues while maximizing our profitability and income growth. Our strategy for growth includes the following: (1) increase the utilization and rental rate of our existing lease fleet; (2) expand our lease fleet through purchases of new units and selective acquisitions of units from third parties; (3) further penetrate the education sector where we have expanded our revenue from 20% to 28% of our total revenue from 2000 to 2004; (4) expand our sales business to meet the increased demand from our customers; (5) grow our portable storage business which is highly complementary to our modular space business; and (6) grow our European business to capitalize on what we believe is an attractive geographic expansion opportunity.

        Our business is subject to numerous risks, which are highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. For example, demand from our customers, particularly those in the nonresidential construction industry and the education sector, could be hurt by weak economic conditions. We also face significant competition in the modular and portable space industry from a variety of companies, some of whom have greater financial resources than we do. Moreover, our growth strategy is dependent in part on identifying and completing transactions with attractive acquisition candidates and on expanding into Europe where we will face business, regulatory and other risks that are different than those in North America.

Refinancing Transactions

        In connection with this offering, our subsidiary, Williams Scotsman:

  •
  expects to issue $300 million of senior unsecured notes (the "New Notes");

  •
  is conducting a tender offer and consent solicitation to repurchase all of the 9.875% Senior Notes due 2007 of Williams Scotsman (the "9.875% Notes") and will redeem any 9.875% Notes that remain outstanding after such tender offer; and

  •
  is conducting a tender offer and consent solicitation to repurchase all of the 10.0% Senior Secured Notes due 2008 of Williams Scotsman (the "10.0% Notes").

        The tender offers are subject to certain conditions, including receipt of sufficient funds to pay for the tendered notes from this offering, the New Notes offering and borrowings under the Amended and Restated Credit Facility. This offering is not conditional upon consummation of the tender offers and the New Notes offering.

        In addition, on June 28, 2005, Williams Scotsman entered into a $650 million amended and restated credit facility (the "Amended and Restated Credit Facility") that refinanced or extended the maturity of the indebtedness under its prior credit facility (the "Prior Credit Facility"), lowered our interest costs and amended the restrictive covenants to provide us greater financial and operating flexibility.

        We intend to use the net proceeds that we receive in this offering, together with the proceeds from the offering of the New Notes and the borrowings under the Amended and Restated Credit Facility, to repurchase or redeem the 9.875% Notes, repurchase the 10.0% Notes and pay premium costs, accrued interest and transaction fees and expenses. Depending on market conditions, the principal amount of the New Notes may be greater or lesser than $300 million. See "Use of Proceeds." We refer collectively to the transactions described above, including this offering, as the "Refinancing Transactions."

        The following table illustrates the estimated sources and uses of the funds for the Refinancing Transactions expected to occur on or near the closing of this offering assuming these Refinancing Transactions all occurred on March 31, 2005 and 100% of the 9.875% Notes and the 10.0% Notes are tendered and purchased in the tender offers at purchase prices equal to 100.5% and 110.168%, respectively, of their aggregate principal amount plus accrued and unpaid interest. Actual amounts may differ.

Total Sources and Uses of Funds
(dollars in thousands)

Sources of Funds	Amount
Amended and Restated Credit Facility	$223,071
New Notes	300,000
Net proceeds to us from this offering	233,000

Total sources	$756,071

Uses of Funds
Repurchase or redemption of the 9.875% Notes	$550,000
Repurchase of the 10.0% Notes	150,000
Premium and prepayment costs and payment of accrued interest	39,071
Transaction fees and expenses	17,000

Total uses	$756,071

Corporate History and Information

        We are a Delaware corporation incorporated in 1993. We are a holding company that conducts substantially all of our business through Williams Scotsman, our principal operating subsidiary. Our principal executive office is located at 8211 Town Center Drive, Baltimore, Maryland 21236. Our telephone number at that address is (410) 931-6000. Our website is www.willscot.com. The information and other content contained on or linked from our website are not part of this prospectus.

        We have significant equity owners, including related parties of The Cypress Group L.L.C., Keystone, Inc. and Odyssey Investment Partners, LLC. These parties participated in our 1997 recapitalization in which an investor group, which includes related parties of The Cypress Group L.L.C. and Keystone, Inc., invested equity of $135.0 million. We acquired Space Master International, Inc., the then third largest company in the U.S. modular space industry, on September 1, 1998, in part, with additional equity of $64.6 million from existing stockholders. Currently, related parties of The Cypress Group L.L.C., Keystone, Inc. and Odyssey Investment Partners, LLC beneficially own in the aggregate approximately 94% of the outstanding shares of our common stock. Following this offering, these parties will continue to own                        % of the outstanding shares of our common stock, or                        % if the underwriters' over-allotment option is exercised in full.

The Offering

Common stock outstanding before this offering	shares.
Common stock offered by us	shares.
Common stock offered by the selling stockholders	shares.
Common stock to be outstanding immediately after this offering	shares.
Use of proceeds
We intend to use the net proceeds of this offering, together with the proceeds from the offering of the New Notes and the borrowings under the Amended and Restated Credit Facility to repurchase or redeem the 9.875% Notes, repurchase the 10.0% Notes and pay premium costs, accrued interest and transaction fees and expenses. See "Use of Proceeds." We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders.
Listing	We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "WLSC."
Risk factors
See "Risk Factors" beginning on page 11 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

        Unless we specifically state otherwise, the information in this prospectus:

  •
  assumes that our common stock will be sold at $                  per share, which is the mid-point of the range set forth on the cover of this prospectus;

  •
  gives effect to a                  to 1 stock split that will occur prior to this offering;

  •
  assumes that the underwriters will not exercise their over-allotment option; and

  •
  excludes, in the number of shares of common stock to be outstanding after this offering, options to purchase                     shares of common stock that were issued under our existing stock option plans with a weighted average exercise price of $                  per share, options to purchase                     shares of common stock that will be granted in connection with this offering with an exercise price equal to the initial public offering price and restricted stock units that will be granted in respect of                    shares of common stock.

Summary Historical and Unaudited Pro Forma
Consolidated Financial Data

        The summary historical consolidated financial and other data set forth below for each of the years in the three-year period ended December 31, 2004 and as of the end of each such period have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2000 and 2001 and as of the end of each such period have been derived from our audited consolidated financial statements not included elsewhere in this prospectus. The historical financial data for the three months ended March 31, 2004 and March 31, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The audited consolidated financial statements for each of the years in the five-year period ended December 31, 2004 and as of the end of each such period have been audited by Ernst & Young LLP, an independent registered public accounting firm. The summary consolidated pro forma income statement and balance sheet data have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary pro forma income statement and balance sheet data have been prepared to give effect to the Refinancing Transactions.

        The information presented below should be read in conjunction with "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2000(1)	2001(1)	2002(1)	2003	2004	2004	2005
	(dollars in thousands, except per share amounts and average rental rate)
Statement of Operations Data:
Revenues:
Leasing	$220,547	$238,151	$227,106	$213,976	$222,867	$52,827	$58,783
Sales:
New units	73,291	91,114	98,927	71,635	86,344	19,091	22,491
Rental equipment	21,571	22,212	23,951	20,734	29,355	5,212	7,033
Delivery and installation	79,097	97,342	101,034	91,318	116,106	20,414	27,835
Other	35,000	40,214	41,429	37,980	43,253	9,367	9,959

Total	$429,506	$489,033	$492,447	$435,643	$497,925	$106,911	$126,101

Gross profit:
Leasing	$151,094	$156,504	$137,588	$119,148	$122,202	$29,959	$33,768
Sales:
New units	13,023	15,945	16,363	12,224	13,459	3,575	3,573
Rental equipment	5,266	5,326	5,787	4,373	6,459	1,115	1,354
Delivery and installation	19,427	19,003	16,494	12,462	15,045	2,030	3,332
Other	28,417	31,840	31,528	29,706	33,648	7,137	7,752

Total	217,227	228,618	207,760	177,913	190,813	43,816	49,779

Selling, general and administrative expenses	76,872	82,573	85,779	76,297	83,407	20,782	22,961
Other depreciation and amortization	17,474	18,845	13,438	13,869	14,787	3,414	3,910
Interest	91,860	85,486	85,208	87,174	92,444	22,627	24,227
Held for sale impairment charge	—	—	—	19,386	—	—	—
Casualty loss	—	1,500	—	—	—	—	—

Income (loss) before income taxes	31,021	40,214	23,335	(18,813)	175	(3,007)	(1,319)
Income tax expense (benefit)	14,938	17,585	8,137	(7,131)	3,586	(1,142)	(501)

Net income (loss)	$16,083	$22,629	$15,198	$(11,682)	$(3,411)	$(1,865)	$(818)

Net income (loss) per common share—basic	$2.60	$3.65	$2.45	$(1.89)	$(0.55)	$(0.30)	$(0.13)

Net income (loss) per common share—diluted	$2.46	$3.46	$2.32	$(1.89)	$(0.55)	$(0.30)	$(0.13)

Pro forma net income (loss)(2)					$15,765		$4,633

Pro forma basic net income (loss) per share(3)

Summary Historical Financial Data

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(dollars in thousands, except average rental rate)
Other Data:
EBITDA(4),(5)	$177,075	$186,306	$167,815	$131,327	$156,294	$34,814	$39,351
Cash flow from operating activities	$86,922	$60,194	$95,279	$74,216	$56,863	$20,926	$14,799
Cash flow used in investing activities	$(128,304)	$(125,458)	$(36,119)	$(43,639)	$(102,937)	$(52,226)	$(21,273)
Cash flow provided by (used in) financing activities	$43,287	$63,301	$(59,295)	$(30,566)	$46,193	$31,971	$7,852
Lease fleet units (end of period)	88,249	93,942	93,804	90,951	95,048	94,200	96,000
Average utilization rate(6)	84.2%	81.8%	77.9%	76.6%	79.9%	78.8%	80.4%
Average rental rate(7)	$260	$263	$261	$250	$250	$249	$258
Capital Expenditures:
Lease fleet(8)	$101,046	$83,965	$16,863	$32,573	$50,512	$6,958	$13,523
Non-lease fleet	18,571	15,379	11,948	7,632	8,062	1,797	3,167
Acquisitions	8,687	26,114	7,308	3,434	49,363	43,471	4,583
	Three Months Ended March 31, 2005
	Historical	Pro Forma
	(in thousands)
Balance Sheet Data (at period end):
Rental equipment, net	$885,738	$885,738
Total assets	1,284,829	1,286,950
Revolving credit facility and long-term debt	1,017,436	841,250
Stockholders' equity	19,370	231,524

(1)
On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which requires that goodwill no longer be amortized. If Statement No. 142 had been effective for the years ended December 31, 2001 and 2000, the reported net income would have increased by $4.7 million and $4.5 million, respectively. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation. We selected the modified prospective method of adoption described in SFAS No. 148, Accounting for Stock Compensation-Transition and Disclosure. If SFAS No. 123 had been effective for the year ended December 31, 2002, 2001 and 2000, the reported net income would have increased (decreased) by $2.5 million, ($0.8) million and ($0.3) million, respectively.

(2)
Only difference between historical net income and pro forma net income is tax adjusted interest expense.

(3)
Unaudited pro forma as adjusted basic and diluted net income per share is computed by dividing unaudited pro forma as adjusted net income by the weighted average number of common shares.

(4)
We define EBITDA as earnings before deducting interest, income taxes, depreciation and amortization. We believe that EBITDA provides useful information with respect to our ability to meet our future debt service, capital expenditures, working capital requirements and overall operating performances. In addition, we utilize EBITDA when interpreting operating trends and results of operations of our core business operations. However, EBITDA should not be considered in isolation or as a substitute for cash flow from operating activities, or other measures prepared in accordance with generally accepted accounting principles or as a measure of our liquidity. When evaluating EBITDA, investors should consider, among other factors, (1) increasing or decreasing trends in EBITDA, (2) whether EBITDA has remained at positive levels historically and (3) how EBITDA compares to levels of debt and interest expense. Because EBITDA excludes some, but not all, items that affect cash flow from operating activities and may vary among companies, EBITDA mentioned above may not be comparable to similarly titled measures of other companies.

To maintain the value of our lease fleet which generates significant rental value, we perform periodic refurbishments to our fleet. The capital expenditures for such refurbishments are reflected in the cash flow used in the investing activities but not in cash flow from operations or EBITDA. As a result, cash flow from operating activities or EBITDA should not be evaluated without also considering cash flow used in the investing activities, together with cash flow from financing activities and net income (loss).

        The table below reconciles EBITDA to cash flow from operating activities, the most directly comparable GAAP measure.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(dollars in thousands)
EBITDA	$177,075	$186,306	$167,815	$131,327	$156,294	$34,814	$39,351
Decrease (increase) in net accounts receivables	3,360	(20,420)	10,387	9,167	(20,127)	399	7,586
(Decrease) increase in accounts payable and accrued expenses	(3,698)	2,182	1,308	2,742	22,036	(728)	(13,873)
Interest paid	(81,653)	(89,351)	(76,744)	(74,608)	(84,903)	(10,930)	(13,554)
Decrease (increase) in other assets	(4,285)	(14,158)	433	(7,805)	(10,258)	(1,807)	(3,217)
(Decrease) increase in other liabilities	910	(261)	(7,496)	(1,576)	2,924	184	(233)
Non-cash stock compensation expense	479	(278)	5,313	766	736	115	93
Gain on sale of rental equipment (including net recovery from hurricanes)	(5,266)	(5,326)	(5,737)	(5,183)	(9,839)	(1,121)	(1,354)
Non-cash casualty charge	—	1,500	—	—	—	—	—
Non-cash held for sale impairment charge	—	—	—	19,386	—	—	—

Cash flow from operating activities	$86,922	$60,194	$95,279	$74,216	$56,863	$20,926	$14,799

Other data:
Cash flow used in investing activities	$(128,304)	$(125,458)	$(36,119)	$(43,639)	$(102,937)	$(52,226)	$(21,273)

Cash flow provided by (used in) financing activities	$43,287	$63,301	$(59,295)	$(30,566)	$46,193	$31,971	$7,852

(5)
In December 2003, we adopted a strategic disposal initiative. In accordance with SFAS No. 144, we recorded a non-cash $19.4 million impairment charge in the fourth quarter of 2003 to reflect the write-down of these assets to their estimated fair value (less costs to sell). The effect on net loss for the year ended December 31, 2004 of disposing of these units was not material.

(6)
Average utilization rate is defined as the average units on rent divided by the average total units in our rental equipment fleet during the applicable period.

(7)
Average rental rate for the indicated period represents the average of the monthly average rental rates in effect for all units on lease outstanding at the end of each month during the period.

(8)
Net capital expenditures for lease fleet represents purchases of units for the lease fleet and other capitalized costs of units, reduced by the proceeds of sales of rental equipment.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before investing. Any of the risk factors we describe below could hurt our business, financial condition or operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of the money you pay to buy our common stock. Some of the statements in "Risk Factors" are forward-looking statements. For more information about forward-looking statements, please see "Disclosure Regarding Forward-Looking Statements."

Risks Related to Our Business

General or localized economic downturns or weakness may adversely affect our customers, in particular those in the nonresidential construction industry and the education sector, which may cause the demand for our products and services to decline and therefore harm our revenues and profitability.

        Our revenues are derived from customers who are in industries and businesses that are cyclical in nature and subject to changes in general economic conditions, such as the nonresidential construction industry. In addition, because we conduct our operations in a variety of markets, we are subject to economic conditions in each of these markets. While we are beginning to see improvement in the market place, our business was adversely impacted by overall soft economic conditions over the past several years, which affected our construction customers primarily, and state budget issues in certain parts of the country that have affected our education customers. As a result of the recent economic downturn, we incurred a net loss of approximately $3.4 million and $11.7 million in 2004 and 2003, respectively.

        Although our product, customer, industry and geographic diversity limits our exposure to economic downturns, general economic downturns or localized downturns in markets where we have operations, including any downturns in the construction industry, which constituted approximately 28% of our revenues in 2004, could reduce demand for our products and negatively impact our revenues and profitability. In addition, at the present time we are unable to predict what long-term effect, if any, recent political events, including those relating to, or arising out of the growing threat of terrorism, and their attendant consequences will have on our business. Any of the foregoing economic or political events could negatively affect our industry or industries in which our customers operate, which may cause the demand for our products and services to decline and therefore harm our revenues and profitability.

We face significant competition in the modular and portable space industry, especially from our primary national competitor, which has greater financial resources and pricing flexibility than we do. If we are unable to compete successfully, we could lose customers and our revenues and profitability could decline.

        Although our competition varies significantly by market, the modular space industry, in general, is highly competitive. We compete primarily in terms of product availability, customer service and price. We believe that our reputation for customer service and our ability to offer a wide selection of units suitable for various uses at competitive prices allows us to compete effectively. However, our primary national competitor, GE Capital Modular Space, is less leveraged, has greater market share or product availability in some markets, and has greater financial resources and pricing flexibility than we do. If we are unable to compete successfully, we could lose customers which could reduce our revenues and profitability.

We may not be able to remarket our units effectively should a significant number of our lease units be returned during any short period of time, which could adversely affect our financial performance and our ability to continue expanding our fleet.

        Our typical lease terms, which include contractual provisions requiring customers to retain units on lease for, on average, 15 months, actually have an average lease duration of 28 months. Because our customers generally rent our units for periods longer than the contractual lease terms, 60% of our leases are on a month-to-month basis as of December 31, 2004. In addition, 22% of our leases have contractual lease terms expiring within six months as of December 31, 2004. Should a significant number of our leased units be returned during any short period of time, a large supply of units would need to be remarketed. Our failure to effectively remarket a large influx of units returning from leases could have a material adverse effect on our financial performance and our ability to continue expanding our fleet.

A significant reduction of funding to public schools or contraction of class size reduction programs could cause the demand for our modular classroom units to decline, which, as a result, may reduce our revenues and profitability.

        We generated 28% of our revenues in 2004 from our education customers, which include public school facilities. Funding for public school facilities is derived from a variety of sources including, among other things, various taxes levied to support school operating budgets. Any material interruption of these sources or a lack of fiscal funding could result in a significant reduction of funding to public schools, which may negatively impact the budget of public schools and cause the demand for our modular classroom units to decline. In addition, any contraction or elimination of class size reduction programs could cause the demand for our modular classrooms to decline. Any decline in demand for our modular classrooms may reduce our revenue and profitability

Following this offering, our large stockholders, certain related parties of The Cypress Group L.L.C., Keystone, Inc. and Odyssey Investment Partners, LLC, will continue to exercise significant influence over us. The interests of these stockholders may conflict with your interests.

        Our large shareholders, which include related parties of The Cypress Group L.L.C., Keystone, Inc. and Odyssey Investment Partners, LLC, currently beneficially own in the aggregate approximately 94% of our outstanding common stock. Immediately following this offering, these stockholders will continue to own                        % of the outstanding shares of our common stock, or                        % if the underwriters' over-allotment option is exercised in full. Accordingly, these parties will continue to exercise significant influence over all matters requiring a stockholders' vote, including the composition of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and the approval of mergers or sales of substantially all of our assets. This concentration of ownership also may delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may conflict with your interests.

Any failure of our management information systems could disrupt our business and result in decreased rental or sale revenues and increased overhead costs, which could negatively impact our profitability.

        We depend on our management information systems to actively manage our lease fleet, control new unit capital spending and provide fleet information, including leasing history, condition, and availability of our units. These functions enhance our ability to optimize fleet utilization, rentability and redeployment. The failure of our management information systems to perform as we anticipate could disrupt our business and could result in, among other things, decreased rental or sales and increased overhead costs, which could negatively impact our profitability.

Federal and state regulations could impose substantial costs and/or restrictions on our operations that could harm our results of operations. If we are unable to pass these increased costs on to our customers, our profitability and operating cash flows could be negatively impacted.

        We are subject to various federal, state and local environmental, transportation, health and safety laws and regulations in connection with our operations. Any failure to comply with these laws or regulations could result in capital or operating expenditures or the imposition of severe penalties or restrictions on our operations. In addition, these laws and regulations could change in a manner that materially and adversely affects our ability to conduct our business. More burdensome regulatory requirements in these or other areas may increase our general and administrative costs. If we are unable to pass these increased costs on to our customers, our profitability and operating cash flows could be negatively impacted. See "Business—Regulatory Matters."

Our sale transactions constitute a significant portion of our revenues. The completion of these sale transactions are subject to a number of factors beyond our control. Failure to close our sale transactions as projected could cause our actual revenues or cash flow for a particular quarter or longer period to differ from forecasted estimates.

        Sales of new modular space and portable storage units and rental equipment to customers in 2004, excluding delivery, site work and other ancillary sales revenue, approximated 23% of our total revenue. The completion of sale transactions is subject to certain factors that are beyond our control, including permit requirements and weather conditions. Accordingly, the actual timing of the completion of these transactions may be different from their forecasted schedules. As a result, our actual revenues and cash flow in a particular quarter or over a longer period of time may not consistently correlate to our forecasted estimates. In addition, if we do not accurately forecast our activity, we may improperly plan or budget, which could cause us to violate our debt covenants and harm our liquidity. As a result, we may not be able to take advantage of business and growth opportunities otherwise available to us.

We may not be able to facilitate our growth strategy by identifying or completing transactions with attractive acquisition candidates, which could impair our growth and profitability of our business.

        An important element of our growth strategy is to continue to seek additional businesses to acquire in order to add new customers within our existing markets and expand into new markets. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices, upon advantageous terms and conditions and upon successful integration of the acquired businesses. However, future acquisitions may not be available at advantageous prices or upon favorable terms and conditions. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations, that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect, that the acquired businesses may not be integrated successfully and that international acquisitions may strain our management resources. Future acquisitions and any necessary related financings also may involve significant transaction-related expenses. If we are unable to complete attractive acquisitions or integrate acquired businesses, the growth and profitability of our business would be adversely impacted.

European expansion may divert our resources from other aspects of our business, cause us to incur additional debt and require us to comply with different regulations. Failure to manage these economic and regulatory risks may adversely affect our growth in Europe and lead to increased costs.

        Expansion into the European market may require us to make substantial investments, which would divert resources from other aspects of our business. We may also be required to raise additional debt or equity capital to fund our expansion in Europe. In addition, we may incur difficulties in staffing and managing our European operations, and face fluctuations in currency exchange rates, exposure to additional regulatory requirements, including certain trade barriers, changes in political and economic conditions, and exposure to additional and potentially adverse tax regimes. Our success in Europe will depend, in part, on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks may adversely affect our growth in Europe and lead to increased administrative costs.

We are a holding company whose only material asset will be the capital stock of Williams Scotsman. We may not have sufficient cash to meet our obligations if Williams Scotsman, our only material source of cash, is not able to generate sufficient earnings or cash flow to pay dividends to us or if Williams Scotsman is prohibited by its debt agreements from paying dividends to us.

        We are a holding company with no material business operations. Our most significant asset is the capital stock of Williams Scotsman. We conduct virtually all of our business operations through Williams Scotsman. Accordingly, our only material sources of cash are dividends or other distributions or payments that are derived from earnings and cash flow generated by Williams Scotsman. Williams Scotsman might not generate sufficient earnings and cash flow to pay dividends or distributions or make payments in the future. We expect that indebtedness of Williams Scotsman will limit or prohibit such payments to us. If this were to occur, we may not have sufficient cash to meet our obligations, which could harm our business.

Failure to retain key personnel could impede our ability to execute our business plan and growth strategy and lead to a loss of customers.

        Our continued success will depend largely on the efforts and abilities of our executive officers and certain other key employees. Many of our key executives, including our President and Chief Executive Officer, Mr. Gerard Holthaus, and the executive vice president and eight vice presidents who lead our branch operations, have over 10 years of experience with our company. These officers have a knowledge and understanding of our company and industry that cannot be readily duplicated. Other than Robert Singer, our chief financial officer, none of our officers has an employment agreement with us. In connection with the offering, we intend to enter into employment agreements with Gerard Holthaus, Joseph Donegan, William LeBuhn and John Ross, as well as a new employment agreement with Robert Singer. The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy, cause us to lose customers and reduce our revenues, or lead to employee morale problems.

We may be unable to realize the benefits of our net operating loss carryforwards and, as a result, lose our future tax savings, which could have a negative impact on our liquidity.

        Net operating losses ("NOL's") may be carried forward to offset federal and state taxable income in future years and eliminate income taxes otherwise payable on such taxable income, subject to certain adjustments. As of December 31, 2004, we had NOL's of approximately $275 million. Based on current federal corporate income tax rates, our NOL's could provide a benefit to us, if fully utilized, of significant future tax savings. However, if we do not have sufficient taxable income in future years to use the tax benefits before they expire, we will lose the benefit of these NOL carryforwards permanently. In addition, the U.S. Internal Revenue Service could challenge our calculation of the amount of our NOL's or any deductions or losses included in such calculation, which could reduce our tax benefit. Provisions of the Internal Revenue Code may also limit our ability to carry forward our NOL's to offset taxable income in future years.

A write-off of all or a part of our goodwill would hurt our operating results and reduce our net worth.

        We have significant intangible assets related to goodwill, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. As of March 31, 2005, we had $171.1 million of unamortized goodwill on our balance sheet, which represented 13.3% of our total assets. We are not permitted to amortize goodwill under the U.S. accounting standards and instead are required to review goodwill at least annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. We determined that goodwill was not impaired for the fiscal year ended December 31, 2004. Although it does not affect our cash flow, a write-off in future periods of all or a part of our goodwill would hurt our operating results and net worth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Goodwill Impairment."

We will incur increased costs as a result of recent regulatory initiatives, which may adversely affect our profitability and liquidity.

        As a result of recent regulatory initiatives, we will incur significant additional legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission (the "SEC") and the Nasdaq National Market, have imposed additional reporting and corporate governance practices on public companies. We expect that our legal and financial compliance costs will increase and that a significant portion of management's time will be diverted to comply with these rules. For example, we are in the process of creating additional board committees and are evaluating our internal controls systems in accordance with Section 404 of the Sarbanes-Oxley Act. If we do not adequately comply with or implement the requirements of Section 404 in a timely manner, we may not be able to accurately report our financial results or prevent fraud and might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could harm our business or investors' confidence in our company, and could cause our stock price to fall. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

Significant increases in raw material costs could increase our operating costs significantly and harm our profitability.

        We purchase raw materials, including lumber, siding and roofing and other products to perform periodic refurbishments to maintain physical conditions of our units. We also maintain a truck fleet to deliver units to and return units from our customers. During periods of rising prices for the raw materials or oil, and in particular, when the prices increase rapidly or to levels significantly higher than normal, we may incur significant increases in our operating costs and may not be able to pass price increases through to our customers in a timely manner, which could reduce our profitability.

Failure by third parties to manufacture our products timely or properly may harm our reputation and financial condition.

        We are dependent on third parties to manufacture our products even though we are able to purchase products from a variety of third-party suppliers. Currently, we do not have any long term purchase contracts with any third-party supplier. If these third parties do not timely complete our orders, or do not properly manufacture our products, our reputation and financial condition could be harmed. In addition, we may not be able to negotiate arrangements with these third parties on acceptable terms, if at all.

Risks Related to our Substantial Indebtedness

Our substantial debt could harm our financial health and may otherwise restrict our activities.

        We have a substantial amount of debt. As of March 31, 2005, on a pro forma basis after giving effect to this offering and other Refinancing Transactions, we would have had approximately $841.3 million of indebtedness. See "Description of Other Indebtedness."

        Our substantial debt could have important consequences to you. For example, it:

  •
  makes our company more vulnerable to general adverse economic and industry conditions;

  •
  limits our ability to obtain additional financing for future working capital, capital expenditures, strategic acquisitions and other general corporate requirements;

  •
  requires us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

  •
  limits our flexibility in planning for, or reacting to, changes in our business; and

  •
  places us at a competitive disadvantage compared to any competitors that have less debt.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. We expect that the terms of the indenture governing the New Notes will permit and the terms of our Amended and Restated Credit Facility permits us to incur a substantial amount of additional debt. As of March 31, 2005, on a pro forma basis after giving effect to the Refinancing Transactions, we would be permitted to borrow an additional $97 million of indebtedness under our Amended and Restated Credit Facility. Accordingly, this additional indebtedness could further exacerbate all the risks described above.

A substantial portion of our indebtedness will be subject to variable interest rates, which makes us vulnerable to increases in interest rates.

        Our substantial indebtedness exposes us to interest rate increases because a substantial portion of our indebtedness is at variable rates. The interest rates under the Amended and Restated Credit Facility will be, and the interest rate on a portion of the New Notes are expected to be, reset at varying periods. These periodic adjustments could expose our operating results and cash flows to quarterly fluctuations. Our annual debt service obligations will increase by $6.9 million per year for each 1% increase in the average interest rate we pay, based on the balance of variable rate debt outstanding at March 31, 2005, on a pro forma basis after giving effect to the Refinancing Transactions.

        We may use interest rate hedging arrangements and swap agreements to limit our exposure to interest rate volatility based upon management's judgment. If we enter into these arrangements, we will incur certain risks, including that our hedging or swap transactions might not achieve the desired effect in eliminating the impact of interest rate fluctuations, or that counterparties may fail to honor their obligations under these arrangements. As a result, these arrangements may not be effective in reducing our exposure to interest rate fluctuations. This could reduce our net income and require us to modify our hedging strategy.

The indenture governing the New Notes is expected to contain, and the terms of our Amended and Restated Credit Facility contain, various covenants which limit the discretion of our management in operating our business and could prevent us from engaging in some beneficial activities.

        The indenture governing the New Notes is expected to contain, and the terms of the Amended and Restated Credit Facility contain, various restrictive covenants that limit our management's discretion in operating our business. In particular, these agreements include covenants relating to limitations on:

  •
  dividends on, and redemptions and repurchases of, capital stock,

  •
  liens and sale-leaseback transactions,

  •
  loans and investments,

  •
  debt and hedging arrangements,

  •
  mergers, acquisitions and asset sales,

  •
  transactions with affiliates, and

  •
  changes in business activities conducted by us and our subsidiaries.

In addition, our Amended and Restated Credit Facility requires us, under certain circumstances, to maintain certain financial ratios. It also limits our ability to make capital expenditures. See "Description of Other Indebtedness."

        If we fail to comply with the restrictions of the indenture governing the New Notes or the terms of our Amended and Restated Credit Facility or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds. Accordingly, we may not be able to fully repay our debt obligations, if some or all of our debt obligations are accelerated upon an event of default.

Our debt service requires a significant amount of cash. We may not be able to generate sufficient cash flow to meet both our debt obligations and other requirements or obligations. This could lead us to take actions, such as reducing capital expenditures or other investments or asset sales. These actions may limit our flexibility to grow our business and to take advantage of business opportunities.

        To service our debt, we require a significant amount of cash. After giving effect to the Refinancing Transactions assuming that they had occurred on March 31, 2005 and that the interest rate on our variable rate indebtedness remains unchanged, our debt service requirements for the twelve months ending March 31, 2006 would be approximately $57 million. Our ability to generate cash, make scheduled payments or to refinance our obligations depends on our successful financial and operating performance. Our operating performance, cash flow and capital resources may not be sufficient for payment of our debt in the future. Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions, and certain financial, business and other factors, many of which are beyond our control. These factors include, among others:

  •
  economic and competitive conditions affecting the modular and portable space industry;

  •
  operating difficulties, increased operating costs or pricing pressures we may experience; and

  •
  a decline in the resale value of our units.

        At March 31, 2005, on a pro forma basis after giving effect to the Refinancing Transactions, the aggregate amount of indebtedness of our company would have been $841.3 million. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital investments, sell material assets or operations, obtain additional capital or restructure our debt. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, the terms of such transaction may not be satisfactory and such transaction may not be completed in a timely manner. In addition, these actions may limit our flexibility to grow our business and to take advantage of business opportunities. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Risks Related to this Offering

Our stock price may be volatile and you may lose all or part of your investment.

        The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the offering price. The market price of our common stock may fluctuate based on a number of factors in addition to those listed in this prospectus, including:

  •
  our operating performance and the performance of our competitors and other similar companies;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

  •
  changes in general economic conditions;

  •
  the number of shares to be publicly traded after this offering;

  •
  actions of our current stockholders, including sales of common stock by our directors and executive officers and our significant equity owners;

  •
  the arrival or departure of key personnel;

  •
  acquisitions, strategic alliances or joint ventures involving us or our competitors; and

  •
  other developments affecting us, our industry or our competitors.

        In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and these fluctuations could materially reduce our stock price.

Because the initial public offering price per share is substantially higher than our book value per share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

        The initial public offering price of the shares of common stock is substantially higher than the pro forma net tangible book value per share of our outstanding common stock, which would have been $      as of March 31, 2005 after giving effect to the Refinancing Transactions. As a result, if we were liquidated for book value immediately following this offering, you would experience immediate and substantial dilution of $                  per share of common stock. Dilution is the difference between the offering price per share and the net tangible book value per share of our common stock. See "Dilution."

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

        Upon consummation of this offering, we will have outstanding              shares of common stock. Of these shares, the                shares of common stock offered hereby will be freely tradable without restriction in the public market, unless purchased by our affiliates. Upon completion of this offering, our existing stockholders will own     shares of our common stock, which will represent approximately            % of our outstanding common stock (approximately            % if the underwriters exercise their

option in full). Following this offering, the holders of approximately                 shares of common stock will be entitled to dispose of their shares pursuant to the volume and other restrictions of Rule 144 under the Securities Act of 1933 (the "Securities Act"), subject to the 60-day restricted period set forth in the amended management stockholders and optionholders agreement described in "Certain Relationships and Related Party Transactions—Stockholders Agreement". In addition, the holders of approximately            shares of common stock will be entitled to dispose of their shares following the expiration of an initial 180-day "lock-up" period pursuant to the volume and other restrictions of Rule 144. See "Underwriting." We have granted registration rights to our significant stockholders, including related parties of The Cypress Group L.L.C., Keystone, Inc. and Odyssey Investment Partners, LLC. After this offering, these holders have the right subject to some conditions to require us to file registration statements covering    shares of our common stock or to include those shares in registration statements that we may file for ourselves or other stockholders. Following their registration and sale under the applicable registration statement, those shares will become freely tradeable. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. In addition, options and equity awards to purchase            shares of common stock will be outstanding upon consummation of this offering. Following this offering, we intend to file a registration statement under the Securities Act registering               shares of our common stock reserved for issuance under our employee equity award plans. See "Shares Available for Future Sale."

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

        Prior to this offering, there has not been a public market for our common stock. Although we intend to apply to have our common stock included for quotation on the Nasdaq National Market, an active market for our common stock may not develop following the completion of this offering, or if developed, may not be maintained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Delaware law and our amended and restated certificate of incorporation and by-laws will contain certain anti-takeover provisions that could delay or discourage business combinations and takeover attempts that stockholders may consider favorable.

        Our amended and restated certificate of incorporation and by-laws, which we intend to adopt prior to the completion of this offering, will contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party that is opposed by our board of directors. These provisions will include a classified board, provisions restricting stockholders from calling a special meeting of stockholders or requiring one to be called or from taking action by written consent and provisions that set forth advance notice procedures for stockholders' nominations of directors and proposals of topics for consideration at meetings of stockholders. These provisions may have the effect of delaying or preventing a change of control or changes in management that stockholders consider favorable. Additionally, because we are incorporated in Delaware, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions of our amended and restated certificate of incorporation, by-laws and Delaware law could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future, which could reduce the market price of our stock. See "Description of Common Stock."

TRADEMARKS

        We own a number of trademarks important to our business, including Williams Scotsman® and Williams Scotsman [and design]®.

INDUSTRY AND MARKET DATA

        Industry data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above. Although we believe these sources are reliable, we have not independently verified the information provided by such sources.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Such forward-looking statements include the discussions of our business strategies and our expectations concerning future operations, margins, profitability, liquidity, and capital resources. In addition, in this prospectus, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that such forward-looking statements are reasonable, we cannot assure you that any forward-looking statements will prove to be correct. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks discussed in "Risk Factors" as well as risks associated with:

  •
  substantial leverage and our ability to service debt;

  •
  changing market trends in the modular space industry;

  •
  general economic and business conditions including a prolonged or substantial recession;

  •
  our ability to finance fleet and branch expansion and to locate and finance acquisitions;

  •
  our ability to implement our business and growth strategy and maintain and enhance our competitive strengths;

  •
  our ability to obtain financing for general corporate purposes;

  •
  intense industry competition;

  •
  availability of key personnel;

  •
  industry over-capacity; and

  •
  changes in, or the failure to comply with, government regulations.

        As a result of these uncertainties, you should not place undue reliance on these forward-looking statements. All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws.

REFINANCING TRANSACTIONS

        In connection with this offering, our subsidiary, Williams Scotsman:

  •
  expects to issue approximately $300 million aggregate principal amount of New Notes, which are expected to include $150 million of floating rate notes and $150 million of fixed rate notes. The New Notes are expected to be senior unsecured indebtedness. The floating rate notes are expected to have a 7.5 year maturity and the fixed rate notes are expected to have a 10 year maturity. Depending on market conditions, Williams Scotsman may issue a greater or lesser principal amount of notes than $300 million or a different mix of floating rate and fixed rate notes. See "Description of Other Indebtedness—New Notes" for a description of the terms of the New Notes.

  •
  is conducting a tender offer and consent solicitation, whereby it is offering to purchase all outstanding 9.875% Notes at a cash purchase price of 100.5% of their principal amount plus accrued and unpaid interest, and the holders of the 9.875% Notes are being asked to consent to a supplemental indenture that will remove substantially all restrictive covenants relating to the 9.875% Notes. To the extent that any of the 9.875% Notes remain outstanding, we expect to redeem such 9.875% Notes at a redemption price of 100% of the principal amount plus accrued and unpaid interest after the tender offer.

  •
  is conducting a tender offer and consent solicitation, whereby it is offering to purchase all outstanding 10.0% Notes at a cash purchase price of 110.168% of their principal amount plus accrued and unpaid interest and the holders of the 10.0% Notes are being asked to consent to a supplemental indenture that will remove substantially all restrictive covenants relating to the 10.0% Notes.

        The tender offers are subject to certain conditions, including receipt of sufficient funds to pay for the tendered notes from this offering, the New Notes offering and borrowings under the Amended and Restated Credit Facility. This offering is not conditional upon the consummation of the tender offers and the New Notes offering.

        In addition, on June 28, 2005, Williams Scotsman entered into the Amended and Restated Credit Facility that refinanced or extended the maturity of the indebtedness under the Prior Credit Facility, lowered our interest costs and amended the restrictive covenants to provide us greater financial and operating flexibility. The Amended and Restated Credit Facility consists of a revolving credit facility of $500 million and a term loan of $150 million, each of which matures five years after the closing of the Amended and Restated Credit Facility. Loans under the Amended and Restated Credit Facility bear interest at the borrower's option at the Eurodollar rate plus 2.5% or a base rate plus 1.00%. After October 1, 2005, the interest rate margin is subject to pricing adjustments based on excess availability and a financial ratio. See "Description of Other Indebtedness—Amended and Restated Credit Facility" for a description of the terms of the Amended and Restated Credit Facility.

        We intend to use the net proceeds to us of this offering, together with the proceeds from the offering of the New Notes and the borrowings under the Amended and Restated Credit Facility, to repurchase or redeem the 9.875% Notes, repurchase the 10.0% Notes and pay premium costs, accrued interest and transaction fees and expenses. See "Use of Proceeds."

USE OF PROCEEDS

        We estimate that the net proceeds to us from our sale of            shares of common stock in this offering at an assumed initial public offering price of $                  per share (the mid-point of the range of the initial offering price set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $                  million, or approximately $                  million if the underwriters exercise in full their over-allotment option.

        We intend to use the net proceeds to us from the sale of the common stock from this offering, together with the proceeds from the offering of the New Notes and the borrowings under the Amended and Restated Credit Facility to repurchase or redeem the 9.875% Notes, repurchase the 10.0% Notes, and pay premium costs, accrued interest and transaction fees and expenses. See "Refinancing Transactions."

        We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders. In the aggregate, the selling stockholders will receive approximately $             million of the net proceeds of this offering.

        The following table sets forth estimated sources and uses of funds in connection with the offering and the other Refinancing Transactions expected to occur on or near the closing of this offering:

Amount
(in thousands)
Sources of Funds
Amended and Restated Credit Facility(1)	$223,071
New Notes(2)	300,000
Net proceeds from the offering	233,000

Total sources	$756,071

Uses of Funds
Repurchase or redemption of the 9.875% Notes(3)	$550,000
Repurchase of the 10.0% Notes(4)	150,000
Premium and prepayment costs and payment of accrued interest	39,071
Transaction fees and expenses(5)	17,000

Total uses	$756,071

(1)
The Amended and Restated Credit Facility consists of a revolving credit facility of $500 million and a term loan of $150 million, each of which matures five years after the closing of the Amended and Restated Credit Facility. See "Description of Other Indebtedness—Amended and Restated Credit Facility" for further description of the Amended and Restated Credit Facility.

(2)
Williams Scotsman currently expects to issue approximately $300 million aggregate principal amount of New Notes which are expected to include $150 million of floating rate notes and $150 million of fixed rate notes. The New Notes are expected to be senior unsecured indebtedness. The floating rate notes are expected to have a 7.5 year maturity and the fixed rate notes are expected to have a 10 year maturity. Depending on market conditions, Williams Scotsman may issue a greater or lesser principal amount of notes than $300 million or a different mix of floating rate and fixed rate notes. See "Description of Other Indebtedness—New Notes" for a description of the terms of the New Notes.

(3)
We have assumed that 100% of the 9.875% Notes will be tendered and purchased in the tender offer at a purchase price of 100.5% of their principal amount plus accrued and unpaid interest. The 9.875% Notes mature on June 1, 2007.

(4)
We have assumed that 100% of the 10.0% Notes will be tendered and purchased in the tender offer at a purchase price of 110.168% of their principal amount plus accrued and unpaid interest. The 10.0% Notes mature on August 15, 2008. The actual amount of 10.0% Notes that we purchase may vary.

(5)
Includes estimated commitment, placement and other transaction fees and legal, accounting and other costs payable in connection with the Refinancing Transactions.

DIVIDEND POLICY

        We have never declared or paid any dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. See also "Description of Common Stock." In addition, the Amended and Restated Credit Facility contains, and the indenture for the New Notes is expected to contain, restrictions on the amounts of dividends that Williams Scotsman can pay us.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2005:

  •
  on an actual basis; and

  •
  on a pro forma basis to reflect this offering and other Refinancing Transactions and the application of the related net proceeds to us therefrom as described in "Use of Proceeds."

        You should read this table in conjunction with "Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data," "Use of Proceeds," "Selected Financial Data," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma
	(dollars in thousands, except share amounts)
Cash	$2,263	$2,263

Indebtedness:
Prior revolving credit facility	$110,483	$—
Prior term loan	205,776	—
Amended and Restated Credit Facility(1)	—	539,330
9.875% Notes (net of unamortized discount of $743)	549,257	—
10.0% Notes	150,000	—
Capital leases	1,920	1,920
New Notes(2)	—	300,000

Total Indebtedness	1,017,436	841,250

Stockholders' equity:
Common stock (actual, $0.01 par value, authorized 10,000,000 shares, issued 9,507,407 shares; pro forma, $0.01 par value, authorized shares, issued shares)	95	95
Additional paid-in capital	240,834	473,834
Retained earnings	61,352	40,506
Cumulative foreign currency translation adjustment	13,027	13,027

	315,308	527,462
Less treasury stock—3,312,608 common shares, at cost	(295,938)	(295,938)

Total stockholders' equity	19,370	231,524

Total capitalization	$1,036,806	$1,072,774

(1)
The Amended and Restated Credit Facility consists of a revolving credit facility of $500 million and a term loan of $150 million, each of which matures five years after the closing of the Amended and Restated Credit Facility. Advances under the Amended and Restated Credit Facility are subject to a borrowing base test. See "Description of Other Indebtedness—Amended and Restated Credit Facility" for further description of the Amended and Restated Credit Facility.

(2)
William Scotsman currently expects to issue approximately $300 million aggregate principal amount of New Notes, which are expected to include $150 million of floating rate notes and $150 million of fixed rate notes. The New Notes are expected to be senior unsecured indebtedness. The floating rate notes are expected to have a 7.5 year maturity and the fixed rate notes are expected to have a 10 year maturity. Depending on market conditions, Williams Scotsman may issue a greater or lesser principal amount of notes than $300 million or a different mix of floating rate and fixed rate notes. See "Description of Other Indebtedness—New Notes" for a description of the terms of the New Notes.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock upon the completion of this offering.

        Our pro forma net tangible book value as of March 31, 2005, after giving effect to the Refinancing Transactions other than giving effect to this offering, was $             million, or $                  per share of common stock. Net tangible book value per share is determined by dividing tangible stockholders' equity, which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range of the initial offering price set forth on the cover page of this prospectus) and the effect on stockholders' equity (deficit) of the initial public offering and applying our estimated net proceeds, our adjusted pro forma net tangible book value at March 31, 2005 would have been $                   million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $                      per share to new stockholders purchasing shares of common stock in this offering. Pro forma net tangible book value is not affected by the sale of shares of our common stock offered by the selling stockholders. The following table illustrates this dilution per share:

Initial public offering price per share of common stock
Pro forma net tangible book value per share as of March 31, 2005
Increase in per share attributable to new investors
Pro forma net tangible book value per share after the offering
Dilution per share to new investors

        The following table summarizes, as of March 31, 2005, the number of shares of common stock purchased in this offering, the total consideration paid to us and the selling stockholders and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors
Total

        In addition, after the consummation of this offering we will have outstanding options to purchase         shares of common stock at a weighted average exercise price of $                  and options to purchase         shares of common stock that will be granted in connection with this offering with an exercise price equal to the initial public offering price. To the extent any outstanding options are exercised or any additional options or other equity awards are granted and/or exercised, there may be additional economic dilution to new investors.

SELECTED FINANCIAL DATA

        The selected consolidated historical financial and other data for each of the years in the three-year period ended December 31, 2004 and as of the end of each such period have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical financial and other data for the years ended December 31, 2000 and 2001 and as of the end of each such period have been derived from our audited consolidated financial statements not included elsewhere in this prospectus. The historical financial data for the three months ended March 31, 2004 and March 31, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The audited consolidated financial statements for each of the years in the five-year period ended December 31, 2004 have been audited by Ernst & Young LLP, an independent registered public accounting firm.

        The information presented below should be read in conjunction with "Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data," "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2000(1)	2001(1)	2002(1)	2003	2004	2004	2005
	(dollars in thousands, except per share amounts and average rental rate)
Statement of Operations Data:
Revenues:
Leasing	$220,547	$238,151	$227,106	$213,976	$222,867	$52,827	$58,783
Sales:
New units	73,291	91,114	98,927	71,635	86,344	19,091	22,491
Rental equipment	21,571	22,212	23,951	20,734	29,355	5,212	7,033
Delivery and installation	79,097	97,342	101,034	91,318	116,106	20,414	27,835
Other	35,000	40,214	41,429	37,980	43,253	9,367	9,959

Total	$429,506	$489,033	$492,447	$435,643	$497,925	$106,911	$126,101

Gross profit:
Leasing	$151,094	$156,504	$137,588	$119,148	$122,202	$29,959	$33,768
Sales:
New units	13,023	15,945	16,363	12,224	13,459	3,575	3,573
Rental equipment	5,266	5,326	5,787	4,373	6,459	1,115	1,354
Delivery and installation	19,427	19,003	16,494	12,462	15,045	2,030	3,332
Other	28,417	31,840	31,528	29,706	33,648	7,137	7,752

Total	217,227	228,618	207,760	177,913	190,813	43,816	49,779

Selling, general and administrative expenses	76,872	82,573	85,779	76,297	83,407	20,782	22,961
Other depreciation and amortization	17,474	18,845	13,438	13,869	14,787	3,414	3,910
Interest	91,860	85,486	85,208	87,174	92,444	22,627	24,227
Held for sale impairment charge	—	—	—	19,386	—	—	—
Casualty loss	—	1,500	—	—	—	—	—

Income (loss) before income taxes	31,021	40,214	23,335	(18,813)	175	(3,007)	(1,319)
Income tax expense (benefit)	14,938	17,585	8,137	(7,131)	3,586	(1,142)	(501)

Net income (loss)	$16,083	$22,629	$15,198	$(11,682)	$(3,411)	$(1,865)	$(818)

Net income (loss) per common share—basic	$2.60	$3.65	$2.45	$(1.89)	$(0.55)	$(0.30)	$(0.13)

Net income (loss) per common share—diluted	$2.46	$3.46	$2.32	$(1.89)	$(0.55)	$(0.30)	$(0.13)

	Year Ended December 31,					Three Months Ended March 31,
	2000(1)	2001(1)	2002(1)	2003	2004	2004	2005
	(dollars in thousands, except per share amounts and average rental rate)
Other Data:
EBITDA(2),(3)	$177,075	$186,306	$167,815	$131,327	$156,294	$34,814	$39,351
Cash flow from operating activities	$86,922	$60,194	$95,279	$74,216	$56,863	$20,926	$14,799
Cash flow from investing activities	$(128,304)	$(125,458)	$(36,119)	$(43,639)	$(102,937)	$(52,226)	$(21,273)
Cash flow from financing activities	$43,287	$63,301	$(59,295)	$(30,566)	$46,193	$31,971	$7,852
Lease fleet units (end of period)	88,249	93,942	93,804	90,951	95,048	94,200	96,000
Average utilization rate(4)	84.2%	81.8%	77.9%	76.6%	79.9%	78.8%	80.4%
Average rental rate(5)	$260	$263	$261	$250	$250	$249	$258
Capital Expenditures:
Lease fleet(8)	$101,046	$83,965	$16,863	$32,573	$50,512	$6,958	$13,523
Non-lease fleet	18,571	15,379	11,948	7,632	8,062	1,797	3,167
Acquisitions	8,687	26,114	7,308	3,434	49,363	43,471	4,583
Balance Sheet Data (at period end):
Rental equipment, net(7)	$799,994	$866,867	$828,927	$828,078	$880,723	$866,481	$885,738
Total assets	1,145,901	1,244,986	1,229,767	1,205,685	1,284,611	1,242,950	1,284,829
Revolving credit facility and long-term debt	959,110	1,022,972	984,345	962,178	1,009,486	994,290	1,017,436
Stockholders' equity (deficit)	(22,578)	(1,279)	19,273	18,364	21,147	15,917	19,370

(1)
On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which requires that goodwill no longer be amortized. If Statement No. 142 had been effective for the years ended December 31, 2001 and 2000, the reported net income would have increased by $4.7 million and $4.5 million, respectively. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation. We selected the modified prospective method of adoption described in SFAS No. 148, Accounting for Stock-Compensation-Transition and Disclosure. If SFAS No. 123 had been effective for the year ended December 31, 2002, 2001 and 2000, the reported net income would have increased (decreased) by $2.5 million, ($0.8) million and ($0.3) million, respectively.

(2)
We define EBITDA as earnings before deducting interest, income taxes, depreciation and amortization. We believe that EBITDA provides useful information with respect to our ability to meet our future debt service, capital expenditures, working capital requirements and overall operating performances. In addition, we utilize EBITDA when interpreting operating trends and results of operations of our core business operations. However, EBITDA should not be considered in isolation or as a substitute for cash flow from operating activities, or other measures prepared in accordance with generally accepted accounting principles or as a measure of our liquidity. When evaluating EBITDA, investors should consider, among other factors, (1) increasing or decreasing trends in EBITDA, (2) whether EBITDA has remained at positive levels historically and (3) how EBITDA compares to levels of debt and interest expense. Because EBITDA excludes some, but not all, items that affect cash flow from operating activities and may vary among companies, EBITDA mentioned above may not be comparable to similarly titled measures of other companies.

To maintain the value of our lease fleet which generates significant rental value, we perform periodic refurbishments to our fleet. The capital expenditures for such refurbishments are reflected in the cash flow used in the investing activities but not in cash flow from operations or EBITDA. As a result, cash flow from operating activities or EBITDA should not be evaluated without also considering cash flow used in the investing activities, together with cash flow from financing activities and net income (loss).

The table below reconciles EBITDA to cash flow from operating activities, the most directly comparable GAAP measure.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(dollars in thousands)
EBITDA	$177,075	$186,306	$167,815	$131,327	$156,294	$34,814	$39,351
Decrease (increase) in net accounts receivables	3,360	(20,420)	10,387	9,167	(20,127)	399	7,586
(Decrease) increase in accounts payable and accrued expenses	(3,698)	2,182	1,308	2,742	22,036	(728)	(13,873)
Interest paid	(81,653)	(89,351)	(76,744)	(74,608)	(84,903)	(10,930)	(13,554)
Decrease (increase) in other assets	(4,285)	(14,158)	433	(7,805)	(10,258)	(1,807)	(3,217)
(Decrease) increase in other liabilities	910	(261)	(7,496)	(1,576)	2,924	184	(233)
Non-cash stock compensation expense	479	(278)	5,313	766	736	115	93
Gain on sale of rental equipment (including net recovery from hurricanes)	(5,266)	(5,326)	(5,737)	(5,183)	(9,839)	(1,121)	(1,354)
Non-cash casualty charge	—	1,500	—	—	—	—	—
Non-cash held for sale impairment charge	—	—	—	19,386	—	—	—

Cash flow from operating activities	$86,922	$60,194	$95,279	$74,216	$56,863	$20,926	$14,799

Other data:
Cash flow used in investing activities	$(128,304)	$(125,458)	$(36,119)	$(43,639)	$(102,937)	$(52,226)	$(21,273)

Cash flow provided by (used in) financing activities	$43,287	$63,301	$(59,295)	$(30,566)	$46,193	$31,971	$7,852

(3)
In December 2003, we adopted a strategic disposal initiative. In accordance with SFAS No. 144, we recorded a non-cash $19.4 million impairment charge in the fourth quarter of 2003 to reflect the write-down of these assets to their estimated fair value (less costs to sell). The effect on net loss for the year ended December 31, 2004 of disposing of these units was not material.

(4)
Average utilization rate is defined as the average units on rent divided by the average total units in our rental equipment fleet during the applicable period.

(5)
Average rental rate for the indicated period represents the average of the monthly average rental rates in effect for all units on lease outstanding at the end of each month during the period.

(6)
Net capital expenditures for lease fleet represents purchases of units for the lease fleet and other capitalized costs of units, reduced by the proceeds of sales of rental equipment.

(7)
As of December 31, 2002, 2003, 2004 and March 31, 2004 and 2005 the net balance of rental equipment excludes certain rental units, which no longer merit further investment pursuant to a strategic disposal initiative adopted in December 2003. See footnote (3) above. The balance of these excluded held for sale units as of December 31, 2002 and 2003 was $21.2 million and $0.4 million, respectively. The balance of these excluded held for sale units as of December 31, 2004, March 31, 2004 and March 31, 2005 was not material. The 2003 and 2002 rental equipment balances presented in the balance sheet and herein were adjusted in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. See Note 11 of the Notes to Audited Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following tables present our unaudited pro forma condensed consolidated financial information as of March 31, 2005 and for the three months then ended and the year ended December 31, 2004.

        The unaudited pro forma financial information gives effect to the following transactions:

  •
  this offering;

  •
  entering into the Amended and Restated Credit Facility;

  •
  the offering of the New Notes; and

  •
  the application of the proceeds from this offering, the proceeds from the offering of the New Notes and the borrowings under the Amended and Restated Credit Facility to refinance a portion of the indebtedness under the Prior Credit Facility, repurchase or redeem all of the 9.875% Notes, repurchase all of the 10.0% Notes, pay early redemption or premium and prepayment costs and payment of interest and transaction fees and expenses.

        The unaudited pro forma balance sheet as of March 31, 2005 gives effect to the above transactions as if they had occurred on March 31, 2005. The unaudited pro forma condensed consolidated statements of operations for year ended December 31, 2004 and three months ended March 31, 2005 give effect to the above transactions as if they had occurred as of January 1, 2004. In connection with this offering and the related Refinancing Transactions, we expect to record a charge of $20.8 million, net of income taxes, related to the write-off of deferred debt financing costs of $14.9 million and prepayment costs, premiums, and unamortized discounts of $18.7 million associated with the debt to be extinguished in the transactions. Because this charge is directly related to these transactions rather than our continuing operations, we have not given effect to it in the unaudited pro forma condensed consolidated statements of operations. However, the unaudited pro forma condensed balance sheet gives effect to the charge as if it occurred on March 31, 2005.

        Preparation of the pro forma financial information was based on assumptions deemed appropriate by our management. Depending on market conditions, Williams Scotsman may issue a greater or lesser principal amount of New Notes than $300 million or a different mix of floating rate and fixed rate notes. In addition, the actual amount of 10.0% Notes we purchase may vary. The pro forma information is unaudited and is not necessarily indicative of the results which actually would have occurred if the above transactions had been consummated at the beginning of the period presented, nor does it purport to represent the future financial position and results of operations for future periods. The unaudited pro forma financial information should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the related notes included elsewhere in this prospectus.

WILLIAMS SCOTSMAN INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
As of March 31, 2005

	Actual	Pro Forma Adjustments		Pro Forma As Adjusted
	(in thousands)
Assets
Cash	$2,263	$—		$2,263
Trade accounts receivable, net	69,145	—		69,145
Prepaid expenses and other current assets	37,540	—		37,540
Rental Equipment, net	885,738	—		885,738
Property and equipment, net	80,561	—		80,561
Deferred financing costs, net	14,879	2,121	(1)	17,000
Goodwill, net	171,115	—		171,115
Other intangible assets, net	2,868	—		2,868
Other assets	20,720	—		20,720

Total assets	$1,284,829	$2,121		$1,286,950

Liabilities and stockholders' equity
Accounts payable	$33,092	$—		$33,092
Accrued expenses and other current liabilities	43,897	(21,071	)(2)	22,826
Rents billed in advance	21,120	—		21,120
Prior revolving credit facility	110,483	(110,483	)(2)	—
Prior term loan	205,776	(205,776	)(2)	—
9.875% Senior notes	549,257	(549,257	)(2)	—
10.0% Senior secured notes	150,000	(150,000	)(2)	—
Amended and Restated Credit Facility	—	539,330	(3)	539,330
New Notes	—	300,000	(3)	300,000
Other long-term debt, net	1,920	—		1,920
Deferred income taxes	149,914	(12,776	)(4)	137,138

Total liabilities	1,265,459	(210,033)		1,055,426
Stockholders' equity:
Common stock	95	—		95
Additional paid in capital	240,834	233,000	(5)	473,834
Retained earnings	61,352	(20,846	)(6)	40,506
Cumulative foreign currency translation adjustment	13,027	—		13,027

	315,308	212,154		527,462
Treasury stock	(295,938)	—		(295,938)

Total stockholders' equity	19,370	212,154		231,524

Total liabilities and stockholders' equity	$1,284,829	$2,121		$1,286,950

WILLIAMS SCOTSMAN INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share amounts)

	Year ended December 31, 2004				Three Months Ended March 31, 2005
	Actual	Pro Forma Adjustments		Pro Forma As Adjusted	Actual	Pro Forma Adjustments		Pro Forma As Adjusted
Revenues
Leasing	$222,867			$222,867	$58,783			$58,783
Sales:
New units	86,344			86,344	22,491			22,491
Rental equipment	29,355			29,355	7,033			7,033
Delivery and installation	116,106			116,106	27,835			27,835
Other	43,253			43,253	9,959			9,959

Total revenues	$497,925	—		$497,925	$126,101	—		$126,101

Gross profit:
Leasing	$122,202	—		$122,202	$33,768	—		$33,768
Sales:
New units	13,459	—		13,459	3,573	—		3,573
Rental equipment	6,459	—		6,459	1,354	—		1,354
Delivery and installation	15,045	—		15,045	3,332	—		3,332
Other	33,648	—		33,648	7,752	—		7,752

Total	190,813	—		190,813	49,779	—		49,779

Selling, general and administrative expenses	83,407	—		83,407	22,961	—		22,961
Other depreciation and amortization	14,787	—		14,787	3,910	—		3,910
Interest	92,444	(30,929	)(7)	61,515	24,227	(8,791	)(7)	15,436

Total operating expenses	190,638	(30,929)		159,709	51,098	(8,791)		42,307

Income (loss) before income taxes	175	30,929		31,104	(1,319)	8,791		7,472
Income tax expense (benefit)	3,586	11,753	(8)	15,339	(501)	3,340	(8)	2,839

Net (loss) income	$(3,411)	$19,176	(9)	$15,765	$(818)	$5,451	(9)	$4,633

Unaudited pro forma as adjusted basic net income per share(10)
Shares used in computing unaudited pro forma as adjusted basic net income per share(10)
Unaudited pro forma as adjusted diluted net income per share(10)
Shares used in computing unaudited pro forma as adjusted diluted net income per share(10)

Notes to Unaudited Pro Forma
Condensed Consolidated Financial Statements

(1)
Represents the write-off of unamortized deferred financing costs related to the Prior Credit Facility, the 9.875% Notes and the 10.0% Notes (the "Existing Debt") of approximately $14.9 million and the recording of debt issuance costs of approximately $17.0 million related to the Amended and Restated Credit Facility and the New Notes.

(2)
Represents the retirement or extinguishment of the Existing Debt including accrued interest using proceeds from this offering and issuance of the New Notes and indebtedness under the Amended and Restated Credit Facility.

(3)
Represents the indebtedness under the Amended and Restated Credit Facility and issuance of the New Notes.

(4)
Represents the effect on deferred income taxes as a result of the write-off of $14.9 million of deferred financing costs and repayment premiums of $18.7 million related to the retirement or extinguishment of the Existing Debt.

(5)
Represents the issuance of $250 million of            shares of common stock at an assumed initial offering price of $                        per share, the payment of estimated fees and expenses assumed to be $17.0 million related to this offering, and the application of the net proceeds as set forth under "Use of Proceeds".

(6)
Represents the estimated loss related to the debt extinguishment net of income taxes.

(7)
Reflects the effect on interest expense from the following debt transactions:

Deductions to historical interest expense:	Year Ended December 31, 2004	Three Months ended March 31, 2005
	(in thousands)
Interest expense related to indebtedness repaid or extinguished with proceeds from the offering and offering of the New Notes and indebtedness under the Amended and Restated Credit Facility	$(83,507)	$(21,878)
Interest expense related to amortization of deferred financing costs, at actual historical amounts	(6,959)	(1,798)
Additions to historical interest expense:
Pro forma interest expense on $300.0 million of New Notes the proceeds of which were used to repay the Existing Debt and to pay $8.5 million of deferred financing costs	24,398	6,100
Pro forma interest expense on the Amended and Restated Credit Facility including $150.0 million Term Loan and $387 million revolving credit facility which was used to repay or extinguish Existing Debt and to pay $8.5 million of deferred financing costs	32,447	8,112
Pro forma amortization of debt issuance costs	2,692	673

Net pro forma decrease to historical interest expense	$(30,929)	$(8,791)

        Had interest rates been 0.125% higher during the year ended December 31, 2004 and the three months ended March 31, 2005, pro forma interest expense for each period would increase by $862,000 and $216,000, respectively.

(8)
The effective tax rate applied to the pro forma adjustments is 38.0%, the combined statutory Federal and effective state income tax rate.

(9)
The above pro forma results do not give effect to the anticipated loss related to the debt extinguishment costs including the write-off of deferred financing costs and the payment of a premium on the retirement of the 10.0% Notes.

(10)
Unaudited pro forma as adjusted basic net income per share is computed by dividing unaudited pro forma as adjusted net income by the pro forma weighted average number of common shares outstanding for the period. Unaudited pro forma as adjusted diluted net income per share includes the potential dilution that could occur if options to acquire common stock were exercised or converted into common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto and other financial information included in this prospectus. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. See "Disclosure Regarding Forward-Looking Statement."

Business Overview

        We derive our revenues and earnings from the leasing and sale of modular space and storage units, delivery and installation of those units and the provision of other ancillary products and services. Leasing operations, which primarily comprise the leasing of modular space units and the sale of used units from our lease fleet, account for a majority of our revenues and gross profits. To maintain the value of our units, we perform periodic refurbishments to our fleet. Additionally, used modular space units are sold from our lease fleet in the ordinary course of business at either fair market value or, to a lesser extent, pursuant to pre-established lease purchase options. The sale of rental units results in the availability of the total cash proceeds received and is reported as a cash flow from investing activities and generally results in the reporting of gross profit on such sales. New unit sales revenues are derived from the sale of new modular space and portable storage units, similar to those units leased by us. Revenues from delivery and installation result from activities related to the transportation and installation of and site preparation for both leased and sold products. Other revenues are derived from other products and services including: rental of steps, furniture, ramps and security systems, sales of parts and supplies, and charges for granting insurance waivers.

        While we are beginning to see improvement in the market place, our business was adversely impacted by overall soft economic conditions over the past several years, which affected our construction customers primarily, and state budget issues in certain parts of the country that have affected our education customers. Although a portion of our business is with customers in industries that are cyclical in nature and/or subject to changes in general economic conditions, we believe that certain characteristics of the modular space and portable storage industries and our operating strategies helped us to limit our exposure to the recent economic downturn. These characteristics include our typical lease terms, which include contractual provisions requiring customers to retain units on lease for, on average, 15 months, and the fact that units on rent have an average lease duration of 28 months; the flexibility and low cost offered to our customers by leasing which may be an attractive alternative to capital purchases; our ability to redeploy units during regional recessions; the diversity of our industry exposure; and the geographic balance of our operations.

        In the ordinary course of business, we acquire leasing and related businesses. On February 24, 2005, we acquired Mobile Space, Inc., a Chicago-based company that leased and sold modular space units for a purchase price of $4.8 million. This purchase resulted in the acquisition of approximately 640 units and the related customer base. On November 17, 2004 we purchased the modular space leasing business of J. Leo Chartrand Inc., a Montreal-based Canadian company. The purchase price was approximately $1.9 million and the transaction added approximately 160 units. On July 28, 2004, we, through Williams Scotsman's 100% owned subsidiary, Williams Scotsman Europe, S.L., acquired an 8.5% minority interest in Wiron Construcciones Modulares, S.A., headquartered in Parla, Spain for approximately $4.7 million, which includes acquisition-related costs. Wiron Construcciones Modulares, S.A. is one of the largest modular space providers in Spain with branches located in all major cities throughout the country.

        On March 26, 2004, we acquired nearly 3,800 modular Division of State Architect ("DSA") classroom units located in the State of California from Transport International Pool, Inc. (d/b/a GE Modular Space) for approximately $43.5 million. The assets were acquired using available funds under our revolving credit facility. The acquisition included the purchase of units, equipment associated with these classroom units as well as rights under all outstanding leases related to these classroom units and certain other assets. We did not acquire employees, physical facilities, sales force, or other business related items. In addition, the customer base, which is primarily public and private educational institutions in the State of California, is similar to, and in many cases duplicative of, our existing customer base. As a result, we consider the purchase of these assets an asset purchase rather than an acquisition of a business. The average age of the units acquired is approximately 6 years while the remaining depreciable lives range from 2 to 19 years with an average remaining life of approximately 14 years. Operating leases assumed in the transaction have an average contractual life of less than two years. However, we expect a significant number of these units to either continue on a month-to-month basis or be re-leased.

        On May 29, 2003, we acquired AFA Locations Inc., a leasing company. On July 31, 2002, we acquired the leasing business of Northgate Industries Ltd. See Note 3 of the Notes to Audited Consolidated Financial Statements for further information.

        In the fourth quarter of 2003, we implemented a strategic initiative to dispose of selected rental units in our lease fleet which we determined no longer merited further investment. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, we planned to sell to one or more buyers approximately 2,900 units. As of December 31, 2004, we have sold greater than 90% of the selected rental units and the remaining net book value of such units amounts to less than $0.1 million. See Note 11 of the Notes to Audited Consolidated Financial Statements for further discussion.

        In connection with this offering and the related Refinancing Transactions, we expect to record a charge of $19.7 million, net of income taxes, related to the write-off of deferred debt financing costs of $14.9 million and prepayment costs, premiums and unamortized discounts of $16.8 million associated with the debt to be extinguished in the Refinancing Transactions.

        The following table shows the percentage of total revenues represented by the key items included in our statements of income. Certain amounts may not add due to rounding.

	Fiscal Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Revenues:
Leasing	46.1%	49.1%	44.8%	49.3%	46.6%
Sales:
New units	20.1	16.4	17.3	17.9	17.8
Rental equipment	4.9	4.8	5.9	4.9	5.6
Delivery and installation	20.5	21.0	23.3	19.1	22.1
Other	8.4	8.7	8.7	8.8	7.9

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of sales and services:
Leasing:
Depreciation and amortization	9.3	11.3	9.8	11.0	9.9
Other direct leasing costs	8.9	10.5	10.4	10.4	9.9
Sales:
New units	16.8	13.6	14.6	14.5	15.0
Rental equipment	3.7	3.8	4.6	3.8	4.5
Delivery and installation	17.2	18.1	20.3	17.2	19.4
Other	1.9	1.9	1.9	2.1	1.8

Total costs of sales and services	57.8	59.2	61.6	59.0	60.5

Gross profit	42.2	40.8	38.4	41.0	39.5

Selling, general and administrative expenses	17.4	17.5	16.8	19.4	18.2
Other depreciation and amortization	2.7	3.2	3.0	3.2	3.1
Interest	17.3	20.0	18.6	21.2	19.2
Held for sale impairment charge	—	4.4	—	—	—

Total operating expenses	37.4	45.1	38.4	43.8	40.5

Income (loss) before income taxes	4.8	(4.3)	0.0	(2.8)	(1.0)
Income tax expense (benefit)	1.7	(1.6)	0.7	(1.1)	(0.4)

Net income (loss)	3.1%	(2.7)%	(0.7)%	(1.7)%	(0.6)%

Results of Operations

  Three Months Ended March 31, 2005 Compared with Three Months Ended March 31, 2004.

        Revenues for the quarter ended March 31, 2005 were $126.1 million, a $19.2 million or 17.9% increase from revenues of $106.9 million in the same period of 2004. The increase resulted from a $7.4 million or 36.4% increase in delivery and installation revenues, a $6.0 million or 11.3% increase in leasing revenue, a $3.4 million or 17.8% increase in sales of new units, a $1.8 million or 34.9% increase in sales of rental equipment, and a $0.6 million or 6.3% increase in other revenue from the same period of 2004. The increase in delivery and installation is largely due to continued strength in the education business, particularly in the south central, southeast and western regions of the country, together with increased modular sales activity in the north central region of the country. The 11.3% increase in leasing revenue for the quarter ended March 31, 2005, as compared to the same period of 2004, resulted from an increase of approximately 5,300 units on rent, which includes California classroom units purchased on March 26, 2004, and a $9 increase in the average rental rate from $249 to $258. Average fleet utilization of approximately 80% for the quarter ended March 31, 2005 was up approximately 1.6% from the same period of the prior year. New sales revenue increased primarily as a result of sales of workforce housing units in Canada during the quarter as well as increased modular sales activity described above. The 34.9% increase in sales of rental equipment for the quarter ended March 31, 2005 as compared to the same period of 2004 was due primarily to sales of rental units in Canada. The increase in other revenue for the quarter ended March 31, 2005 as compared to the same period of 2004 was driven by various ancillary items, including steps, furniture, insurance waivers, and ramps.

        Gross profit for the quarter ended March 31, 2005 was $49.8 million, a $6.0 million or 13.6% increase from the same period of 2004. This increase in gross profit was primarily driven by the increased delivery and installation revenues and leasing revenues described above. Gross margin percentage related to delivery and installation increased 2.0%, primarily resulting from higher margins related to projects discussed above. Leasing gross profit margin percentage for the quarter ended March 31, 2005 improved 0.7% over the same period of 2004 as a result of the increased leasing revenue described above, partially offset by increased refurbishment and maintenance costs. Gross margin percentage related to new unit sales decreased 2.8% as compared to the same period of 2004 primarily due to overall competitive pricing pressures and lower margins on certain modular sales projects. Gross profit margin from sales of rental equipment increased slightly by $0.2 million primarily due to the increased revenues discussed above, substantially offset by lower margin sales experienced during the quarter ended March 31, 2005 resulting from changes in the mix of rental units sold as compared to the same period of 2004. Gross profit margin and gross profit margin percentage related to other revenue increased $0.6 million and 1.6% respectively, primarily due to improved margins on ancillary products.

        Selling, general and administrative expenses ("SG&A") for the quarter ended March 31, 2005 increased approximately $2.2 million or 10.5% to approximately $23.0 million from $20.8 million in the same period of 2004. This increase is primarily associated with increased employee-related costs, marketing, occupancy and professional fees incurred primarily to support growth of our revenues and gross profit discussed above.

        Interest expense for the quarter ended March 31, 2005 increased by approximately $1.6 million or 7.1% to $24.2 million from $22.6 million in the same period of 2004, due primarily to a $51.4 million or 19.3% increase in average credit facility debt and an approximately 1.1% increase in the effective interest rate over the same period of 2004.

        For the quarter ended March 31, 2005 and 2004, income tax benefit was $0.5 million and $1.1 million, respectively. Our effective tax rate for the quarters ended March 31, 2005 and 2004 was approximately 38%.

  2004 Compared With 2003

        Revenues for the year ended December 31, 2004 were $497.9 million, a $62.3 million or 14.3% increase from revenues of $435.6 million in the same period of 2003. The increase resulted from a $24.8 million or 27.1% increase in delivery and installation revenues, a $14.7 million or 20.5% increase in sales of new units, an $8.9 million or 4.2% increase in leasing revenue, an $8.6 million or 41.6% increase in sales of rental equipment and a $5.3 million or 13.9% increase in other revenue from the same period of 2003. The increases in sales of new units and corresponding increase in delivery and installation revenues are largely due to continued growth in the education industry we serve, particularly in the southeast and west regions of the country. In addition, as a percentage of total revenue, delivery and installation revenues increased 2.3% from 2003. This is primarily attributable to increased modular construction site work activities, which are more time and labor intensive, in the northeast and south central regions of the country. The 4.2% increase in leasing revenue for the year ended December 31, 2004 resulted from an increase of approximately 3,000 units on rent, which includes our purchase of California classroom units in the first quarter 2004. Average fleet utilization of approximately 80% for the year ended December 31, 2004 was up approximately 3% from the same period of the prior year. Of this increase, 2.5% is attributed to the strategic initiative previously discussed. The average monthly rental rate for the year ended December 31, 2004 remained flat at $250 in comparison with the prior year. The average monthly rate for the fourth quarter of 2004 was $253 as compared to $247 in the fourth quarter of 2003. Increased used sales activity, particularly in the west and southeast regions of the country, resulted in increased sales of rental equipment for the year ended December 31, 2004 as compared to the same period of 2003. Other revenue, which includes income from various ancillary items, including steps, furniture, insurance waivers, ramps and other miscellaneous items, increased 13.9% in 2004 due primarily to the $3.3 million, net of damages relating to settlement of insurance claims, resulting from a series of hurricanes in the southeast region of the United States occurring during the third quarter of 2004 (see discussion below) and an increase in steps and ramp revenues. During the year ended December 31, 2003, other revenue included $1.0 million of profit related to the sale of a branch facility.

        Gross profit for the year ended December 31, 2004 was $190.8 million, a $12.9 million or 7.3% increase from the same period of 2003. Gross profit margin percentage from the sales of new units, and delivery and installation decreased by 1.5% and 0.6%, respectively, due primarily to overall competitive pricing pressures and lower margins on certain modular construction projects in the northeast region of the country. Gross profit margin from the sales of rental equipment increased by $2.1 million, primarily due to an increase in sales of rental equipment described above. Gross profit margin from other revenues increased by $3.9 million from 2003. Gross profit margin percentage related to other revenues decreased by 0.4%, primarily as a result of competitive pricing pressures related to the sale and leasing of ancillary products and offset by the insurance settlement discussed above. Leasing gross profit for the year increased by $3.1 million while leasing gross profit margin percentage was relatively flat as compared to the same period of 2003, primarily due to leasing revenue improvements described above, partially offset by increased maintenance and refurbishment costs.

        SG&A for the year ended December 31, 2004 increased approximately $7.1 million or 9.3% to $83.4 million from $76.3 million for the year ended December 31, 2003. This increase is primarily associated with increased employee-related costs, business insurance, marketing related and professional fees. Also, during the fourth quarter, we recorded a charge of approximately $0.9 million resulting from the write-off of deferred costs in connection with the suspension of negotiations related to a European acquisition target.

        As previously described, in the fourth quarter of 2003, we implemented a strategic initiative to dispose of selected rental units in our lease fleet which were determined to no longer merit further investment. A $19.4 million impairment charge was recorded in 2003 to reflect the write-down of these assets to their estimated fair value (less costs to sell). As of December 31, 2004, we have disposed of substantially all of these units. The effects on the financial statements for the year ended December 31, 2004 of disposing of these units was not material.

        During the third quarter of 2004, approximately 500 modular space and portable storage units, with a book value of approximately $3.4 million, were destroyed as a result of several hurricanes experienced in the southeast region of the United States. The majority of these units were not on rent. In addition, approximately 200 units as well as certain other company assets were damaged during the storms. The total costs related to these storms approximate $4.6 million. As of December 31, 2004, we have agreed to a preliminary settlement with our insurance companies of approximately $7.9 million to cover losses from these storms, of which, $5.0 million was received as of December 31, 2004. During the fourth quarter, we recorded in other revenue approximately $3.3 million representing the realized gain from the involuntary conversion of these assets.

        Interest expense for the year ended December 31, 2004 increased by $5.3 million or 6.0% to $92.4 million from $87.2 million in the same period of 2003 due primarily to the incremental interest expense incurred on the $150.0 million 10.0% Notes. The net proceeds of the 10.0% Notes were used to repay portions of the term loan and revolving credit facility debt under the Prior Credit Facility in August 2003. This incremental interest expense was partially offset by a $61.6 million or 17.2%

decrease in the average credit facility debt over the same period of 2003. Also included in the 2003 interest expense was a write-off of deferred financing costs in the amount of $2.5 million.

        For the year ended December 31, 2004 and 2003, income tax expense (benefit) was $3.6 million and ($7.1) million, respectively. The increase in our effective tax rate for the year ended December 31, 2004 was impacted primarily by a change in the estimate of the future effects of state income taxes on deferred income tax balances resulting from a change in the estimated income apportionment among states in which we do business. The effective income tax rate also differs from the U.S. Federal statutory income tax rate because we have not recognized a benefit for NOL carryforwards generated from our operations in Mexico and Europe due to uncertainties surrounding their ultimate realization.

  2003 Compared With 2002

        Revenues in 2003 were $435.6 million, an approximately $56.8 million or 11.5% decrease from revenues of $492.4 million in 2002. The decrease resulted from a $27.3 million or 27.6% decrease in sales of new units, a $13.1 million or 5.8% decrease in leasing revenue, a $9.7 million or 9.6% decrease in delivery and installation revenues, a $3.4 million or 8.3% decrease in other revenues and a $3.2 million or 13.4% decrease in sales of rental equipment. Sales of new units and delivery and installation revenues decreases are largely due to market sluggishness associated with the 2003 economy and competitive pricing pressures. In addition, state budget issues in certain parts of the country have affected operating results for the year ended December 31, 2003 by producing delays in several significant modular classroom projects. The decrease in leasing revenues is due to a decrease of approximately 1,200 units on rent and continued soft economic conditions, which resulted in competitive pricing pressures. The average monthly rental rate decreased approximately 4.2% to $250 for the year ended December 31, 2003 versus $261 for the year ended December 31, 2002. Average fleet utilization was 77% for the year ended December 31, 2003, which was relatively flat as compared to the same period in the prior year. The decrease in sales of rental equipment for the year ended December 31, 2003 is the result of the non-recurrence in 2003 of several large classroom sales which occurred in the prior year. The decrease in other revenue is the result of declines in sales and leasing revenue mentioned above.

        Gross profit in 2003 was $177.9 million, a $29.8 million or 14.4% decrease from 2002 gross profit of $207.8 million. The decrease resulted from a $18.4 million or 13.4% decrease in leasing gross profit, a $4.0 million or 24.4% decrease in delivery and installation gross profit, a $4.1 million or 25.3% decrease in sales of new units, and a $1.4 million or 24.4% decrease in sales of rental equipment. The decrease in leasing gross profit is a result of the decrease in leasing revenue described above and a decline in leasing margins from 60.6% in 2002 to 55.7% in 2003. The decrease in margin percentage was attributable to the decrease in leasing revenue coupled with increased refurbishment and maintenance expenses as compared to 2002. The decrease in gross profit related to sales of new units, delivery and installation, and sales of rental equipment in 2003 resulted from the decrease in revenues described above.

        SG&A was $76.3 million and $85.8 million for the years ended December 31, 2003 and 2002, respectively. The overall decrease in SG&A of $9.5 million or 11.1% was achieved by continuing our cost control initiatives, primarily reductions in personnel related costs as well as a $4.5 million decrease in non-cash stock compensation expense. In 2003, we adopted the provisions of SFAS No. 148, Accounting for Stock-based Compensation-Transition and Disclosure. In accordance with the provisions of SFAS No. 148, we adopted the modified prospective provisions of the standard, effective January 1, 2003. Prior to adoption of SFAS No. 148, we accounted for stock compensation expense in accordance with APB No. 25, Accounting for Stock Issued to Employees. For the year ended December 31, 2003, and 2002, we recorded stock compensation expense of $0.8 million and $5.3 million, respectively.

        Interest expense increased by 2.3% to $87.2 million in 2003 from $85.2 million in 2002. This increase is the result of the accelerated amortization by $2.5 million of deferred financing costs related to the partial extinguishment of commitments under the Prior Credit Facility and the incremental interest expense incurred on the $150.0 million 10.0% Notes, the net proceeds of which were used to pay off portions of the term loan and revolving credit facility debt under the Prior Credit Facility. These increases were partially offset by (a) a decrease of approximately 10 basis points in effective interest rates on our variable rate debt for the year and (b) a $119.9 million or 25.0% decrease in the average credit facility debt over 2002, primarily due to the financing described above.

        As described earlier, in the fourth quarter of 2003 we implemented a strategic initiative to dispose of selected rental units in our lease fleet which we determined no longer merit further investment. A $19.4 million impairment charge was recorded to reflect the write-down of these assets to their estimated fair value (less costs to sell).

        The income tax expense (benefit) decreased from an expense of $8.1 million in 2002 to a benefit of $7.1 million in 2003, primarily due to the impairment charge of $19.4 million associated with the strategic initiative to dispose of certain rental units which reduced income before taxes during the current year. The effective tax rate for 2003 was 37.9%, up from 34.9% in 2002. The higher rate is primarily attributable to increases in the local tax rates in 2003 in the Canadian provinces in which we operate as well as the reversal of certain valuation allowances in 2002.

Seasonality

        Although demand from certain of our customers is somewhat seasonal, our operations as a whole are not seasonal to any significant extent.

Selected Quarterly Financial Data:

        The selected quarterly financial data for the period ended on December 31, 2004 and as of the end of each such period have been derived from our unaudited condensed consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods.

	Year Ended December 31, 2004
Quarter
	First	Second	Third	Fourth	Year
	(dollars in thousands, except per share data and average rental rate)
Revenues	$106,911	$124,234	$138,106	$128,674	$497,925
Gross profit	43,816	46,149	49,342	51,506	190,813
Income (loss) before incomes taxes	(3,007)	(491)	1,550	2,123	175
Net income (loss)	(1,865)	(305)	958	(2,199)	(3,411)
Net income (loss) per common share-basis	$(0.30)	$(0.05)	$0.15	$(0.35)	$(0.55)
Net income (loss) per common share-diluted	$(0.30)	$(0.05)	$0.15	$(0.35)	$(0.55)
Average utilization rate	79%	80%	80%	81%	80%
Average rental rate	$249	$247	$250	$253	$250
Lease fleet units (at the end of the quarter)	94,211	94,859	94,727	95,048	95,048
	Year Ended December 31, 2003
Quarter
	First	Second	Third	Fourth	Year
	(dollars in thousands, except per share data and average rental rate)
Revenues	$100,248	$107,327	$116,659	$111,409	$435,643
Gross profit	43,958	44,356	45,402	44,197	177,913
Held for sale charge	—	—	—	19,386	19,386
Income (loss) before incomes taxes	110	2,554	(584)	(20,893)	(18,813)
Net income (loss)	65	1,532	(352)	(12,927)	(11,682)
Net income (loss) per common share-basis	$0.01	$0.25	$(0.06)	$(2.09)	$(1.89)
Net income (loss) per common share-diluted	$0.01	$0.25	$(0.06)	$(2.09)	$(1.89)
Average utilization rate	76%	76%	77%	78%	77%
Average rental rate	$255	$251	$248	$247	$250
Lease fleet units (at the end of the quarter)	93,571	93,782	93,884	90,951	90,951

Liquidity and Capital Resources

  Historical

        We conduct virtually all of our business operations through Williams Scotsman. Accordingly, our only material sources of cash are dividends that are derived from earnings and cash flow generated by Williams Scotsman. Indebtedness of Williams Scotsman may limit or prohibit the payment of dividends to us. In particular, the Amended and Restated Credit Facility contains, and the indenture for the New Notes is expected to contain, restrictions on the amount of dividends that Williams Scotsman can pay us. To maintain the value of our lease fleet which generates significant rental value, we perform periodic refurbishments to our fleet. The capital expenditures for such refurbishments are reflected in the cash flow used in the investing activities but not in cash flow from operations. As a result, cash flow from operating activities should not be evaluated without also considering cash flow used in the investing activities, together with cash flow from financing activities and net income (loss).

  Cash Flow for Three Months ended March 31, 2005 and March 31, 2004.

        During the three months ended March 31, 2005, our principal source of funds consisted of cash flow from operating activities of $14.8 million. These funds were largely generated by the rental of units from our lease fleet and sales of new modular space units. During the three months ended March 31, 2004, cash flow from operating activities was $20.9 million. The $6.1 million decrease in cash flow from operating activities was primarily the result of decreased payables and other accrued expenses, partially offset by increased receivable collections and revenue growth for the quarter ended March 31, 2005 in comparison with the same period of 2004. The decrease in accounts payable and other accrued expenses resulted primarily from the timing of related payments. Collections associated with large modular sales projects, as well as increased leasing gross profit, positively impacted cash flow from operating activities during the quarter ended March 31, 2005. For additional disclosure of leasing gross profit for reported periods see "—Results of Operations".

        Cash used in investing activities was $21.3 million and $52.2 million for the three months ended March 31, 2005 and 2004, respectively. In February 2005, we acquired Mobile Space, Inc., a Chicago-based company, for $4.8 million while in March 2004, we acquired nearly 3,800 modular classrooms located in the state of California for approximately $43.5 million. See Note 3 to the Unaudited Consolidated Financial Statements for further discussion of the Mobile Space, Inc. acquisition. In addition to acquisitions, our primary capital expenditures are for the discretionary purchase of new units for our lease fleet. We seek to maintain our lease fleet in good condition at all times and we generally increase the size of our lease fleet only in those local or regional markets experiencing economic growth and established unit demand. Our fleet acquisition strategy includes increasing our fleet size in accordance with customer demand and the related business conditions of the time.

        Net cash provided by financing activities of $7.9 million for the three month period ended March 31, 2005 consisted of additional net borrowings under our prior revolving credit facility, which were used to fund the Mobile Space, Inc. acquisition and supplement cash flow from operating activities in the funding of capital expenditures for the three months ended March 31, 2005. Net cash provided by financing activities of $32.0 million for the three month period ended March 31, 2004 consisted of $32.0 million in additional borrowings under our prior revolving credit facility, which were used to supplement cash flow from operating activities in the funding of capital expenditures for the quarter, as well as the $43.5 million California fleet purchase.

  Cash Flow for Fiscal 2004, 2003 and 2002.

        During 2002, 2003 and 2004, our principal sources of funds consisted of cash flow from operating sources. Cash flow from operating activities of $95.3 million in 2002, $74.2 million in 2003 and $56.9 million in 2004 were largely generated by the rental of units from our lease fleet, the associated delivery and installation services from rental and sales activities and other products. The $17.4 million decrease in cash flow from operating activities for the year ended December 31, 2004 was substantially the result of increased receivables related to increased classroom related revenue, particularly in the west and southeast regions of the country, partially offset by an increase in payables and other accrued expenses. Revenues from education customers increased from 23% of total revenue in 2003 to 28% of total revenue in 2004. These customers are typically slower paying, resulting in the increased receivables. The increase in accounts payable and other accrued expenses resulted primarily from the timing of related payments. Other factors that contributed to the decrease in net cash provided by operating activities from 2003 to 2004 included increases in SG&A, and an increase in paid interest resulting from the incremental interest expense discussed above.

        The $21.1 million decrease in cash flow from operating activities for the year ended December 31, 2003 as compared to the same period for 2002 is primarily related to the decrease in revenues, partially offset by an increase in accounts payable. The increase in accounts payable resulted primarily from the timing of related payments. The decrease in revenues was largely due to market sluggishness and competitive pricing pressures. In addition, state budget issues in certain parts of the country affected operating results for the year ended December 31, 2003 by producing delays in several significant modular classroom projects.

        Cash flow used in investing activities was $36.1 million in 2002, $43.6 million in 2003 and $102.9 million in 2004. Our primary capital expenditures are for the discretionary purchase of new units for the lease fleet and units purchased through acquisitions. In June 2003, we acquired for $3.3 million a Canadian company while in March 2004, we acquired nearly 3,800 modular classrooms located in the state of California for approximately $43.5 million. In August 2004, we made an investment in a modular space company, headquartered in Spain, for approximately $4.7 million. See Note 3 of the Notes to Audited Consolidated Financial Statements for further discussion of the California purchase and the Spain acquisition.

        The following table sets forth our investment in our lease fleet for the periods indicated.

	Year Ended December 31,
	2002	2003	2004
	(dollars in millions)
Capital expenditures for rental equipment:
Capital expenditures for lease fleet:
New units	$28.2	$36.5	$63.4
Betterments	12.6	16.8	16.5
Less: Proceeds from sale of used rental equipment	(24.0)	(20.7)	(29.4)

Net capital expenditure for lease fleet	16.8	32.6	50.5
Purchase of California classroom fleet	—	—	43.5
Purchase price allocated to fleet of acquired businesses	6.3	2.6	1.2

Net capital expenditures for rental equipment	$23.1	$35.2	$95.2

Other direct leasing costs included in the statement of operations	$43.7	$45.7	$51.8

        We believe we can manage the capital requirements of our lease fleet, and thus our cash flow, through the careful monitoring of our lease fleet additions.

        Our maintenance and refurbishment program is designed to maintain the value of lease fleet units and realize rental rates and operating cash flows from older units comparable to those from newer units. The sale of rental equipment helps preserve the overall quality of our lease fleet and enhances cash flow. Generally, costs of improvements and betterments aggregating less than $1,000 per unit are expensed as incurred. Expenditures that significantly extend the economic useful life of a unit or that materially alter a unit's configuration are capitalized.

        Other capital expenditures of $11.9 million, $7.6 million and $8.1 million in 2002, 2003 and 2004, respectively, consist of items not directly related to the lease fleet, such as branch buildings, land, equipment, leasehold improvements and management information systems.

        Net cash (used in) provided by financing activities was ($59.3) million in 2002, ($30.6) million in 2003, and $46.2 million in 2004. Net cash used in financing activities for 2003 and 2002 consisted largely of net repayments of our revolving credit facility debt and term loan under our Prior Credit Facility and in 2002, included $20.3 million for deferred financing costs relating to the issuance of additional 9.875% Notes and the Prior Credit Facility. Net cash provided by financing activities for 2004 consisted of additional net borrowings under our prior revolving credit facility, which were used to supplement cash flow from operating activities in the funding of capital expenditures, as well as the $43.5 million California fleet purchase as described above.

        At March 31, 2005, we had outstanding $150.0 million of 10.0% Notes due in 2008, $549.3 million of 9.875% Notes due in 2007 and $316.3 million in term loan and revolving credit facility debt under our Prior Credit Facility due in 2006. For a description of the 10.0% Notes and 9.875% Notes, see "Description of Other Indebtedness."

        Borrowings under the Prior Credit Facility of $308.4 million include $205.8 million in term loans and $110.5 million outstanding under the prior revolving credit facility at March 31, 2005. Excess borrowing base (collateral) availability calculated in accordance with the credit agreement was $178.6 million at March 31, 2005. However, the consolidated leverage ratio covenant further limits our excess borrowing availability at March 31, 2005 to $79.6 million.

  After the Refinancing Transactions

        On June 28, 2005, our subsidiary, Williams Scotsman, entered into the Amended and Restated Credit Facility. The Amended and Restated Credit Facility consists of a revolving credit facility of $500 million and a term loan of $150 million, each of which matures five years after its closing. Advances under the Amended and Restated Credit Facility are subject to a borrowing base test. If Williams Scotsman's excess availability under the Amended and Restated Credit Facility is less than certain thresholds, it will be required to comply with certain financial covenants. As of June 30, 2005, Williams Scotsman met the excess availability requirement and did not have to comply with financial covenants. See "Description of Other Indebtedness—Amended and Restated Credit Facility" for further description of the Amended and Restated Credit Facility.

        We also expect to issue approximately $300 million aggregate principal amount of New Notes, which are expected to include $150 million of floating rate notes and $150 million of fixed rate notes. The New Notes are expected to be senior unsecured indebtedness. The floating rate notes are expected to have a 7.5 year maturity and the fixed rate notes are expected to have a 10 year maturity. Depending on market conditions, Williams Scotsman may issue a greater or lesser principal amount of notes than $300 million or a different mix of floating rate and fixed rate notes. See "Description of Other Indebtedness—New Notes" for a description of the terms of the New Notes. We expect to use net proceeds received from this offering, together with the proceeds from the offering of the New Notes and the borrowings under the Amended and Restated Credit Facility to repurchase or redeem the 9.875% Notes, repurchase the 10.0% Notes, pay premium and prepayment costs, accrued interest and transaction fees and expenses.

        Following the completion of the Refinancing Transactions, our short-term and long-term liquidity needs will arise primarily from principal and interest payments on our indebtedness, capital expenditures and working capital requirements. As of March 31, 2005, on a pro forma basis after giving effect to the Refinancing Transactions, we would be permitted to borrow an additional $97 million of indebtedness under the Amended and Restated Credit Facility. After giving effect to the Refinancing Transactions assuming that they had occurred on March 31, 2005 and that the interest rate on our variable rate indebtedness remains unchanged, our debt service requirements for the twelve months ending March 31, 2006 would be approximately $57 million. Our annual debt service obligations will increase by $6.9 million per year for each 1.0% increase in the average interest rate we pay, based upon the balance of variable rate debt outstanding at March 31, 2005, on a pro forma basis after giving effect to the Refinancing Transactions.

        For the next twelve months, we expect that cash flow from operations, cash on hand and available borrowing capacity under the Amended and Restated Credit Facility will be adequate to finance our development plans, ongoing operations and debt service obligations under the Amended and Restated Credit Facility and the New Notes. Over the longer term, we believe that cash flow from operations and available borrowing capacity under the Amended and Restated Credit Facility will generally be sufficient to fund our operations and debt service obligations. However, in order to repay the Amended and Restated Credit Facility and the New Notes at maturity, we will need to either refinance these facilities with indebtedness and/or raise equity capital. Also, in order to complete a major acquisition in North America or expand significantly in Europe, we may need to incur additional indebtedness or issue additional equity capital.

Off-Balance Sheet Arrangements

        We have no material off-balance sheet arrangements.

Contractual Obligations

        A summary of our significant contractual obligations as of December 31, 2004 is as follows (in thousands):

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
Long term debt obligations(1)(2)	$905,474	$2,121	$753,353	$150,000	$—
Capital lease obligations	2,864	374	748	652	1,090
Revolving credit facility(1)	102,130	—	102,130	—	—
Interest on variable rate debt obligations(3)	32,580	16,345	16,235	—	—
Interest on fixed rate debt obligations	150,047	69,313	70,734	10,000	—
Operating leases(4)	28,043	9,640	11,465	4,492	2,446
Rental equipment purchase obligations(5)	21,258	21,258	—	—	—

Total contractual obligations	$1,242,396	$119,051	$954,665	$165,144	$3,536

(1)
As more fully described in Note 6 of the Notes to Audited Consolidated Financial Statements, we had borrowed $102.1 million under a revolving credit facility, which constituted part of the Prior Credit Facility, as of December 31, 2004. We also had a $206.3 million term loan, which constituted part of the Prior Credit Facility, and $549.2 million and $150.0 million of the 9.875% Notes and the 10.0% Notes, respectively, outstanding as of December 31, 2004.

(2)
As part of the Refinancing Transactions, we entered into the Amended and Restated Credit Facility and refinanced or extended the maturity of indebtedness under the Prior Credit Facility. We also expect to issue the New Notes and use the proceeds from the New Notes and this offering, together with the borrowings under the Amended and Restated Credit Facility, to repurchase and/or redeem the 9.875% Notes and the 10.0% Notes. (See "Refinancing Transactions," "Use of Proceeds" and "Description of Other Indebtedness.")

(3)
Represents interest on variable rate revolving credit facility and term loan assuming a 5.3% interest rate, the rate in effect on December 31, 2004.

(4)
In accordance with SFAS No. 13, Accounting for Leases, operating lease obligations are not reflected in the balance sheet. See Note 8 of Notes to Audited Consolidated Financial Statements for additional information. Amounts included reflect both interest and principal payments

(5)
Represents open purchase order commitments related to purchases of new rental units.

The amount of unused revolving credit line, which matured in accordance with the terms of the Prior Credit Facility on December 31, 2006, was $197.9 million at December 31, 2004 and the amount of standby letters of credit, which will expire in 2005, was $10.7 million at December 31, 2004.

Inflation

        We believe that inflation has not had a material effect on our results of operations. However, an inflationary environment could materially increase interest rates on our floating rate debt. The price of rental equipment sold by us and the replacement cost of such units could also increase in such an environment. Our standard lease generally provides for annual rental rate escalation at the inflation rate as determined by the Consumer Price Index after the end of the initial lease term. In addition, we may seek to limit our exposure to interest rate fluctuations by utilizing certain hedging mechanisms, although we are under no obligation to do so.

Critical Accounting Policies and Estimates

  General

        This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. See Note 2 of the Notes to Audited Consolidated Financial Statements for further information. On an on-going basis, we evaluate estimates, including those related to depreciation of rental equipment, allowance for doubtful accounts, contingencies, goodwill impairment, and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

  Depreciation of rental equipment

        We depreciate rental equipment over its estimated useful life, after giving effect to an estimated salvage value. The useful life of our rental equipment is determined based on our estimate of the period over which the asset will generate revenue (generally 20 years), and the residual value (typically 50% of original cost) is determined based on our estimate of the expected value we could realize from the asset after this period. The lives and residual values are subject to periodic evaluation and may be affected by, among other factors, changes in building codes, legislation, regulations, local permitting and internal factors which may include, but are not limited to, changes in equipment specifications or maintenance policies. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets. For example, a change in our estimated useful life to 15 years from 20 years would decrease net income by approximately $12.3 million for the year ended December 31, 2004, while a change in the residual value to 40.0% from 50.0% would reduce net income by approximately $3.3 million for the year ended December 31, 2004.

  Allowance for doubtful accounts

        We are required to estimate the collectibility of our trade receivables. Accordingly, allowances for doubtful accounts are maintained for estimated losses resulting from the inability of our customers to make required payments. We evaluate a variety of factors in assessing the ultimate realization of these receivables including the current credit-worthiness of customers. The allowance for doubtful accounts is determined based on historical collection results, days sales outstanding trends, and a review of specific past due receivables. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, resulting in decreased net income.

  Contingencies

        We maintain insurance coverage for our operations and employees with appropriate aggregate, per occurrence and deductible limits as we reasonably determine is necessary or prudent based on current operations and historical experience. The majority of these coverages have large deductible programs which allow for potential improved cash flow benefits based on our loss control efforts. Our current per incident deductibles are $125,000 for employee group health insurance and $500,000 for worker's compensation, auto, and general liability each. We expense the deductible portion of the individual claims. However, we generally do not know the full amount of our exposure to a deductible in connection with any particular claim during the fiscal period in which the claim is incurred and for which we must make an accrual for the deductible expense. We make these accruals based on a combination of the claims review by our staff and our insurance companies, and, periodically, the accrual is reviewed and adjusted based on our loss experience. Our loss experience is based largely on our estimates of known and anticipated claims based on historical claims experience from our operations. These estimates incorporate the information we obtain from insurers and data analysis of trends in our pending and settled claims. A high degree of judgment is required in developing these estimates of amounts to be accrued, as well as in connection with the underlying assumptions. In addition, our assumptions will change as our loss experience is developed. All of these factors have the potential for significantly impacting the amounts we have previously reserved in respect of anticipated deductible expenses, and we may be required in the future to increase or decrease amounts previously accrued. As of December 31, 2004 and 2003, we had approximately $7.3 million and $6.1 million, respectively, of liabilities recorded related to insurance. Amounts accrued have not varied significantly from period to period or from actual experience.

        We are subject to proceedings, lawsuits, and other claims related to environmental, product and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. As noted above, we have insurance policies to cover general liability and workers compensation related claims. A determination of the amount of net reserves required, if any, for these contingencies is made after analysis of each individual matter. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

  Goodwill Impairment

        At March 31, 2005, we had approximately $171.1 million of goodwill, which principally relates to businesses we acquired prior to 1999. Goodwill is initially measured as the excess of the cost of an acquired business over the fair value of the identifiable net assets acquired. We do not amortize goodwill, but rather review our carrying value for impairment annually on October 1, and whenever an impairment indicator is identified. The goodwill impairment test involves a two-step approach. Under the first step, we determine the fair value of each reporting unit to which goodwill has been assigned. Our geographically-based operating segments are the reporting units for purposes of our impairment test. We compare the fair value of each reporting unit to its carrying value, including goodwill. We estimate the fair value of each reporting unit by utilizing published market EBITDA multiples of similar publicly traded companies. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. We then compare the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, we recognize an impairment loss equal to the difference.

        Because we are highly leveraged, the carrying value of our reporting units is low relative to the fair value of those reporting units which we estimate based on multiples of EBITDA. For example, in 2004 we generated $498 million of revenues and our consolidated book value at December 31, 2004 was only $21.1 million. Accordingly, our recent annual impairment tests have indicated that the fair values of our reporting units are well in excess of their carrying values, and the results of these tests are not particularly sensitive to the subjective assumptions that we have made to estimate the fair value of our reporting units. Further, we expect upon completion of this offering and the Refinancing Transactions that our net book value will increase, which could impact future impairment assessments. If our EBITDA was to decline substantially in the future, we may determine that our goodwill is impaired and make appropriate adjustments in accordance with our stated accounting policy for goodwill.

        Historically, we have acquired businesses without significant identifiable intangible assets, and accordingly, the most significant intangible asset recorded in our business combinations has been goodwill. As of December 31, 2004, the carrying value of our other intangible assets was $2.7 million, or less than 0.3% of total assets.

  Income Taxes

        We are required to estimate income taxes in each of the jurisdictions in which we operate. The process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for book and tax purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. As of December 31, 2004, our deferred tax assets were $121.1 million, net of a valuation allowance of $5.2 million, and our deferred tax liabilities were $271.5 million. Our deferred tax assets consist primarily of future tax benefits associated with our NOL carryovers. We have recorded a valuation allowance of $5.2 million based on the pending expiration in the next few years of NOL carryovers that we estimate we will not be able to fully use. These NOL carryovers for income tax purposes have been largely created by originating deductible temporary differences in depreciation expense of our lease fleet. We expect that our taxable income in future periods will increase significantly as these differences reverse, allowing us to utilize substantially all of our NOL carryovers. If our operating results were to deteriorate and our future taxable income was insufficient to utilize these NOL carryovers before they expire, we would be required to increase the valuation allowance that we have recorded for our deferred tax assets.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk is the risk of loss to future earnings, to future values, or to future cash flows that may result from the changes in the price of financial instruments. We are exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Exposure to market risks related to operating activities is managed through our regular operating and financing activities.

  Foreign Currency Risk

        We are exposed to foreign currency translation risks. We do not enter into contracts or financial instruments to manage this risk. The exposure related to fluctuations in the exchange rates on the local currency of Williams Scotsman's 100% owned Canadian, Mexican, and European subsidiaries, Williams Scotsman Inc. of Canada, Williams Scotsman Mexico S. de R.L. de C.V., and Williams Scotsman Europe, S.L. are not significant to overall operations. The effect of changes in the exchange rate has been separately identified in the cash flow statement.

  Interest Rate Risk

        The table below provides information about our financial instruments that are sensitive to interest rate changes:

	Year of Maturity at December 31, 2004
	2005	2006	2007	2008	2009+	Total	Fair Value
	(dollars in thousands)
Variable Rate Debt	$2,121	$306,316	$—	$—	$—	$308,437	$308,437
Average Interest Rate	5.18%	5.30%	—	—	—
Fixed Rate Debt	$221	$238	$549,424	$150,276	$890	$701,049	$727,382
Average Interest Rate (includes imputed interest related to capital leases)	6.74%	6.74%	9.87%	9.99%	6.74%

        After giving effect to the Refinancing Transactions, a substantial portion of our indebtedness will be variable interest rate debt. We may use interest rate hedging arrangements and swap agreements to limit our exposure to interest rate volatility based upon management's judgment.

BUSINESS

General

        Founded more than 50 years ago, we believe we are the largest provider of modular space solutions in North America. Operating through our network of 85 branch offices, we provide high quality, cost effective modular space solutions to a diversified client base of 25,000 customers in 450 industries including construction, education, commercial and industrial, and government. Our products, which include mobile offices, modular classrooms and other multi-unit modular structures, offer our customers flexible, low-cost, and timely solutions to meet their temporary space needs on an outsourced basis. We also provide portable storage solutions and we believe we are the third largest portable storage company in the United States. Our current modular space and portable storage lease fleet consists of approximately 96,000 units. In addition to leasing, we offer both new and used units for sale and provide delivery, installation and other ancillary products and services. For the year ended December 31, 2004, we generated revenues of approximately $498 million, and as of December 31, 2004, we had invested a total of $1.1 billion in our lease fleet.

        Our business model is primarily focused on leasing rather than selling our units. We believe our leasing model is highly attractive because our lease fleet:

  •
  generates recurring revenues from our units leased to customers with an average lease duration of 28 months;

  •
  has average monthly leasing rates which recoup our average unit investment in approximately 46 months;

  •
  maintains a high utilization level that has averaged 83% over the last 10 years and has recently increased from 77% in 2003 to 80% for the first quarter of 2005;

  •
  consists of units with useful lives approximating 20 years which retain substantial residual values throughout these periods; and

  •
  produces incremental leasing operating margins of more than 60% (i.e. the contribution of an existing unit put on lease after reductions for cost of leasing, associated commissions and depreciation).

        Since 1997, the current management team has doubled the size of our fleet and increased the size of our branch network, both organically and through selective strategic acquisitions. As a result of these and other factors, from 1997 to 2004, we were able to increase our revenues at a CAGR of 11.2%. Today we estimate that we have a 25% market share based upon the number of modular space units in our industry.

        The significant size of our lease fleet combined with our historical average utilization rates exceeding 80% and our minimal cash tax payments, have historically enabled us to generate substantial operating cash flows. Our operating cash flows will be further enhanced when our interest expense is significantly reduced following the Refinancing Transactions.

        Our modular space fleet consists of approximately 76,000 modular space units, which are generally comprised of standardized, versatile products that can be configured to meet a wide variety of customer needs. All of our modular space units are intended to provide convenient, comfortable space for occupants at a location of their choosing. The units are fitted with axles and hitches and are towed to various locations. Our units are wood or aluminum framed, mounted on a steel chassis, contain materials used in conventional buildings and are equipped with air conditioning and heating, electrical outlets and, where necessary, plumbing facilities. For many applications, our units can be combined into multi-unit configurations to meet the space needs of our customers. We believe that our units are durable, flexible and generally rent based upon condition rather than age. As a result, our units retain most of their initial value over their useful lives. Excluding the effects of our 2003 strategic disposal initiative, over the past ten years, we have sold modular space units from our lease fleet at an approximately 30% premium to net book value.

        Our portable storage fleet of approximately 20,000 units is primarily comprised of steel containers which address the need for secure, temporary, on-site storage of customer goods on a flexible, low-cost basis. We believe that our portable storage fleet provides a complementary product to cross-sell to our modular space customers, as well as to serve new customers.

History

        We were incorporated under the laws of Delaware in November 1993 for the purpose of acquiring Williams Scotsman. Williams Scotsman was formed by the 1990 merger of Williams Mobile Offices, Inc. and Scotsman Manufacturing, Inc. Our predecessor companies were founded over 50 years ago. Subsequent to the merger, we made the strategic decision to close our manufacturing facilities and focus on core leasing activities. In December 1993, Odyssey Partners, L.P., together with management, acquired all of our common stock.

        Pursuant to a recapitalization agreement, on May 22, 1997, we (i) repurchased 3,210,679 shares of our outstanding common stock for an aggregate of approximately $293.8 million in cash and approximately $21.8 million in promissory notes which were repaid in January 1998 and (ii) issued 1,475,410 shares of common stock to the related parties of The Cypress Group L.L.C. and Keystone Inc. for an aggregate of approximately $135.0 million in cash.

        Since the 1997 recapitalization, we have made three significant acquisitions and a number of smaller acquisitions to compliment our internal fleet growth and branch expansion. We acquired Space Master International, Inc. on September 1, 1998 for total consideration of $272.7 million adding approximately 12,800 modular space units to our lease fleet. On February 1, 1999, we acquired Evergreen Mobile Company with a 2,000 unit modular space fleet, for $36.2 million. On March 26, 2004, we acquired nearly 3,800 modular DSA classroom units located in the state of California from Transport International Pool, Inc. (d/b/a GE Modular Space) for approximately $43.5 million.

Industry Overview

        The Modular Building Institute estimates that the U.S. modular space industry generated $3.0 billion of leasing and sales revenues (excluding manufacturing operations) in 2003. The industry has expanded rapidly over the last thirty years as the number of applications for modular space has increased and recognition of the product's positive attributes has grown. By outsourcing their space needs, customers are able to achieve flexibility, preserve capital for core operations, and convert fixed costs into variable costs. Flexibility and reusability are the hallmarks of modular buildings. Unlike structures built on-site which generally have a fixed utilization and occupancy design, a modular product is not site specific and can be reutilized. It is not unusual to have modular buildings serve a wide variety of users during their life spans. The industry remains highly fragmented, and we and GE Capital Modular Space are the largest providers in the industry.

        Companies within the modular space industry typically offer three major product types: single-wide modular space units, section modular space units and modular classrooms.

  •
  Single-wide and section modular space units are used in a variety of customer applications, including field offices at construction sites, rental facilities, hospital diagnostic annexes, special events headquarters, golf pro shops and larger general commercial offices. These units are typically very versatile and easy to install, enabling the provider to respond quickly and efficiently to customer needs. Customers are likely to base their leasing decision on product availability and price. As a result, we believe that providers must have a ready-to-lease fleet of standardized products located throughout a network of local branches to be successful. The section modular units are comprised of high-end modular units that are grouped in specialized configurations to meet a variety of needs for corporations, federal, state and local governments and other entities. The multi-unit complexes are used for a variety of applications such as general office space, healthcare facilities, military installations, workforce housing and detention facilities. We believe that this product category will continue to expand as the flexibility, affordability and portability of modular solutions are employed to meet a widening range of customer needs.

  •
  Modular classrooms serve the education market and are generally double-wide units that have been configured to serve as classrooms, computer and science labs and media centers, among other applications. Educational units are leased to school districts, which typically demand quality units supported by a high level of customer service and local knowledge. Demand for modular classrooms has continued to increase due to (1) an increase in state and local initiatives governing restricting class sizes, (2) pressures to find cost-effective ways to expand classroom capacity, (3) increased interstate and intrastate migrations necessitating rapid expansion of education space in particular regions or localities, (4) the continued growth of the school age population and (5) facility modernization. As the popularity and use of modular classrooms expand, we believe that customers are increasingly turning to large scale providers capable of delivering units with high aesthetic appeal, the structural strength to withstand long-term use by students, high air quality standards and timely maintenance of units on an ongoing basis.

        We are also a major participant in the U.S. portable storage industry, and although there are no published estimates of the size of the industry, management believes the size of the portable storage industry is expanding due to increasing awareness of the advantages of portable storage. The portable storage industry provides customers with a flexible and low-cost storage alternative to permanent warehouse space and fixed-site self storage by addressing the need for security, convenience and immediate accessibility. Portable storage products include both containers and over-the-road trailers. Containers, which comprise the majority of our fleet, are primarily steel and range from 20' to 40' in length and are typically used as ground entry storage containers. Portable storage units are delivered to the customer's location in order to address the need for secure, temporary, and convenient storage on a flexible, low-cost basis. The portable storage industry is also highly fragmented with the largest provider in the industry being Mobile Mini, Inc.

Competitive Strengths

  Market Leadership with Significant Scale

        We believe we are the largest provider of modular space solutions in North America. We believe that we are the No. 1 or No. 2 provider of modular space solutions in most of our regional markets and that the Williams Scotsman brand has strong market awareness. We are one of the only industry participants with an extensive, nationwide branch network, with breadth and depth of fleet at the local level, and with the technical expertise and operational capabilities that can provide a full range of solutions including mobile offices, modular classrooms, and larger commercial applications. Our extensive footprint has enabled us to attract over 300 national account customers who prefer the convenience of working with a single source in multiple geographies. Additionally, our over 50 years of operating history and scale have enabled us to develop a favorable relationship with our suppliers and customers.

  Customer Service Focus

        We believe that leasing of modular space is a service oriented business that requires significant local market presence and infrastructure. Customers seek to do business with modular space providers that maintain a readily available, high quality lease fleet, and provide full service capabilities. Our branches are staffed with sales personnel who work with our customers to define and solve their space needs. We also maintain a full-service support staff at the local level to prepare units for lease, to deliver and return units, and to maintain units while on lease. We have over 1,000 sales and service personnel at our branches and managed over 110,000 deliveries and returns of our modular space and portable storage units in 2004. As a result of this extensive customer focus, our top 20 customers by revenue for 2004 have done business with us for an average of 9.3 years.

  Effective Fleet Management

        Our proprietary management information systems and fleet management initiatives allow us to actively manage our lease fleet to maximize customer satisfaction, optimize fleet utilization and rental rates and to control new unit capital spending. Our management information systems provide our local branches with real time, on-line access to comprehensive fleet information, including leasing history and condition and availability of our units. By providing this information at the local level, we are able to more effectively monitor, allocate and price units. In addition, we maintain a standardized lease fleet with units that meet multi-state industrial building codes which allows us to leverage our branch network and rapidly redeploy units to areas of higher customer demand in the surrounding geographic markets. At the same time, we are able to easily modify our structures to meet specific customer needs. Additionally, we have the flexibility to refurbish existing units in order to re-lease them when we have sufficient customer demand or we can choose to sell used units to our customers.

  High Degree of Diversity

        Our business is highly diversified in terms of customers, industries and geographies served. We have an estimated 25,000 customers, the largest of which accounted for less than 2% of our 2004 revenues, and our ten largest customers accounted for less than 8% of our 2004 revenues. From our roots of focusing primarily on the construction industry, we have expanded our applications over the years to several other end markets such as education, commercial and industrial, and federal, state and local government, facilitating our growth. From a geographic perspective, our fleet is deployed throughout most of the major markets in the United States and Canada and we recently entered Mexico. We believe that this diversity limits our exposure to downturns related to a given customer, industry or region while providing significant opportunities to grow our business.

  Experienced Management with Significant Equity Ownership

        We believe our management's experience and long tenure with our company give us a strong competitive advantage. Our current senior management team, led by our President and Chief Executive Officer, Gerard E. Holthaus, who has been with us since 1994, has successfully entered new markets, expanded our customer base and more than doubled our fleet size. Our branch operations are led by an executive vice president and eight vice presidents, who collectively average 20 years of industry experience and 10 years with our company. Members of our management team will hold equity investments equivalent to approximately        % share of our company on a fully diluted basis immediately following this offering.

Growth Strategy

  Increase Utilization and Rental Rate of Existing Lease Fleet

        A significant factor in our profitability is the level of utilization of our existing lease fleet of approximately 96,000 units. Over the past ten years, our utilization rate has averaged 83% with a high of 87% in 1997 and a low of 77% in 2003. Historically, our average utilization rate has had a high correlation to non-residential construction starts. As the economy has recovered, we have begun to see utilization rate increases. For the quarter ended March 31, 2005, our utilization rate has improved to 80%. Another important factor in our profitability is our average rental rate. In 2004, we implemented two price increases and have seen improvement in our average rental rate. We estimate that for every 1% of utilization rate increase in our existing fleet, we achieve an additional $2.9 million of annual leasing revenue and, for every $1 increase in average rental rate, we achieve an additional $0.9 million of annual leasing revenue. Given that our units have an average lease duration of 28 months, we have not yet realized the full benefits of these improving operating metrics.

  Expand our Lease Fleet

        We intend to continue to expand our lease fleet through purchases of new units and selective acquisitions of units from third parties. We purchase new units or acquire existing units based on customer specific demand and forecast utilization levels by product, region and customer. From January 1, 2000 to March 31, 2005, we made eight acquisitions of approximately 8,400 units for a total aggregate fleet purchase price of $87.7 million. Units added through acquisitions accounted for approximately 21% of the total value of fleet purchases during this period. Among other reasons, acquisitions are attractive because they enable us to acquire units with existing leases that generate immediate revenues and leverage our existing infrastructure. Due to our extensive branch network, management information systems and experienced management team, we are generally able to integrate acquired fleets at a low cost within a relatively short period of time. For example we identified Canada as a growth opportunity which we entered in 1999 through new unit purchases and acquisitions. Today we operate eight branches with approximately 3,800 units in Canada and look to continue to add units. We intend to continue to make selective fleet acquisitions in North America, including Mexico which we entered in 2004.

  Further Penetrate Education Sector

        We intend to continue to expand our modular classroom business. To date, we have expanded our revenues from education customers from 20% to 28% of our revenues from 2000 to 2004. We believe that the education market offers additional growth opportunities as a result of the following:

  •
  an increase in state and local initiatives governing maximum class sizes;

  •
  state and local governmental pressures to find cost-effective solutions to their classroom space needs;

  •
  shifting and fluctuating school populations necessitating expansion of education space, especially in the southeast and southwest regions of the United States;

  •
  the predicted growth of the school age population; and

  •
  facility modernization.

        Our modular classroom business is attractive because the classroom units have higher utilization rates and longer average lease terms than other modular space units and the modular classroom business is less cyclical. To develop this business, we have dedicated sales representatives for modular classrooms in key states such as Florida and California. We offer our education customers the flexibility to purchase or lease classroom units depending upon their needs and resources. They also benefit from our longstanding relationships with manufacturers, and our experience in meeting the numerous local building codes and specifications that apply to classroom units.

  Expand our Sales Business

        We intend to continue to expand our sales business to meet the increased demand from our customers. Historically, we have sold new units to customers who prefer to own rather than lease.

Although the education sector has been and will continue to be a consistent source of our sales revenue, we believe there are significant opportunities for the sale of modular space units to other sectors such as healthcare, commercial and industrial, and government. For example, the reorganization efforts by the U.S. military in recent years will create significant demand for our products. In 2005, we anticipate bidding on up to eight U.S. military modular building projects, with an aggregate revenue opportunity in excess of $100 million.

  Grow Portable Storage Business

        We believe that the portable storage business is highly complementary to our modular space business and represents a significant growth opportunity. From 1997 to 2004, our storage product fleet has grown at a CAGR of 14.3% from approximately 7,700 units to approximately 19,600 units as a result of fleet purchases and acquisitions. Portable storage units are characterized by quick return of capital, long useful lives, a history of substantial value retention and the ability to generate recurring revenues and high operating margins. We expect to leverage our existing branch network, sales force, customer base and management information systems to deliver storage units to our current and potential customers. We intend to continue adding to our fleet of portable storage units and have expanded our sales force to include personnel who are dedicated exclusively to storage products.

  European Expansion Opportunities

        We recently entered the European market and plan to grow our European business to capitalize on what we believe is an attractive geographic expansion opportunity. In July 2004, we acquired a minority interest in, and secured a right of first refusal to acquire one of the largest modular space providers in Spain, Wiron Construcciones Modulares, S.A. Wiron has 11 branches located in most major Spanish cities. We believe that the modular space industry is established in Europe, yet is significantly earlier in its lifecycle as compared to the U.S. market. In particular, we believe the European modular space industry has not experienced the expansion of applications and end markets to the extent experienced in the United States as modular space applications have historically been more focused on the construction industry. Given our historical experience in expanding modular space applications and customers through our sales efforts in the United States, we believe that we are well positioned to transfer our expertise to the European market. Likewise, we believe the fragmented nature of the European market presents us significant acquisition opportunities because there is only one competitor with a significant European footprint.

Products

        Our products can be used to meet a variety of customer needs. Sample applications of modular space units include classrooms, construction site offices, temporary office space, sales offices and special events headquarters. Our modular space fleet ranges from single-unit facilities to section modular structures, which combine two or more units into one structure for applications that require more space. Units typically range in size from 8 to 14 feet in width and 16 to 70 feet in length and are wood or aluminum framed mounted on a steel chassis. The units are fitted with axles and hitches and are towed to various locations. Most units contain materials used in conventional buildings and are equipped with air conditioning and heating, electrical outlets and, where necessary, plumbing facilities. Modular space units are extremely durable and generally have an estimated economic useful life of 20 years. During 2004, the average purchase price for new modular space units (excluding storage products) was $17,500 and the average modular space unit was leased for approximately $294 per month, although rates vary depending upon size, product type, features and geographic region. Products have varying lease terms, with average contractual terms of 15 months. However, most customers retain the product for a longer period as evidenced by an average existing lease duration of 28 months at March 31, 2005.

        Our specific product offerings are described below:

        Single-Wide Modular Space Units.    Single-wide modular space units which include mobile offices are the most functional and versatile units in our lease fleet. Units typically have "open interiors" which can be modified using movable partitions. Single-wide modular space units include tile floors, air conditioning/heating units, partitions and, if requested, toilet facilities.

        Section Modulars.    Section modulars are two or more units combined into one structure. Interiors are customized to match the customer needs. Examples of section modular units include hospital diagnostic annexes, special events headquarters, golf pro shops and larger general commercial offices.

        Classrooms.    Classroom units are generally standard double-wide units adapted specifically for use by school systems or universities. Classroom units usually feature chalkboards and teaching aids, air conditioning/heating units, windows along side-walls and, if requested, toilet facilities.

        Sales Offices.    Sales offices are marketed to businesses that require site located space for sales presentations. Exteriors are typically wood-sided with some models offering recessed front entries. Our "Executive Line" sales offices are larger, more expensive versions of the standard sales office with more amenities.

        Storage Products.    Storage products are windowless and are typically used for secure storage space. Our storage units are primarily ground-level entry storage containers with swing doors. These units are made of heavy exterior metals for security and water tightness.

Branch Network

        As a key element to our market leadership strategy, we maintain a network of 85 branch offices throughout the United States, Canada, and Mexico. This network enables us to increase our product availability and customer service within our regional and local markets. Customers benefit because they are provided with improved service availability, reduced time to occupancy, better access to sales representatives, the ability to inspect units prior to rental and lower freight costs which are typically paid by the customer. We benefit because we are able to spread regional overhead and marketing costs over a larger lease base, redeploy units within our branch network to optimize utilization, discourage potential competitors by providing ample local supply and offer profitable short-term leases which would not be profitable without a local market presence.

        Management believes geographic diversification of our branch network balances our economic and operating risk. In 2004, the northeast, mid-Atlantic, southeast, south central, west, north central and Canadian regions accounted for 18%, 12%, 22%, 10%, 22%, 10%, and 6% of our revenues, respectively. During 2004, we entered the Mexican market through the formation of a 100% owned subsidiary and the establishment of a branch office in Monterrey, Mexico. While we anticipate future revenue growth opportunities in this market, revenues for 2004 were not significant. For the year ended December 31, 2004, 94% of our consolidated revenues were generated from U.S. operations.

        Our branches are generally headed by a dedicated branch manager. Our branch operations are led by an executive vice president and eight vice presidents who collectively average 20 years of industry experience and 10 years with our company. Management believes it is important to encourage employees to achieve specified revenue and profit levels and to provide a high level of service to our customers. Approximately 30% of the regional managers' compensation is based upon the financial performance of their branches and approximately 36% of our regional and branch managers' compensation is tied to budgeted performance levels. Sales representatives' compensation is commission driven and based on the gross profits of business written.

Operations

  Leasing

        Leasing revenue is a function of average monthly rental rate, fleet size and utilization. We monitor fleet utilization at each branch. For 2004, average fleet utilization was approximately 80%. While we adjust our pricing to respond to local competition in our markets, we believe that we generally achieve a rental rate equal to or above that of our competitors because of the quality of our products and our high level of customer service.

        As part of our leasing operations, we sell used modular space units from our lease fleet either at fair market value or, to a much lesser extent, pursuant to pre-established lease purchase options included in the terms of our lease agreements. Due in part to an active fleet maintenance program, our units maintain a substantial portion of their initial value which includes the cost of the units as well as costs of significant improvements made to the units.

  New Unit Sales

        New unit sales include sales of newly-manufactured modular space units. We do not generally purchase new units for resale until we have obtained firm purchase orders (which are generally non-cancelable) for such units. New modular space units are generally purchased more heavily in the late spring and summer months due to seasonal classroom and construction market requirements.

  Delivery and Installation

        We provide delivery, site-work, installation and other services to our customers as part of our leasing and sales operations. Revenues from delivery, site-work and installation result from the transportation of units to a customer's location, site-work required prior to installation and installation of the units which have been leased or sold. Typically units are placed on temporary foundations constructed by our service technicians, and service personnel will also generally install our ancillary products. We also derive revenues from tearing down and removing units once a lease expires.

  Other

        We also derive revenue from other products and services, including rental of steps, furniture and ramps; sales of parts, supplies and security systems; and charges for granting insurance waivers (i.e., charging a fee to customers who do not provide their own insurance certificate).

Capital Expenditures and Acquisitions

        We closely monitor fleet capital expenditures, which include fleet purchases and capitalizable costs of improvements to existing units. Generally, fleet purchases are controlled by field and corporate executives, and must pass our fleet purchasing policy guidelines (which include ensuring that utilization rates and unrentable units levels are reviewed for acceptability, that redeployment, refurbishment and conversion options have been considered, and that specific return on investment criteria have been evaluated). We purchase our units through approximately 70 third-party suppliers (most suppliers have only one factory, which generally serves a market within 300 to 400 miles), with no significant dependence on any supplier. The top three suppliers of units for 2004 represented approximately 32% of all fleet purchases, and the top ten suppliers represented approximately 66% of all fleet purchases. We believe that we have an excellent working relationship with our suppliers.

        We believe that our fleet purchases are flexible and can be adjusted to match business needs and prevailing economic conditions. We are not "locked in" to long-term purchase contracts with manufacturers and can modify our capital spending activities to meet customer demand. For example, our gross fleet capital expenditures prior to proceeds from sales of used units ranged from approximately $40.8 million in 2002 to approximately $53.3 million in 2003 and then to approximately $79.9 million in 2004.

        We supplement our fleet spending with acquisitions. Although the timing and amount of acquisitions are difficult to predict, management considers its acquisition strategy to be opportunistic and will adjust its fleet spending patterns as acquisition opportunities become available. For example, on March 26, 2004, we acquired nearly 3,800 modular DSA classroom units located in the state of California from Transport International Pool, Inc. (d/b/a GE Modular Space) for approximately $43.5 million. We consider the purchase of these assets an asset purchase rather than an acquisition of a business because in many cases, the customer base of the leased units acquired was duplicative of our existing customer base, and we did not acquire employees, physical facilities, sales force, or other business related items.

Marketing

        In addition to opening new branches, we use a number of marketing tools to generate new business and customers. By maintaining a detailed and updated customer and prospect tracking system, marketing and sales personnel generally can identify when a particular customer or prospect typically utilizes our products and may contact such customer or prospect regarding their future needs.

        Through our marketing and sales efforts we have successfully expanded the uses for our products. For example, since 1993, the number of industries (as measured by Standard Industrial Classification ("SIC") code) that lease or purchase our products has increased from 360 to 450. Additionally, we expect to continue to increase our penetration of other industries that would benefit from the usage of our products. See "—Customer Base."

        Developing new customers is an integral part of the sales process and is monitored through the use of quarterly goals for each employee with sales responsibility. In addition to our prospect tracking databases, we conduct direct mail campaigns and are a heavy user of print advertising, including the yellow pages and customer trade publications. We have developed a toll-free telephone number network so that our customers can call and speak to a sales representative in the branch location nearest the site where the call was placed. In addition, we participate in numerous regional and national trade shows, and our sales personnel participate in local trade groups and associations. We also design marketing campaigns targeted at specific market niches.

        We also have a national accounts program which currently includes approximately 300 national accounts and we continue to pursue other national account relationships. The relationships are coordinated by a national account manager and serviced by the branch network. Due to our broad geographic capabilities, this program allows us to further differentiate ourselves from many of our "mom-and-pop" competitors by providing consistent service on a national basis.

Customer Base

        We continually seek to expand our customer base and the applications for our products. Our customer base is comprised of approximately 25,000 companies, which operate in approximately 450 industries. We believe that the construction, education, commercial/industrial and other, and government industries accounted for approximately 28%, 28%, 23%, and 7%, respectively, of total revenues in 2004, and that no other industry accounted for more than 3% of total revenues in 2004. During 2004, no single customer accounted for more than 2% of our total revenues and our top ten customers accounted for less than 8% of total revenues.

        Our key customer industries as categorized by SIC Code are as follows:

        Construction.    We provide office and storage space to a broad array of contractors associated with both residential and nonresidential buildings, commercial offices and warehouses; highway, street, bridge and tunnel contractors; water, sewer, communication and power line contractors; and special construction trades, including glass, glazing and demolition. We believe our construction customer base is characterized by a wide variety of contractors, who are associated with original construction as well as capital improvements in the commercial, institutional, residential and municipal arenas.

        Education.    Rapid and unpredictable shifts in populations within states often necessitate quick expansion of education facilities particularly in elementary and secondary schools. State and local governmental budgetary pressures, as well as classroom size reduction legislation, and refurbishment of existing facilities, have made modular space units, especially multi-sectional units, a convenient and cost-effective way to expand classroom, laboratory and library capacity. Our quality products are well suited for educational institutions, which demand a high level of maintenance and service support.

        Commercial/Industrial and Other.    This category includes a variety of industries and product uses which help diversify our revenue stream. Common examples include: entertainment, recreation, transportation terminals, recycling, retail and fast food establishments, metal processing and refining and disaster relief. Although there are a number of different industries in this category, we believe that no single industry included in this category was material to us in 2004.

        Government.    Governmental users consist of federal, state and local public sector organizations such as the United States Environmental Protection Agency and state highway administrations. We have enjoyed particular success in focused niches such as prisons and jails, courthouses, military installations, national security buildings and NASA facilities. Our strategy of concentrated regional focus has been particularly successful in gaining business from local governmental customers.

        Professional Services.    Customers in this category include professionals from a broad array of industry sectors including engineering, architectural, accounting, legal, insurance and sales.

        Healthcare.    Healthcare customers are frequent users of multi-sectional facilities as administrative offices, waiting rooms, MRI and other diagnostic annexes adjacent to existing hospitals.

        Utilities.    Modular space units have traditionally been leased to utilities involved in electrical service, natural gas distribution and production, and other energy-related services. Units are used as meeting rooms, reception and visitor centers, security offices and, during periods of utility plant reconstruction, as facilities to house the operations staff.

        Chemical and Pharmaceutical.    Chemical and pharmaceutical companies have been long-time users of temporary office space. Modular space units are particularly well suited for laboratory usage where space is needed for the duration of a specific project or for an off-site or isolated laboratory.

Fleet Management Information Systems

        Our propriety management information systems are instrumental to our lease fleet management and targeted marketing efforts and allow management to monitor operations at our branches on a daily, weekly, and monthly basis. Lease fleet information is updated daily at the branch level and verified through a monthly physical inventory by branch personnel. This provides management with on-line access to utilization, lease fleet unit levels and rental revenues by branch or geographic region. In addition, an electronic file for each unit showing its lease history and current location/status is maintained in the information system. Branch sales people utilize the system to obtain information regarding unit condition and availability. The database tracks individual units by serial number and provides comprehensive information including cost, condition and other financial and unit specific information.

Regulatory Matters

        We must comply with various federal, state and local environmental, transportation, health and safety laws and regulations in connection with our operations. We believe that we are in substantial compliance with these laws and regulations. In addition to compliance costs, we may incur costs related to alleged environmental damage associated with past or current properties owned or leased by us. We believe that our liability, if any, for any environmental remediation will not have a material adverse effect on our financial condition. However, we cannot be certain that the discovery of currently unknown matters or conditions, new laws and regulations, or stricter interpretations of existing environmental laws will not have a material adverse effect on our business or operations in the future.

        A portion of our units are subject to regulation in certain states under motor vehicle and similar registrations and certificate of title statutes. We believe that we have complied in all material respects with all motor vehicle registration and similar certificate of title statutes in states where such statutes clearly apply to modular space units. We have not taken actions under such statutes in states where it has been determined that such statutes do not apply to modular space units. However, in certain states, the applicability of such statutes to our modular space units is not clear beyond doubt. Due to the difficulty, expense and burden of complying with all possible motor vehicle and certificate of title requirements in such states, we do not take action to comply with every possible motor vehicle and similar registration and certificate of title requirement in such jurisdictions. If additional registration and related requirements are deemed to be necessary in such states or if the laws in such states or other states were to change to require us to comply with such requirements, we could be subject to additional costs, fees and taxes as well as administrative burdens in order to comply with such statutes and requirements. We do not believe the effect of such compliance will be material to our business, results of operations or financial condition.

Trademarks

        We own a number of trademarks important to our business, including Williams Scotsman® and Williams Scotsman [and design]®.

        Our material trademarks are registered or pending applications for registrations in the U.S. Patent and Trademark Office and various foreign jurisdictions. Registrations for such trademarks in the United States will last indefinitely as long as we continue to use and police the trademarks and renew filings with the applicable governmental offices. There are no claims pending against us challenging our right to use any of our material trademarks in the United States or any other country.

Competition

        Although our competition varies significantly by market, the modular space industry, in general, is highly competitive. We compete primarily in terms of product availability, customer service and price. We believe that our reputation for customer service and our ability to offer a wide selection of units suitable for various uses at competitive prices allows us to compete effectively. However, our primary competitor, GE Capital Modular Space, is less leveraged, has greater market share or product availability in some markets and has greater financial resources and pricing flexibility than us. The portable storage industry is also highly fragmented and Mobile Mini, Inc. and Mobile Storage Group, Inc. are the largest providers in the industry.

Employees

        As of March 31, 2005, we had approximately 1,270 employees. None of our employees are covered by a collective bargaining agreement. Management believes its relationship with our employees is good. We have never experienced any material labor disruption and are unaware of any efforts or plans to organize our employees.

Properties

        Our headquarters, which we own, is a three-story modular office structure located on approximately three acres in suburban Baltimore, Maryland. Our company is comprised of 85 branches located throughout the United States, Canada and Mexico. We lease approximately 71% of our branch properties and we own the balance. Management believes that none of our branch properties, individually, is material to our operations.

Legal Proceedings

        Currently, we are involved in various lawsuits and claims arising out of the normal course of our business. The nature of the our business is such that disputes occasionally arise with vendors including suppliers and subcontractors, and customers over warranties, contract specifications and contract interpretations among other things. We assess these matters on a case-by-case basis as they arise. Reserves are established, as required, based on our assessment of our exposure. We have insurance policies to cover general liability and workers compensation related claims. In the opinion of management, the ultimate amount of liability not covered by insurance, if any, under pending litigation and claims will not have a material adverse effect on our financial position or operating results.

        For further discussion of legal proceedings, see Note 8 of the Notes to the Audited Consolidated Financial Statements.

MANAGEMENT

Directors and Officers

        Our directors and executive officers are as follows:

Name	Age	Position
Gerard E. Holthaus	55	President and Chief Executive Officer; Director and Chairman of the Board*
Joseph F. Donegan	54	Executive Vice President—U.S. Field Operations*
Robert C. Singer	49	Executive Vice President and Chief Financial Officer*
William C. LeBuhn	42	Senior Vice President and Chief Administrative Officer*
John B. Ross	57	Vice President and General Counsel*
James N. Alexander	45	Director
Michael F. Finley	43	Director
Steven B. Gruber	47	Director
Brian Kwait	44	Director
James L. Singleton	49	Director

*
These officers hold the same positions in Williams Scotsman.

        Gerard E. Holthaus was elected Chairman of our board in April 1999 and has been our President and Chief Executive Officer since April 1997. He has been with our company since June 1994, and served as President and Chief Operating Officer from October 1995 to April 1997 and was Executive Vice President and Chief Financial Officer prior to that. He has served as a director since June 1994. Before joining our company, Mr. Holthaus served as Senior Vice President of MNC Financial, Inc. from April 1988 to June 1994. From 1971 to 1988, Mr. Holthaus was associated with the accounting firm of Ernst and Young LLP (Baltimore), where he served as a partner from 1982 to 1988. He also serves on the board of directors of The Baltimore Life Companies, a mutual life insurance company and FTI Consulting, Inc, a corporate finance/restructuring, forensic and litigation consulting and economic consulting business.

        Joseph F. Donegan became our Executive Vice President of U.S. Field Operations in March 2005. He has been the Executive Vice President of U.S. Field Operations of Williams Scotsman since May 2001. He was Senior Vice President and Northern Division Manager of our company since September 1996 and served as the Northeast Region Manager prior to that. Mr. Donegan's responsibilities include the implementation of corporate policies, attainment of branch profitability, fleet utilization management and development of personnel for the entire United States branch network. Mr. Donegan has 29 years of experience within the industry, and 20 years with Williams Scotsman.

        Robert C. Singer joined us on February 28, 2005 and is our Executive Vice President and Chief Financial Officer. Prior to joining our company, Mr. Singer had been Senior Vice President and Chief Financial Officer of TESSCO Technologies Inc. since 1999. From 1983 to 1999, Mr. Singer held progressive executive financial positions with McCormick and Company, Inc.

        William C. LeBuhn became our Senior Vice President and Chief Administrative Officer in March 2005. He has been Senior Vice President and Chief Administrative Officer of Williams Scotsman since March 2002 with responsibilities for Marketing, Human Resources, Legal and Information Systems. He formerly served as Vice President—Marketing and Human Resources from July 1999 to March 2002, and was Vice President of Human Resources from January 1994 to July 1999.

Mr. LeBuhn's primary responsibilities include the strategic direction and coordination of multiple business units. Prior to joining our company, Mr. LeBuhn was HR Manager for Sherwin-Williams' Eastern Division from 1992 to January 1994, Director of HR for Consolidated International Insurance Group, Inc. from 1988 to 1992, and HR Officer for Meridian Bancorp from 1984 to 1988.

        John B. Ross has been our Vice President and General Counsel since February 1995. Prior to joining the company, Mr. Ross was Corporate Counsel for MNC Leasing Corporation from 1983 to 1991 and Special Assets Counsel for MNC Financial, Inc. from 1991 to 1993. Prior to joining MNC Leasing Corporation and during the period from 1993 to 1995, he was engaged in the private practice of law in North Carolina and Maryland, respectively.

        James N. Alexander was elected as a director of our board in May 1997. Mr. Alexander has been a Managing Partner of Oak Hill Investment Management and its predecessors since June 2001, a Partner of Oak Hill Capital Management since February 1999, and a Vice President of Keystone Inc. since August 1995. He previously worked at Goldman, Sachs & Co., where he was a Vice President in the fixed income division from August 1993 to July 1995.

        Michael F. Finley was elected as a director of our board in May 1997. Mr. Finley has been a Managing Director of Cypress Group L.L.C. ("Cypress") since 1998 and has been a member of Cypress since its formation in April 1994. Mr. Finley is also a director of Communications & Power Industries, Inc., Affinia Group Inc., and Cooper-Standard Automotive Inc. Prior to joining Cypress, he was a Vice President in the Merchant Banking Group at Lehman Brothers Inc.

        Steven B. Gruber was elected as a director of our board in February 2002. From February 1999 to present, Mr. Gruber has been a Managing Partner of Oak Hill Capital Management, Inc. From December 2004 to present, Mr. Gruber has been a Managing Partner of Oak Hill Capital Management II, LLC. From March 1992 to present, he has been a Managing Director of Oak Hill Partners, Inc. From February 1994 to present, Mr. Gruber has also been an officer of Insurance Partners Advisors, L.P., an investment advisor to Insurance Partners, L.P. From October 1992 to present, he has been a Vice President of Keystone, Inc. Mr. Gruber is also a director of American Skiing Company, Blackboard, Inc., Travel Centers of America, Inc. ExlService Holdings, Inc., and several private companies, related to Keystone, Inc. and Oak Hill Capital Partners L.P.

        Brian Kwait was elected as a director of our board in September 1998 and also served in that capacity from December 1993 through May 1997. Mr. Kwait has been a Member and Managing Principal of Odyssey Investment Partners, LLC since April 1997 and was a Principal of Odyssey Partners, LP from August 1989 to March 1997. Upon the consummation of this offering, Mr. Kwait is expected to resign as a director.

        James L. Singleton, a former director of our company between May 1997 and April 2001, accepted a position on our board, effective February 28, 2005. Mr. Singleton is currently the Co–Chairman of Cypress and has been a founding member of that company since April 1994. He has served on several boards and is currently a director of WESCO International, ClubCorp, Danka Business Systems, and Meow Mix.

  New Director

        James A. Flick, Jr., age 71, will be elected as a director of our board and appointed as the Chairman of our Audit Committee immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Mr. Flick has been a special executive of Willscot Equipment LLC (a position that is substantially equivalent to a director of a corporation and must be held by an independent person who is required to approve certain actions of Willscot) since 1997. Mr. Flick will resign as the special executive of Willscot prior to his election as our director. He has been the President and Chief Executive Officer of Winnow, Inc., a consulting company, since 1994 and also was the Chairman, President and Chief Executive Officer of Dome Corporation, a real estate management and services company, from 1994 to 2001. Mr. Flick was associated with the accounting firm of Ernst & Young LLP for twenty-six years, where he served as a senior partner in various operating positions, the insurance company of USF&G Corp., where he served as Chief Financial Officer and a member of the Board of Directors, and the investment firm of Legg Mason, where he served as an Executive Vice President and Managing Director of Corporate Finance. He is also a director of FTI Consulting, Inc. and serves as trustee for several nonprofit organizations.

Board Structure and Compensation

  Composition of our Board of Directors

        Following the consummation of this offering, the appointment of Mr. Flick and the resignation of Mr. Kwait, our board of directors will consist of six directors. We expect to appoint two additional directors to the board of directors, who would be deemed independent under applicable federal securities laws and the listing standards of the Nasdaq National Market following the consummation of this offering. Our amended and restated by-laws will provide that our board of directors consists of no less than three or more than twenty persons. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors. Upon consummation of this offering, our board will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. Alexander and Finley will serve initially as Class I directors (with a term expiring in 2006). Messrs. Gruber and Singleton will serve initially as Class II directors (with a term expiring in 2007). Messrs. Holthaus and Flick will serve initially as Class III directors (with a term expiring in 2008).

  Committees of the Board

        Upon consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. We will be required to have one independent director on each of these committees during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on each of these committees. Thereafter, each of these committees is required to be comprised entirely of independent directors. Except for the Audit Committee as described below, each of these committees will be comprised solely of independent directors at the closing of this offering. The following is a brief description of our committees.

        Audit Committee.    Our Audit Committee assists the board in monitoring the integrity of our financial statements, our independent auditors' qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee. The Audit Committee will also review and approve all related-party transactions in accordance with the rules of the Nasdaq National Market.

        Messrs. Alexander and Finley are the current members of our Audit Committee. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we expect to appoint Mr. Flick as the Chairman of the Audit Committee. He will qualify as an audit committee financial expert under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002, and will meet the independence and the experience requirements of the Nasdaq National Market and the federal securities laws. In addition, our board of directors will appoint one new independent member to the Audit Committee within a 90-day period beginning on the effectiveness of the registration statement of which this prospectus is a part and a second new independent member within a one year period beginning on the effectiveness of such registration statement to replace Messrs. Alexander and Finley.

        Compensation Committee.    Our Compensation Committee reviews and recommends policies relating to compensation and benefits of our directors and employees and is responsible for approving the compensation of our Chief Executive Officer and other executive officers. Our Compensation Committee also administers the issuance of equity awards under our equity incentive plans. The Compensation Committee is also responsible for producing the annual report on executive compensation required to be included in our annual proxy materials under the federal securities laws. Messrs. Gruber and Singleton are the current members of our Compensation Committee. Upon the consummation of this offering, Messrs. Gruber and Singleton will serve as members of our Compensation Committee and will meet the independence requirements of the Nasdaq National Market and the federal securities laws.

        Nominating and Corporate Governance Committee.    Our Nominating and Corporate Governance Committee nominates candidates for election to our board of directors and develops and recommends to the board of directors corporate governance guidelines that are applicable to us. Upon the consummation of this offering, Messrs. Singleton and Gruber will serve as members of our Nominating and Corporate Governance Committee and will meet the independence requirements of the Nasdaq National Market and the federal securities laws.

  Compensation Committee Interlocks and Insider Participation

        Steven B. Gruber has been designated to serve on our board by Scotsman Partners, L.P., which owns approximately 41% of our outstanding common stock. Mr. Gruber is a Managing Partner of Oak Hill Capital Management, Inc., which is the manager of Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. and as a Managing Partner of Oak Hill Capital Management II, LLC, which is the manager of Oak Hill Capital Partners II, L.P. and Oak Hill Capital Management Partners II, L.P. (collectively, the "Oak Hill Partnerships"). Scotsman Partners, L.P. and the Oak Hill Partnerships are related parties. Mr. Gruber also is the Chairman of the Board of ExlService Holdings, Inc. ("EXL"), which is majority-owned by the Oak Hill Partnerships. EXL provides consulting assistance to us in connection with our Sarbanes-Oxley compliance program. In 2004 and the first quarter of 2005, we paid EXL approximately $26,000 and $191,000, respectively, in fees and expense reimbursements.

        James L. Singleton has been designated to serve on our board by Cypress Merchant Banking Partners L.P. and Cypress Offshore Partners L.P., which own approximately 41% of our outstanding common stock and are controlled by The Cypress Group L.L.C. Mr. Singleton is the Co-Chairman of The Cypress Group L.L.C. and was a founding member of The Cypress Group L.L.C. in April 1994. He is currently a director of WESCO International, Inc. ("WESCO"), 27.9% of the outstanding common stock of which is owned by Cypress Merchant Banking Partners L.P. and Cypress Offshore Partners L.P. We use services from WESCO relating to plumbing, heating, air conditioning and electrical parts and supplies to maintain our fleet. We paid WESCO approximately $381,002, $572,975, $1,272,615, and $273,529 in 2002, 2003 2004, and the first quarter of 2005, respectively, for such services.

        Except as described above, no member of the Compensation Committee has any interlocking or insider relationship with the company which is required to be reported under the applicable rules and regulations of the SEC.

  Directors' Compensation

        The following compensation will apply following the consummation of this offering. Directors who are not executive officers will receive an annual fee of $25,000. In addition, directors will receive a fee of $1,500 for each board meeting they attend ($750 if they attend telephonically). In addition, each member of a board committee will receive a fee of $1,500 for each committee meeting they attend ($750 if they attend telephonically). Directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors and its committees. Each director will also receive a restricted stock unit award in respect of            shares of common stock. The restricted stock unit awards will fully vest in six months, and will be settled at that time in shares of our common stock. The shares received in respect of the restricted stock unit awards cannot be sold or transferred until one year after the recipient has ceased to serve as a director of the company.

Executive Compensation

        The following table sets forth certain information concerning the compensation paid or accrued for the last three completed fiscal years of our Chief Executive Officer and our four next highly compensated executive officers (the "Named Executive Officers") and two former executive officers during 2004. Officers listed below were being paid as officers of Williams Scotsman.

Long-Term Compensation
Annual Compensation(1)
				Securities Underlying Options	All Other Compensation(3)
	Year	Salary	Bonus(2)
Gerard E. Holthaus President and Chief Executive Officer	2004 2003 2002	$496,884 461,784 452,692	$162,000 — 116,250	— 54,000 —	$6,108 6,275 9,183
Joseph F. Donegan Executive Vice President-U.S. Field Operations	2004 2003 2002	331,675 331,573 321,490	58,500 — 37,500	— 20,000 —	1,865 1,651 3,885
William C. Lebuhn Senior Vice President and Chief Administrative Officer	2004 2003 2002	176,425 165,178 159,423	57,600 — 42,750	— 13,000 —	1,443 1,363 4,111
Sonney Taragin Former Vice President-Information Technology	2004 2003 2002	137,015 — —	26,250 — —	5,000 — —	1,312 — —
John B. Ross Vice President-General Counsel	2004 2003 2002	128,154 118,518 116,260	26,250 18,900 26,250	— 2,000 —	1,282 1,020 3,031
Joseph J. Vecchiolla Former Vice President of Marketing and Corporate Communications	2004 2003 2002	171,510 153,057 91,119	22,500 — —	2,500 5,000 5,000	1,640 587 760
John C. Cantlin Former Senior Vice President and Chief Financial Officer	2004 2003 2002	192,058 298,584 —	— — —	— 20,000 —	1,841 606 —

(1)
As permitted by rules established by the Securities and Exchange Commission, no amounts are shown with respect to certain perquisites where such amounts do not in the aggregate exceed the lesser of 10% of salary plus bonus or $50,000.

(2)
Effective February 2004, the Compensation Committee of our board approved the 2004 Management Incentive Plan to be paid during the first quarter of 2005. Annual bonuses are paid to key management personnel pursuant to a formula tied to annual budgeted EBITDA performance. If the targeted performance is achieved, a bonus is paid in an amount equal to a fixed dollar amount. If performance exceeds targeted levels, bonuses may be paid at an accelerated rate based on a formula not to exceed 2.5 times the fixed dollar amount. If minimum targets are not achieved, no bonuses are paid. Annual bonuses for Williams Scotsman's Chief Executive Officer, and all other Executive Officers, including the five highest paid executive officers, are reviewed and approved by the Compensation Committee.

(3)
Represents employer match under the 401(k) plan, and for Mr. Holthaus, the amount includes a disability insurance premium of $4,058 in each of 2004, 2003 and 2002.

  Robert C. Singer

        Robert C. Singer's employment as Chief Financial Officer commenced on February 28, 2005. Under the terms of an employment agreement, effective March 25, 2005, Mr. Singer received a base compensation of $300,000, incentive bonus targets of $125,000, and grants of 30,000 stock options in 2005 at a grant price of $56.52. Mr. Singer was also paid a signing bonus of $100,000. The employment agreement also provides him with twelve months base pay should his employment relationship end other than for death or for cause (as defined in the agreement). In addition, Mr. Singer will be subject to various confidentiality, non-interference and non-solicitation restrictions. This employment agreement will be superseded by the new employment agreement we expect to enter into with Mr. Singer as described under "New Employment Agreements" below.

  Joseph J. Vecchiolla

        Joseph Vecchiolla served as Vice President of Marketing and Corporate Communications with the company from June 2002 to October 2004. His responsibilities included brand management, business development, advertising, marketing and public relations. Prior to joining us, Mr. Vecchiolla founded the full-service advertising agency Bradley Media Group. On October 27, 2004, Mr. Vecchiolla accepted the position of Regional Vice President, Mid-Atlantic Region.

  Former Employees

        John C. Cantlin. Mr. Cantlin was employed as the Chief Financial Officer of the company until September 16, 2004. At the time that his employment ended, his base annual salary was $257,500. No post-employment agreements were negotiated between the company and Mr. Cantlin at the time of his resignation.

        Sonney Taragin. Effective January 21, 2005, the company has entered into a Severance Agreement and General Release (the "Severance Agreement") with Sonney Taragin, the company's former Vice President-Information Technology. Under the terms of the Severance Agreement, the company is required to pay Mr. Taragin, in addition to any amounts earned but not yet paid to him, the equivalent of six (6) months of his base salary through October 31, 2005, an automobile allowance through July 31, 2005 plus $26,250 as his management incentive for the year ended December 31, 2004. Mr. Taragin is entitled to medical coverage under the company's medical plans until October 31, 2005. The Severance Agreement also provides for outplacement services equivalent to $6,000. Further, the Severance Agreement contains a provision prohibiting Mr. Taragin from disclosing any confidential information of the company.

Option Grants in Last Fiscal year

        The following table contains information covering the number and value of our stock options granted to the Named Executive Officers during the last fiscal year ended December 31, 2004.

Name	Number of securities underlying options(1)	Percent of total options granted to employees in fiscal year	Exercise price	Expiration date	Grant date present value of options(2)
Gerard E. Holthaus	—	0%	$—	—	$—
Joseph F. Donegan	—	0%	—	—	—
William C. Lebuhn	—	0%	—	—	—
Sonney Taragin	5,000	7%	$50.67	January 1, 2014	$97,200
John B. Ross	—	0%	—	—	—

(1)
Fifty percent of the options granted vest ratably over the next five years and fifty percent vest based on the company meeting certain financial goals over the same five periods. All options expire 10 years from the effective date of grant.

(2)
The grant date fair value of the options noted above was $18.98 and was calculated using the Cox Ross Rubinstein binomial model valuation method with the following assumptions:

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an expected volatility of 43.3%

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a risk free rate of return of 3.07%

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a dividend yield of 0%, and

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an expected life of 5 years.

Aggregated Option Exercises in Last Fiscal Year and
Fiscal Year-End Option Values

        The following table contains information covering the number and value of our unexercised stock options held by the Named Executive Officers at the end of the fiscal year.

Name	Number of Securities Underlying Unexercised Options at Fiscal year End(1) Exercisable/Unexercisable(2)	Value of Unexercised In-the-Money Options At Fiscal year End Exercisable/Unexercisable(3)
Gerard E. Holthaus	287,595/60,895	$10,225,865/$511,444
Joseph F. Donegan	106,400/22,450	3,734,923/194,868
William C. LeBuhn	96,400/15,600	3,556,821/145,719
Sonney Taragin	500/4,500	2,925/26,325
John B. Ross	66,300/4,600	2,446,796/63,216

(1)
No options were exercised by the Named Executive Officers during fiscal 2004.

(2)
For options granted under the 1997 Plan, 50% vest ratably over five years and 50% vest ratably based on the company meeting certain financial targets over the same five periods. All other options became fully vested in conjunction with the 1997 Recapitalization.

(3)
Based on the fair market stock value of $56.52 at December 31, 2004.

1994 Employee Stock Option Plan

        In March 1995, the Scotsman Holdings, Inc. 1994 Employee Stock Option Plan was adopted for certain salaried key employees (the "1994 Plan"). No options were granted after December 31, 2003. All options outstanding under the 1994 Plan became fully vested in conjunction with the 1997 Recapitalization. The exercise price of an option will not be less than the fair market value on the date of grant.

Option Extension Amendment

        On March 25, 2005, our Board of Directors approved an Option Extension Amendment (the Amendment) related to the 1994 Plan. This Amendment extends the expiration date of options to purchase 58,200 shares of common stock at an exercise price of $4.59 that are scheduled to expire on March 30, 2005 to March 1, 2007. Under the terms of the Amendment, if an eligible option remains outstanding after March 30, 2005, it can thereafter be exercised only on a single day which shall be the earlier of March 1, 2007 or the date of certain other events such as death or disability of the option holder or the occurrence of other events specified in the Amendment. Eligible options affected by the Amendment are options issued under the 1994 Plan which meet all of the following conditions: the option was issued on March 31, 1995; the original term of the option was scheduled to expire on March 30, 2005; and the option was outstanding but not yet exercised at the start of business on March 30, 2005. Named Executive Officers affected by the Amendment and options held affected by the Amendment are as follows: Gerard E. Holthaus, 23,400 options; Joseph F. Donegan, 5,850 options; William C. LeBuhn, 10,500 options and John B. Ross, 900 options.

Amended and Restated 1997 Employee Stock Option Plan

        The Scotsman Holdings, Inc. 1997 Employee Stock Option Plan was adopted in December 1997 and amended and restated in December 1998 (the "1997 Plan"). Under the 1997 Plan, up to 479,500 options to purchase our common stock may be granted to our officers and key employees or the officers and key employees of any of our affiliates. The purpose of the 1997 Plan is to promote our interests by (1) attracting and retaining outstanding individuals as officers and other key employees and (2) motivating such individuals to achieve our long-term performance goals by providing incentives in the form of stock ownership. Both non-qualified stock options and incentive stock options may be granted under the 1997 Plan. No options will be granted after December 18, 2007. Our compensation committee has the authority to determine the participants to whom options are granted, the types of options to be granted to each participant, the number of shares covered by each option, the option exercise price, the conditions and the limitations applicable to the exercise of each option and to establish performance standards for determining the periods during which each option will be exercisable. Our compensation committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, options, in the case of certain unusual or nonrecurring events, whenever our Board of Directors determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits or potential benefits under the 1997 Plan. The individual option agreements govern manner of exercise and disposition of options following retirement, disability, death or other termination of employment.

        Our compensation committee may amend, alter, suspend, discontinue or terminate the 1997 Plan or any portion thereof at any time, provided that any such action may not be taken without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the 1997 Plan and that any such amendment, alteration, suspension, discontinuance or termination that would adversely affect the rights of any participant will not be effective without the participant's consent.

2003 Employee Stock Option Plan

        In January 2003, the Scotsman Holdings, Inc. 2003 Employee Stock Option Plan was adopted for certain key employees (the "2003 Plan"). Under the 2003 Plan, up to 230,000 options to purchase our common stock may be granted to our officers and key employees or the officers and key employees of any of our affiliates. The purpose of the 2003 Plan is to promote our interests by attracting and retaining outstanding individuals as officers and other key employees and motivating such individuals to achieve our long-term performance goals by providing incentives in the form of stock ownership. Both non-qualified stock options and incentive stock options may be granted under the 2003 Plan. Fifty percent of the options granted to a participant will vest ratably over five years and fifty percent will vest ratably based on our meeting certain financial targets over the same five years. No options will be granted after January 2, 2013. Our compensation committee has the authority to determine the participants to whom options are granted, the types of options to be granted to each participant, the number of shares covered by each option, the option exercise price, the conditions and limitations applicable to the exercise of the option and to establish performance standards for determining the periods during which each option will be exercisable. Our compensation committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, options, in the case of certain unusual or nonrecurring events, whenever our Board of Directors determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits or potential benefits under the 2003 Plan. The individual option agreements govern manner of exercise and disposition of options following retirement, disability, death or other termination of employment.

        Our compensation committee may amend, alter, suspend, discontinue or terminate the 2003 Plan or any portion thereof at any time, provided that any such action may not be taken without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the 2003 Plan and provided that any such amendment, alteration, suspension, discontinuance or termination that would adversely affect the rights of any participant will not be effective without the participant's consent.

        In May 2004, January 2003, and December 2002, 70,850, 196,450, and 6,300 options, respectively, were granted under the 1994, 1997, and 2003 Plans at an exercise price of $50.67 per share.

New Employment Agreements.

        We currently intend to enter into employment agreements with each of Messrs. Holthaus, Donegan, Singer, LeBuhn, and Ross prior to the consummation of this offering, the terms of which are summarized below. The employment agreement with Mr. Singer will supersede his existing employment agreement described above. Mr. Holthaus serves as President and Chief Executive Officer. Mr. Donegan serves as our Executive Vice President—US Field Operations. Mr. Singer serves as Chief Financial Officer. Mr. LeBuhn serves as Senior Vice President and Chief Administrative Officer. Mr. Ross serves as Vice President and General Counsel.

        The term of the employment agreements with each of Messrs. Holthaus, Donegan, Singer, LeBuhn, and Ross will commence upon                        , 2005 and will terminate on the fifth anniversary of that date. Messrs. Holthaus, Donegan, Singer, LeBuhn, and Ross will receive a base salary of $486,000, $265,000, $300,000, $181,000 and $132,500, respectively, subject to adjustment by our board of directors in its sole discretion, and each of these executive officers is eligible to receive an annual cash bonus through participation in our management incentive plan, as in effect from time to time, and equity awards through our 2005 Omnibus Award Plan. In addition, Mr. Donegan is also eligible to participate in our targeted incentive plan for field management. Each of these executive officers will be eligible to participate in our benefit plans, policies and programs.

        If the employment of any of these executive officers is terminated by us without "cause" or by the executive officer for "good reason" following a "change in control" (as each term is defined in the applicable employment agreement), as applicable, then:

  •
  the executive officer will be entitled to receive continued payments of the executive officer's base salary and management incentive bonus (plus targeted incentive plan bonus for Mr. Donegan) for twelve months (eighteen months for each of Messrs. Holthaus and Donegan) following the date of termination, but if section 409A of the Internal Revenue Code (the "Code") applies to the payments, the payments will commence on the six-month anniversary of the date of termination; and

  •
  the executive officer will be permitted to continue to participate in our health and medical insurance policies, at our cost, until the executive officer ceases to receive the continued base salary and management incentive bonus payments described above, unless the executive officer becomes eligible for comparable benefits from a subsequent employer, at which time he may continue to participate at the executive officer's cost for the remainder of the federally required period (generally eighteen months following the termination of the executive officer's employment).

        All payments and benefits to be paid or provided to any of these executive officers following a termination of the executive officer's employment by us without cause or by the executive officer for good reason following a change of control are conditioned upon the executive officer's execution of a general release.

        Following the termination of employment of any of the executive officers for any reason, the executive officer will be subject to:

  •
  a post termination non-compete covenant covering the entire United States of America for twelve months (eighteen months for each of Messrs. Holthaus and Donegan) following the date of termination,

  •
  a twelve month post-termination covenant to not hire or attempt to hire any of our employees, and

  •
  a twelve month post-termination covenant to not solicit any of our current or potential customers.

2005 Equity Award Plan

        Prior to the consummation of this offering, we expect to adopt the Williams Scotsman International, Inc. 2005 Omnibus Award Plan (the "2005 Plan"), for grants to be made to participants immediately prior to and following the consummation of this offering. The purpose of our Plan is to give us a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide us with a stock plan providing incentives directly related to increases in our stockholder value.

        Effective immediately prior to the consummation of this offering, we expect to suspend all new grants under the 1994, 1997, and 2003 Plans.

  Terms of the Plan

        Administration.    Our compensation committee will administer our 2005 Plan. The committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under our 2005 Plan, and to adopt, alter and repeal rules, guidelines and practices relating to our Plan. Our compensation committee will have full discretion to administer and interpret the Plan, to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine among other things the time or times at which the awards may be exercised, and whether and under what circumstances an award may be exercised.

        Eligibility.    Any of our employees, directors, officers or consultants, or of our subsidiaries or their respective affiliates will be eligible for awards under our 2005 Plan. Our compensation committee has the sole and complete authority to determine who will be granted an award under the plan.

        Number of Shares Authorized.    The 2005 Plan provides for an aggregate of            shares of our common stock to be available for awards. No more than            shares of common stock may issued in respect of incentive stock options under our 2005 Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than            shares of common stock in any one year. No more than            shares of common stock may be granted under our 2005 Plan with respect to performance compensation awards in any one year. The maximum amount payable pursuant to a cash bonus plan under our 2005 Plan is $1,000,000. If any award is forfeited, or if any option terminates, expires or lapses without being exercised, shares of our common stock subject to such award will again be available for future grant. If there is any change in our corporate capitalization, the compensation committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our 2005 Plan, the number of shares covered by awards then outstanding under our 2005 Plan, the limitations on awards under our 2005 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

        The 2005 Plan will have a term of ten years and no further awards may be granted after that date.

        Awards Available for Grant.    The compensation committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards or any combination of the foregoing.

        We currently anticipate granting            stock options to members of our senior management in connection with this offering. Each of Messrs. Holthaus, Donegan, Singer, LeBuhn, and Ross will receive options to purchase approximately            ,            ,             ,            and            shares of our common stock, respectively. The options will have an exercise price equal to the public offering price per share of our common stock in this offering. One half of each option will vest in four equal annual installments beginning on the first anniversary of the option's date of grant and the remaining half of the option will vest in four equal installments on December 31 of each of 2005, 2006, 2007 and 2008 if an EBITDA-based performance goal with respect to each such year is achieved. Any shares subject to the option which have failed to vest because a performance goal has not been achieved will become vested with respect to 50% of such shares if at least 90% of a cumulative performance goal for 2008 is achieved, with an additional 5% of the shares vesting for each additional percent of the cumulative performance goal over 90% that is achieved such that 100% of the shares will be vested if 100% of the cumulative performance goal is achieved.

        Options.    The compensation committee is authorized to grant options to purchase shares of common stock that are either "qualified," meaning they satisfy the requirements of Section 422 of the Code for incentive stock options, or "nonqualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. These options will be subject to the terms and conditions established by the compensation committee. Under the terms of our 2005 Plan, unless the compensation committee determines otherwise, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant. Options granted under the 2005 Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the 2005 Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) which have been held by the participant for at least six months, have been purchased on the open market, or the compensation committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism or by such other method as our compensation committee may determine to be appropriate.

        Stock Appreciation Rights.    Our compensation committee is authorized to award stock appreciation rights (referred to in this prospectus as SARs) under the 2005 Plan. SARs will be subject to the terms and conditions established by the compensation committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2005 Plan may include SARs and they may also award SARs to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. The terms of the SARs shall be subject to terms established by the compensation committee and reflected in the award agreement.

        Restricted Stock.    Our compensation committee is authorized to award restricted stock under the 2005 Plan. Awards of restricted stock will be subject to the terms and conditions established by the compensation committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the compensation committee for a specified period. Unless the compensation committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment during the restricted period, then any unvested restricted stock is forfeited.

        Restricted Stock Unit Awards.    Our compensation committee is authorized to award restricted stock units. Restricted stock unit awards will be subject to the terms and conditions established by the compensation committee. Unless the compensation committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the compensation committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares, at the expiration of the period over which the units are to be earned, or at a later date selected by the compensation committee.

        Stock Bonus Awards.    Our compensation committee is authorized to grant awards of unrestricted shares, either alone or in tandem with other awards, under such terms and conditions as the compensation committee may determine.

        Performance Compensation Awards.    The compensation committee may grant any award under the 2005 Plan in the form of a cash bonus or in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals. The committee may establish these performance goals with reference to one or more of the following:

  •
  net earnings or net income (before or after taxes);

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  basic or diluted earnings per share (before or after taxes);

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  net revenue or net revenue growth;

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  gross profit or gross profit growth;

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  net operating profit (before or after taxes);

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  return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales);

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  cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);

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  earnings before or after taxes, interest, depreciation, and amortization;

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  gross or operating margins;

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  productivity ratios;

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  share price (including, but not limited to, growth measures and total stockholder return);

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  expense targets;

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  margins;

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  operating efficiency;

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  objective measures of customer satisfaction;

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  working capital targets; and

  •
  measures of economic value added.

        Transferability.    Each award may be exercised during the participant's lifetime only by the participant or, if permissible under applicable law, by the participant's guardian or legal representative, and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

        Amendment.    Our 2005 Plan will have a term of ten years. Our board of directors may amend, suspend or terminate our 2005 Plan at any time; however, shareholder approval may be necessary if the law so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

        Change in Control.    In the event of a change in control (as defined in the 2005 Plan) if the compensation committee in its discretion so determines, all outstanding options and equity issued under the 2005 Plan shall fully vest and performance compensation awards will vest, as determined by the compensation committee, based on the level of attainment of the specified performance goals. The compensation committee may, in its discretion, cancel outstanding awards and pay the value of the awards to the participants in connection with a change in control.

  U.S. Federal Income Tax Consequences

        The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise of awards under the plan and the disposition of shares purchased pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

        Options.    The Code requires that, for treatment of an option as a qualified option, shares of our common stock acquired through the exercise of a qualified option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an "item of tax preference" which may give rise to "alternative minimum tax" liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

        Restricted Stock.    A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Securities Exchange Act of 1934 (the "Exchange Act").) We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

        Restricted Stock Units.    A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) he actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

        Section 162(m).    In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the four other officers whose compensation is disclosed in its proxy statement, subject to certain exceptions. The 2005 Plan is intended to satisfy either an exception or applicable transitional rule requirements with respect to grants of options to covered employees. In addition, the 2005 Plan is designed to permit certain awards of restricted stock units and other awards to be awarded as performance compensation awards intended to qualify under either the "performance-based compensation" exception to Section 162(m) of the Code or applicable transitional rule requirements.

401(k)/Defined Contribution Plan

        The 401(k) Plan, as discussed in greater detail in Note 9 to the Notes to the Audited Consolidated Financial Statements, has a "profit sharing" feature, under which we may contribute, at our discretion, an additional amount which is allocated to the accounts of active participants who have been employed for 12 consecutive months by the company, who have completed 1,000 hours of service during the 401(k) Plan year and who are employed on the last day of the year, based on such participants' compensation for the year. The vesting schedule for these contributions is identical to that for matching contributions, as discussed in greater detail in Note 9 to the Notes to the Audited Consolidated Financial Statements.

        A participant's 401(k) Plan benefits generally are payable upon the participant's death, disability, retirement, or other termination of employment. Payments under the 401(k) Plan are made in a lump sum.

        In 2004, we made matching contributions to the 401(k) Plan participants in an aggregate amount of $314,542.

        For further discussion of our 401(k) defined contribution plan, see Note 9 to the Notes to the Audited Consolidated Financial Statements.

Deferred Compensation Plan for Executives

        During 1997, we adopted a deferred compensation plan for executives (the "Deferred Compensation Plan") which is meant to be an unfunded deferred compensation plan maintained for a select group of management within the meaning of Sections 201(2), 301(a)(3) and 401 (a)(1) of the Employee Retirement Income Security Act of 1974. The Deferred Compensation Plan allows key employees to defer a specified amount of their compensation until termination or upon the occurrence of other specified events. All amounts credited to participants' accounts are deemed invested in the investment vehicles of the employee's choice. Because this plan is funded entirely by employee contributions, we have no funding liability for this plan. As of December 31, 2004, the total amount deferred under this Deferred Compensation Plan, including earnings, was $540,453.

 PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership of Our Common Stock

        The following table sets forth information as of June 30, 2005, as to the beneficial ownership of shares of our common stock and, after giving effect to this offering, the beneficial ownership of our common stock, in each case, by:

  •
  each person known to us to be the beneficial owner of more than 5% of our common stock;

  •
  each Named Executive Officer;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  the selling stockholders.

        The beneficial ownership of our shares after the offering as set forth below is calculated assuming that the size of this offering will be an aggregate of         shares and the underwriters will not exercise their over-allotment option. In the event that the size of this offering is not as assumed, the beneficial ownership of holders of our common stock may be significantly different from that set forth below.

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
	Common Stock		Number of Shares Being Offered	Common Stock
Name of Beneficial Owner
	Shares	(%)		Shares (%)
Cypress Merchant Banking Partners L.P.(1)(2)(3) c/o The Cypress Group L.L.C. 65 East 55th Street New York, NY 10022	2,431,523	39.25	—
Cypress Offshore Partners L.P.(1)(2)(3) Bank of Bermuda (Cayman) Limited P.O. Box 513 G.T. Third Floor British American Tower George Town, Grand Cayman Cayman Islands, B.W.I.	125,939	2.03	—
Scotsman Partners, L.P.(2)(3)(4) 201 Main Street Fort Worth, TX 76102	2,557,462	41.28	—
Odyssey Investment Partners Fund, LP(3)(5) 280 Park Avenue New York, NY 10017	716,536	11.57	—
James N. Alexander(6)	—	—	—
Michael F. Finley(7)	—	—	—
Steven B. Gruber(6)	—	—	—
James L. Singleton(7)	—	—	—
Brian Kwait(8)	—	—	—
Gerard E. Holthaus(9)(10)	325,695	5.02
Joseph F. Donegan(9)(10)(11)	110,000	1.75
William C. LeBuhn(9)(10)(11)	99,400	1.58
John B. Ross(9)(10)(11)	67,800	1.08
Sonney Taragin(9)(10)(11)	500.01		—
All executive officers and directors as a group(12)(10 persons)	602,895	8.93

(1)
Cypress Merchant Banking Partners L.P. and Cypress Offshore Partners L.P. (together, "Cypress Stockholders") are controlled by The Cypress Group L.L.C. or affiliates thereof. Certain executives of The Cypress Group L.L.C., including Messrs. James Singleton and Michael Finley, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Cypress Merchant Banking Partners L.P. and Cypress Offshore Partners L.P. Each of such individuals disclaims beneficial ownership of such shares.

(2)
Does not include shares beneficially owned by members of management, as to which Scotsman Partners, L.P., a related party to Keystone, Inc. ("Scotsman Partners") and Cypress Stockholders (together with Scotsman Partners, the "Investor Stockholders") have an irrevocable proxy.

(3)
Under an Investor Stockholders Agreement, the Cypress Stockholders, Scotsman Partners, and Odyssey Investment Group (as defined below) have agreed to vote their shares for certain nominees for director and other matters and the Cypress Stockholders, Scotsman Partners, and Odyssey Investment Group have agreed to restrict the transfer of their shares subject to certain exceptions. The Investor Stockholders Agreement (other than the registration rights provisions) will terminate (unless earlier terminated as specified in the Investor Stockholders Agreement) upon the earlier of (i) May 22, 2007 and (ii) completion of this offering. See "Certain Relationships and Related Transactions—Investor Stockholders Agreement."

(4)
The shares of our common stock beneficially owned by Scotsman Partners may be deemed to be owned by J. Taylor Crandall and Group 31, Inc. ("Group 31"). Mr. Crandall is the sole stockholder of Group 31, which is the general partner of Scotsman Partners. Mr. Crandall and Group 31 disclaim such beneficial ownership. The address of Mr. Crandall and Group 31 is the same as Scotsman Partners. Mr. Crandall is a Managing Partner of Oak Hill Capital Management, Inc. and Oak Hill Capital Management II, LLC.

(5)
Includes 1,461 shares that are beneficially owned by Odyssey Coinvestors, LLC, an affiliate of Odyssey Investment Partners, LLC (together, "Odyssey Investment Group"). The General Partner of Odyssey Investment Partners Fund, LP is Odyssey Capital Partners, LLC a Delaware limited liability company (the "General Partner of Odyssey") and the Managing Member of Odyssey Coinvestors, LLC is Odyssey Investment Partners, LLC, a Delaware limited liability company. Paul D. Barnett, Stephen Berger, William Hopkins, Brian Kwait and Muzzi Mirza are Managing Members of Odyssey Capital Partners, LLC and Odyssey Investment Partners, LLC, and, therefore, may each be deemed to share voting and investment power with respect to 716,536 shares and votes deemed to be owned by the General Partner of Odyssey and Odyssey Investment Partners, LLC. Each Messrs. Barnett, Berger, Hopkins, Kwait and Mirza disclaims beneficial ownership of such shares.

(6)
Such person's address is c/o Scotsman Partners.

(7)
Such person's address is c/o Cypress Merchant Banking Partners L.P.

(8)
Such person's address is c/o Odyssey Investment Partners Fund, LP.

(9)
Such person's address is c/o the address of the company's principal executive offices.

(10)
Each member of management is a party to the certain Management Stockholders' and Optionholders' Agreement whereby he or she has agreed to limit the transferability of his or her shares. See "Certain Relationships and Related Transactions—Stockholders' Agreement."

(11)
Includes 287,595, 106,400, 96,400, 66,300, and 500 shares held as options by Messrs. Holthaus, Donegan, LeBuhn, Ross, and Taragin, respectively.

(12)
All executive officers and directors as a group includes 556,695 shares held as options.

Selling Stockholder Relationships

        Messrs. Holthaus, Donegan, LeBuhn and Ross, who are our executive officers, are selling stockholders in this offering. For certain relationships and transactions with the selling stockholders, please see "Management—Directors and Officers" and "Management—Executive Compensation" and "Certain Relationships and Related Party Transactions—Registration Rights."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders' Agreement

        We, the Investor Stockholders and certain of our officers and employees identified as management stockholders are parties to a Management Stockholders' and Optionholders' Agreement dated as of September 14, 1998 (the "Stockholders' Agreement"), which contains certain rights and restrictions with respect to the transfer of each management stockholder's shares of common stock. The Stockholders' Agreement prohibits the transfer of any shares of common stock by management stockholders (other than sales required in connection with the disposition of all shares of common stock owned by the Investor Stockholders and their affiliates) until the earlier of twelve months after an initial public offering of our equity ("IPO") for designated officers (and sixty days after an initial public offering for non-designated officers) or the day after the Investor Stockholders and their affiliates have disposed of more than 33 1/3% of the shares of common stock originally acquired by the Investor Stockholders, and thereafter, the aggregate number of shares which may be transferred by each management stockholder in any calendar year (other than certain required sales) may not exceed 25% of the number of shares acquired pursuant to the Subscription Agreement between us and such management stockholder plus the number of any shares acquired pursuant to the exercise of stock purchase options. In addition, the Stockholders' Agreement restricts the transfer of shares of common stock by each management stockholder for a period of five years from the date of purchase of such shares, except certain permitted transfers and transfers pursuant to an effective registration statement or in accordance with Rule 144 under the Securities Act. Upon the expiration of such five-year period, subject to the foregoing restrictions, each management stockholder may transfer his shares after giving to the Investor Stockholders and the company, a right of first refusal to purchase such shares.

        Each management stockholder has the right (and in limited circumstances the obligation) to sell his shares in connection with certain dispositions of shares by the Investor Stockholders. In addition, upon termination of any management stockholder's employment, we may elect to require such management stockholder to sell to us all of his shares.

        It is expected that the Stockholders' Agreement will be amended prior to the consummation of this offering. Upon an IPO, except for the general transfer restrictions and the registration rights provisions which will be amended as described below, all provisions of the Stockholders' Agreement will be terminated.

        The general restrictions on transfer of shares of common stock of management stockholders will terminate as of the 180th day after the date on which an underwriting agreement for an IPO is entered into. A management stockholder may not transfer shares until the earlier to occur of (i) 60 days after an IPO, or (ii) the day the Investor Stockholders and their affiliates have disposed of more than 33 1/3% of the shares of common stock originally acquired by the Investor Stockholders, and thereafter, the aggregate number of shares which may be transferred by each management stockholder in any 12 month period (other than certain permitted sales) may not exceed 25% of the number of shares acquired pursuant to the Subscription Agreement between us and such management stockholder plus the number of any shares acquired pursuant to the exercise of stock purchase options. Notwithstanding this limitation, the selling stockholders (Messrs. Holthaus, Donegan, LeBuhn and Ross) may sell shares of common stock in this offering so long as they enter into 180 day lock-up agreements for the benefit of the underwriters and do not transfer any other shares of common stock during this period.

        Under the amended Stockholders' Agreement, if we at any time after an IPO propose to register common stock on behalf of the Investor Stockholders, the management stockholders are entitled to piggyback registration rights with respect to such registration unless (i) the common stock held by such management stockholder has been disposed of pursuant to an effective registration statement, (ii) the entire amount of the common stock held by such management stockholder may be sold pursuant to Rule 144(k) or (iii) the common stock held by such management stockholder has ceased to be outstanding. However, the number of shares which may be sold by a management stockholder without the consent of the Investor Stockholders pursuant to any such registration statement may not exceed the product of (A) the total number of shares then beneficially owned by such management stockholder and (B) a fraction, the numerator of which shall be the total number of shares intended to be disposed of by the Investor Stockholders pursuant to such registration statement and the denominator of which shall be the total number of shares then beneficially owned by the Investor Stockholders. In addition, the selling stockholders (Messrs. Holthaus, Donegan, LeBuhn and Ross) were granted piggyback registration rights for their shares to be sold in this offering.

        In connection with the registrations described above, we will indemnify any selling stockholders (including Messrs. Holthaus, Donegan, LeBuhn and Ross) against certain liabilities, including liabilities under the Securities Act, and we will pay all fees, costs and expenses (except underwiting discounts and selling commissions).

Investor Stockholders Agreement

        On May 22, 1997, we, the Investor Stockholders, and the Odyssey Investment Group, BT Investment Partners, Inc. and certain other stockholders (together with their permitted transferees and the Investor Stockholders, the "Participating Stockholders") entered into an investor stockholders agreement, which was subsequently amended on September 1, 1998 (the "Investor Stockholders Agreement").

        Under the terms of the Investor Stockholders Agreement, unless otherwise agreed to by the Investor Stockholders, our board of directors will consist of nine directors: three persons nominated by the Cypress Stockholders, three persons nominated by Scotsman Partners, one person nominated by Odyssey Investment Group, the Chairman of our board of directors and our President, respectively. Each of Cypress Stockholders, Scotsman Partners and Odyssey Investment Group is entitled to remove and replace any or all of their respective designees on our board of directors and each is entitled to remove the director or directors who are the Chairman of our board of directors and our President in accordance with the provisions of the Investor Stockholders Agreement. If our common stock held by either the Cypress Stockholders or Scotsman Partners is reduced to an amount less than 20% of our outstanding common stock, but 5% or more of our outstanding common stock, the Cypress Stockholders or Scotsman Partners, as the case may be, will be entitled to designate only one director. Each of the Cypress Stockholders or Scotsman Partners will lose the right to designate any directors when the Cypress Stockholders or Scotsman Partners, as the case may be, no longer hold at least 5% of our outstanding common stock. From and after the date that Odyssey Investment Group owns less than 5% of our outstanding common stock, it will no longer be entitled to designate any director for election or removal. If any of Cypress Stockholders, Scotsman Partners and Odyssey Investment Group is entitled to designate a lesser number of directors pursuant to the Investor Stockholders Agreement, then they will vote their shares to cause the number of our entire board of directors to be reduced by the number of directors they are no longer entitled to designate.

        Under the Investor Stockholders Agreement, until such time as either the Cypress Stockholders or the Scotsman Partners is no longer entitled to designate three directors, without the approval of a majority of the directors designated by each of the Cypress Stockholders and Scotsman Partners, respectively, we will not take certain specified actions (including mergers, consolidations, sales of all or substantially all assets, electing or removing our Chairman or President, issuing securities, incurring certain indebtedness, making certain acquisitions, approving operating and capital budgets and other major transactions).

        Under the Investor Stockholders Agreement, prior to the consummation of an IPO, each Participating Stockholder will have the right to acquire shares of our common stock in connection with certain new issuances of our common stock, on the same terms and conditions, for the amount necessary to allow the Participating Stockholder to maintain its percentage holding of our outstanding common stock.

        The Investor Stockholders Agreement contains provisions limiting the ability of Participating Stockholders to transfer their shares in certain circumstances. Among other provisions, the Investor Stockholders Agreement includes (1) rights of first offer in favor of the Investor Stockholders with respect to proposed transfers of shares to a third party and (2) tag-along rights in favor of each Participating Stockholder pursuant to which a selling Participating Stockholder would be required to permit the other Participating Stockholders to participate on a proportional basis in a transfer of shares to a third party. Also, if one or more Participating Stockholders holding at least 60% of our outstanding common stock determine to sell shares to a third party, in certain circumstances such Participating Stockholders have the right to require the other Participating Stockholders to sell their shares to such third party.

        The Investor Stockholders Agreement (other than the registration rights provisions) will terminate (unless earlier terminated as specified in the Investor Stockholders Agreement) upon the earlier of (1) May 22, 2007 and (2) completion of an IPO.

Registration Rights

        Under the Investor Stockholders Agreement, our principal stockholders are entitled to certain demand and piggyback registration rights. Cypress Stockholders and Scotsman Partners each may demand three registrations, if they own more than 20% of the number of shares that were owned on the effective date of the Investor Stockholders Agreement. Odyssey Investment Group and Barry P. Gossett may demand one registration. We are not required to file a registration statement within 180 days following the effective date of another registration statement in which all Participating Stockholders are entitled to include their securities. Each Participating Stockholder has waived its rights to include its securities in this registration statement.

        The non-requesting Participating Stockholders are entitled to piggyback registration rights with respect to any registration request made by the requesting Participating Stockholders. If the registration requested by a Participating Stockholder is in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would adversely affect the success of the offering, the number of shares included in the offering shall be reduced pro rata among all Participating Stockholders in the proportion that the number of securities sought to be registered by each Participating Stockholder bears to the total number of securities sought to be registered by all Participating Stockholders; provided that, if the requesting Participating Stockholder is not able to sell at least 50% of the securities it requests to be registered, then this Participating Stockholder will have the right to request one more registration.

        The Participating Stockholders are entitled to piggyback registration rights with respect to a registration initiated by us. If we initiate a registration in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would adversely affect the success of the offering, then the number of shares included in the offering shall be determined as follows: (i) first, shares offered by us for our own account; and (ii) second, shares requested to be included by the Participating Stockholders, pro rata among the Participating Stockholders in the proportion that the number of securities sought to be registered by each Participating Stockholder bears to the total number of securities sought to be registered by all Participating Stockholders.

        Under the Investor Stockholders Agreement, each Participating Stockholder will be required to enter into a 180-day lock-up agreement with the underwriters in connection with this offering.

        In connection with the registrations described above, we will indemnify any selling stockholders against certain liabilities, including liabilities under the Securities Act, and we will bear all fees, costs and expenses (except underwriting discounts and selling commissions).

Oak Hill Securities Accounts

        Of the $150,000,000 aggregate principal amount of the 10.0% Notes, $30,000,000 aggregate principal amount of the initial notes was purchased at a discount from the offering price on behalf of accounts managed by Oak Hill Advisors, L.P. and its affiliates, which we collectively refer to as the Oak Hill Securities Accounts. In 2002, we sold $150,000,000 aggregate principal amount of our 9.875% Notes of which $12,000,000 aggregate principal amount of our 9.875% Notes was purchased on behalf of the Oak Hill Securities Accounts at a discount from the offering price. The Oak Hill Securities Accounts acquire and actively manage a diverse portfolio of investments. The principals of the Oak Hill Securities Accounts are associated with Oak Hill Capital Management, Inc., Oak Hill Capital Management II, LLC and Keystone, Inc. Keystone is a limited partner of Scotsman Partners. Two of our directors are officers of Keystone.

Other Transactions

        Mr. John T. Moore, Jr., is employed as Manager of Field Reporting of Williams Scotsman and is the son-in-law of our President and Chief Executive Officer. For 2004, Mr. Moore received salary and bonus totaling $80,573 and other employment benefits, including 401(k) contributions by us. His salary and benefits were consistent with those provided to our other employees holding comparable positions. Mr. Moore received salary and bonus totaling $75,691 and $63,342 in 2003 and 2002, respectively.

        During 2002, Barry P. Gossett was engaged by us to assist with mergers and acquisitions, real estate project management, strategic initiatives and other general business services. As compensation for these services, Mr. Gossett received $120,000 for the year ended December 31, 2002. In accordance with the employment arrangement, Mr. Gossett served as Chairman Emeritus of our Board of Directors until October 31, 2002 when his employment arrangement ended.

        For a discussion of other related party transactions, see "Management—Board Structure and Compensation—Compensation Committee Interlocks and Insider Participation."

DESCRIPTION OF OTHER INDEBTEDNESS

Amended and Restated Credit Facility

        In connection with this offering, our subsidiary, Williams Scotsman entered into an amended and restated credit agreement with a syndicate of lenders on June 28, 2005 as part of the Amended and Restated Credit Facility. Bank of America, N.A. is the administrative agent. Banc of America Securities LLC and Deutsche Banc Securities Inc. are the co-lead arrangers and joint book runners. Deutsche Bank Trust Company Americas is the syndication agent. Bank of America, N.A. is the co-collateral agent under the amended and restated credit agreement.

  Structure

        The Amended and Restated Credit Facility consists of (a) a revolving credit facility of $500 million, including a sub-limit of $80 million for letters of credit (letters of credit would be 100% reserved against borrowing availability under the Amended and Restated Credit Facility) and (b) a term loan of $150 million. Advances under the Amended and Restated Credit Facility are limited by a borrowing base formula consisting of a percentage of eligible accounts receivable, plus a percentage of eligible rental equipment, less certain reserves and other amounts. On June 28, 2005, $150 million was outstanding under the term loan and approximately $208 million was outstanding under the revolving credit facility.

        The revolving credit facility may be used to issue standby or commercial letters of credit, and for general corporate and working capital needs. Subject to certain conditions, the revolving credit facility may also be used to refinance Williams Scotsman's 9.875% Senior Notes due 2007 and 10% Senior Secured Notes due 2008.

  Interest and Expenses

        Borrowings under the Amended and Restated Credit Facility initially bear interest at the borrower's option at the Eurodollar rate plus 2.50% or a base rate plus 1.00%. As of June 28, 2005, the interest rate in effect was 5.82% for the Eurodollar loan and 7.00% for the Base rate loan. The combined weighted average rate was 6.51%. The interest rate margin is subject to pricing adjustments after October 1, 2005 based on excess availability and a ratio of total funded debt to EBITDA. The unused portion of the Amended and Restated Credit Facility is subject to a per annum fee equal to 0.375% if the average revolving credit facility usage is less than 50% or 0.250% if the average revolving credit facility usage is equal to or greater than 50%.

        In connection with the Amended and Restated Credit Facility, Williams Scotsman is required to pay administrative fees, commitment fees and certain expenses and to provide certain indemnities, all of which we believe are customary for financings of this type.

  Maturity

        The Amended and Restated Credit Facility matures five years after its closing.

  Security and Guarantees

        We and Williams Scotsman's existing, and future domestic subsidiaries and its Canadian subsidiary have unconditionally guaranteed the repayment of the Amended and Restated Credit Facility, obligations under any hedging arrangement entered into with a lender or an affiliate of a lender and certain other obligations. The Amended and Restated Credit Facility and the guarantees are secured by substantially all of the tangible and intangible assets of the borrower and each of the guarantors under the Amended and Restated Credit Facility, with certain exceptions.

  Covenants

        The amended and restated credit agreement contains affirmative and negative covenants customary for such financings. The amended and restated credit agreement includes covenants relating to limitations on, among other things:

  •
  dividends on, and redemptions and repurchases of, capital stock,

  •
  liens and sale-leaseback transactions,

  •
  loans and investments,

  •
  debt and hedging arrangements,

  •
  mergers, acquisitions and asset sales,

  •
  transactions with affiliates,

  •
  capital expenditures, and

  •
  changes in business activities conducted by us.

Financial Covenants

        If Williams Scotsman does not meet certain excess availability requirements, it will be required to comply with a senior secured leverage ratio, a consolidated interest coverage ratio and a minimum utilization test, as described below. As of June 30, 2005, Williams Scotsman met the excess availability requirement and did not have to comply with the financial covenants.

  •
  Williams Scotsman will not permit the senior secured leverage ratio for any "test period" ended on or prior to December 31, 2006 to be greater than 3.75 to 1.0, and for any test period ended after December 31, 2006 to be greater than 3.5 to 1.0.

  •
  Williams Scotsman will not permit the consolidated interest coverage ratio for any test period ended prior to December 31, 2007 to be less than 1.70 to 1.0, and for any test period ended on or after December 31, 2007 to be less than 1.90 to 1.0; provided that the contemplated initial public offering is consummated, the ratio will become 2.00 to 1.0 beginning on the first day of the fiscal quarter of Williams Scotsman that begins not earlier than twelve months after the date of the completion of the offering.

  •
  Williams Scotsman will not permit the utilization of its rental equipment for any period of thirteen consecutive months to be less than 73%.

        "Test Period" means each period of four consecutive fiscal quarters of Williams Scotsman (taken as one accounting period) ending on each of (i) the last day of the fiscal quarter of Williams Scotsman most recently ended prior to the date excess availability under the revolving credit facility is less than $75.0 million for three consecutive business days or is less than $70.0 million at any time and for which financial statements for Williams Scotsman and its consolidated subsidiaries have been delivered as required by the amended and restated credit agreement and (ii) the last day of each fiscal quarter of Williams Scotsman after the fiscal quarter referred to in clause (i) ending prior to or during the period in which Williams Scotsman is required to comply with the financial covenants.

        We, and our subsidiaries (excluding Williams Scotsman and its subsidiaries), will not be subject to many of the affirmative and negative covenants in the amended and restated credit agreement so long as we are a holding company and meet certain other conditions specified in the credit agreement.

  Events of Default

        The amended and restated credit agreement contains events of default, including, but not limited to:

  •
  nonpayment of principal, interest, fees or other amounts when due;

  •
  violation of covenants;

  •
  failure of any representation or warranty to be true in all material respects when made or deemed made;

  •
  cross acceleration and cross default;

  •
  change of control;

  •
  bankruptcy events;

  •
  material judgments; and

  •
  actual or asserted invalidity of the guarantees or security documents.

        Some of these events of default are expected to allow for grace periods and materiality concepts.

New Notes

        Concurrently with this offering, Williams Scotsman expects to issue approximately $300 million aggregate principal amount of New Notes, which are expected to include $150 million of floating rate notes and $150 million of fixed rate notes. The New Notes are expected to be senior unsecured indebtedness. The floating rate notes are expected to have a 7.5 year maturity and the fixed rate notes are expected to have a 10 year maturity. Depending on market conditions, Williams Scotsman may issue a greater or lesser principal amount of notes than $300 million or a different mix of floating rate and fixed rate notes. See "Description of Other Indebtedness—New Notes" for a description of the terms of the New Notes. The New Notes are expected to be effectively subordinated to all secured debt of us and our subsidiaries, including all obligations under the Amended and Restated Credit Facility.

        The New Notes will not be optionally redeemable for a specified number of years. The indenture governing the New Notes is also expected to require us to offer to repurchase all or a portion of the New Notes upon a change of control or following certain asset sales. The New Notes will be guaranteed by us and our subsidiaries which are also the guarantors of the Amended and Restated Credit Facility.

        The indenture governing the New Notes is expected to contain covenants limiting our ability, and the ability of certain of our subsidiaries, among other things, to:

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  incur additional indebtedness,

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  make restricted payments,

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  create restrictions on the payment of dividends,

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  sell assets or capital stock of subsidiaries,

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  engage in transactions with affiliates, and

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  consolidate, merge or transfer assets.

9.875% Notes

        The 9.875% Notes are issued by Williams Scotsman and fully and unconditionally guaranteed on a senior unsecured basis by the following 100% owned subsidiaries of Williams Scotsman: Space Master International, Inc., Evergreen Mobile Company, Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc. Willscot Equipment LLC has fully and unconditionally guaranteed the 9.875% Notes on a subordinated basis. These 100% owned subsidiaries of Williams Scotsman act as joint and several guarantors of the 9.875% Notes. The 9.875% Notes are due June 1, 2007 with interest payable semi-annually on June 1 and December 1 of each year. The 9.875% Notes are currently redeemable at our option at a redemption price of 100% of the principal amount thereof plus accrued interest. As of December 31, 2004, approximately $549.2 million aggregate principal amount of the 9.875% Notes were outstanding. In connection with this offering and other Refinancing Transactions, Williams Scotsman is conducting a tender offer and consent solicitation, whereby it is offering to purchase all outstanding 9.875% Notes at a cash purchase price of 100.5% of the principal amount thereof, together with accrued and unpaid interest, and is asking the holders of the 9.875% Notes to consent to a supplemental indenture which will remove all restrictive covenants relating to the 9.875% Notes. To the extent that any of the 9.875% Notes remain outstanding, Williams Scotsman expects to redeem such 9.875% Notes after the tender offer at a redemption price of 100% of the principal amount thereof plus accrued interest.

10.0% Notes

        The $150.0 million aggregate principal amount of the 10.0% Notes were issued by Williams Scotsman in August 2003. The 10.0% Notes are fully and unconditionally guaranteed on a senior secured second lien basis by the following 100% owned subsidiaries of Williams Scotsman: Space Master International, Inc., Evergreen Mobile Company, Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc. Willscot Equipment LLC, also a 100% owned subsidiary of Williams Scotsman, has fully and unconditionally guaranteed the senior secured notes on a subordinated secured second lien basis. These 100% owned subsidiaries of Williams Scotsman act as joint and several guarantors of the senior secured notes. The 10.0% Notes are due August 15, 2008 with interest payable semi-annually on February 15 and August 15 of each year. On August 15, 2006, the 10.0% Notes will become redeemable at our option at a redemption price of 105.0% of the principal amount thereof plus accrued interest during the 12 month period beginning August 15, 2006 and 102.5% of the principal amount thereof plus accrued interest beginning August 15, 2007. As of December 31, 2004, $150 million aggregate principal amount of the 10.0% Notes were outstanding. The indenture governing the 10.0% Notes includes certain restrictive covenants limiting Williams Scotsman's ability, among other things, to incur additional indebtedness, make restricted payments, create restrictions on payment of dividends and sell assets or capital stock of subsidiaries. In connection with this offering and other Refinancing Transactions, Williams Scotsman is conducting a tender offer and consent solicitation, whereby it is offering to purchase all outstanding 10.0% Notes at a cash purchase price of 110.168% the principal amount plus accrued and unpaid interest and the holders of the 10.0% Notes are being asked to consent to a supplemental indenture which will remove substantially all restrictive covenants relating to the 10.0% Notes.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of                        shares of common stock, par value $0.01 per share, and                        shares of preferred stock, par value $0.01 per share. Immediately following this offering:

  •
  of the                        authorized shares of common stock,                         shares will be issued and outstanding;

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  no shares of our preferred stock will be outstanding.

Stock Split

        Prior to the consummation of this offering, we will increase our total authorized number of shares of capital stock, make certain changes to our charter documents and effect a                  to one stock split.

Common Stock

        The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

        After the consummation of this offering, we will be authorized to issue up to            shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Certain Amended and Restated Certificate of Incorporation, By-Law and Statutory Provisions

        The provisions of our amended and restated certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors' Liability; Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation will provide that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

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  for any breach of the duty of loyalty,

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  for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law,

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  for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases, or stock redemptions), or

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  for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our amended and restated certificate of incorporation and by-laws will provide that we indemnify each director and the officers, employees, and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Special Meetings of Stockholders

        Our amended and restated certificate of incorporation will provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders. Business transacted at any special meeting of stockholders will be limited to the purpose stated in the notice.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our amended and restated certificate of incorporation will provide that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings, unless the action to be effected by written consent and the taking of such action by written consent have expressly been approved in advance by the board. In addition, our by-laws will establish advance notice procedures for:

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  stockholders to nominate candidates for election as a director, and

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  stockholders to propose topics for consideration at stockholders' meetings.

        Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year's annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure.

Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year's annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the tenth day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and Removal of Directors

        Our board will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause and with the vote of at least 66 2/3% of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

        Our amended and restated certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Amendment of the Certificate of Incorporation and By-Laws

        Our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least two thirds (66 2/3%) of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors, is required to amend the following provisions of our amended and restated certificate of incorporation:

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  the provisions relating to our classified board of directors,

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  the provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy, and the provisions relating to the removal of directors,

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  the provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our amended and restated articles of incorporation and for the adoption, amendment or repeal of our amended and restated by-laws, and

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  the provisions relating to special stockholder meetings and the restrictions on stockholder actions by written consent.

        In addition, the board of directors will be permitted to alter our amended and restated by-laws without obtaining stockholder approval and a 66 2/3% stockholder vote will be required for any amendment to our amended and restated by-laws by the stockholders.

Anti-Takeover Provisions of Delaware Law

        We will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock will be Registrar & Transfer Company. Its address is 10 Commerce Drive, Cranford, NJ 07016 and its telephone number is (908) 497-2300.

Nasdaq National Market Quotation

        We have applied to have our shares of common stock listed on the Nasdaq National Market under the trading symbol "WLSC."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See "Risk Factors—Risks Related to this Offering—Substantial future sales of shares of our common stock in the public market could cause our stock price to fall."

Sale of Restricted Shares

        Upon consummation of this offering, we will have    shares outstanding, excluding    shares underlying outstanding options, assuming no exercise of the underwriters' over-allotment option. Of these shares, the    shares sold in this offering (or    shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately    of our outstanding shares of common stock will be deemed "restricted securities," as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act.

Rule 144

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company.

Rule 144(k)

        Under Rule 144(k) under the Securities Act, any person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell these shares without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements of Rule 144.

Rule 701

        Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options and Equity Awards

        Following this offering, we intend to file a registration statement on Form S-8 to register            shares of our common stock reserved for issuance under our option plans and arrangements. We also expect to grant equity awards in connection with this offering. All of the shares of our common stock issuable upon the exercise of options under our stock option plans and arrangements will be freely tradable upon effectiveness of the registration statement on Form S-8 without restrictions under the Securities Act, except to the extent that the shares are held by an "affiliate" of ours or subject to other contractual restrictions.

Lock-up Agreements

        We, our executive officers and directors, and our stockholders owning substantially all of our common stock (including all of the selling stockholders) will enter into lock-up agreements under which we and they will agree not to offer, sell, dispose of or hedge any shares of our capital stock or securities convertible into or exchangeable for shares of our capital stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc., Lehman Brothers Inc. and CIBC World Markets Corp. and approval from our board of directors.

Registration Rights

        We have granted our principal stockholders certain demand and piggyback registration rights. Cypress Stockholders and Scotsman Partners may each demand three registrations and Odyssey Investment Group and Barry P. Gossett may demand one registration, subject to certain restrictions. For more information, see "Certain Relationships and Related Transactions—Registration Rights."

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following discussion summarizes the material U.S. federal income tax and estate tax consequences of the ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that is a non-U.S. holder as we define that term below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income tax consequences to a holder that are materially different from those described below. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service ("IRS") or opinion of counsel with respect to the tax consequences discussed in this offering circular. Consequently, the IRS may disagree with or challenge any of the tax consequences discussed in this offering circular.

        The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to a non-U.S. holder in light of such holder's particular circumstances and only addresses non-U.S. holders who hold common stock as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the U.S. federal income tax considerations applicable to holders subject to special rules, such as certain financial institutions, tax-exempt entities, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass-through entities, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, dealers in securities or currencies, persons holding common stock in connection with a hedging transaction, "straddle," conversion transaction or a synthetic security or other integrated transaction, holders subject to special U.S. federal income tax rules (such as "passive foreign investment companies" and "controlled foreign corporations") or holders whose "functional currency" is not the U.S. dollar. In addition, this discussion does not include any description of any alternative minimum tax consequences, gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable to non-U.S. holders of our common stock. We urge you to consult your own tax advisor concerning the U.S. federal, state or local income tax and federal, state or local estate tax consequences of your ownership and disposition of our common stock in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction or under any applicable tax treaty.

        As used in this discussion, a "non-U.S. holder" means a beneficial owner of shares of common stock who is not, for U.S. tax purposes:

  •
  a citizen or individual resident of the U.S.,

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  a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or of any state thereof (including the District of Columbia),

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  an estate, income of which is subject to U.S. federal income taxation regardless of its source, or

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  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury Regulations.

        If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass-through entity that is considering holding our common stock, you should consult your tax advisor.

Payment of Dividends

        We do not presently anticipate paying cash dividends on shares of our common stock. For more information, please see "Dividend Policy." If dividends are paid on shares of our common stock, however, these dividends will generally be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable income tax treaty if we have received proper certification of the application of that income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the U.S., are not subject to U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax, provided that the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or any lower rate as may be specified in an applicable income tax treaty.

Sale or Exchange

        A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other disposition of shares of common stock unless any one of the following is true:

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  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. and, if an applicable tax treaty applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the U.S., in which case, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation,

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  the non-U.S. holder, who is an individual, is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition and some additional conditions are met, or

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  the Foreign Investment in Real Property Tax Act, or "FIRPTA," rules apply because: (i) our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our common stock or the five-year period ending on the date on which you dispose of shares of our common stock and (ii) assuming that our common stock constitutes a U.S. real property interest and is regularly traded on an established securities market for tax purposes, you held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

        We believe that we are not currently and do not anticipate becoming a U.S. real property holding corporation. However, since the determination of U.S. real property holding corporation status in the future will be based upon the composition of our assets from time to time and there are uncertainties in the application of certain relevant rules, we may become a U.S. real property holding corporation in the future.

        Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains, including gains from the sale of shares of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the manner applicable to U.S. persons. In addition, if any of this gain is taxable because the FIRPTA rules apply, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

Federal Estate Tax

        Shares of common stock owned or treated as owned by an individual non-U.S. holder will be included in that non-U.S. holder's estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        Under U.S. Treasury Regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established.

        The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations generally will be reduced by backup withholding, currently at a rate of 28%.

        The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder in accordance with applicable U.S. Treasury Regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has specified connections with the United States, unless some conditions are met, the proceeds from that disposition generally will be reported to the IRS, but not reduced by backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations.

        Each prospective purchaser is urged to consult its tax advisor with respect to the U.S. federal income tax and federal estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

        Citigroup Global Markets Inc., Lehman Brothers Inc. and CIBC World Markets Corp. are acting as joint bookrunning managers of the offering and together with Robert W. Baird & Co. Incorporated, Banc of America Securities and Deutsche Bank Securities are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Lehman Brothers Inc.
CIBC World Markets Corp.
Robert W. Baird & Co. Incorporated
Banc of America Securities LLC
Deutsche Bank Securities Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $                      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $                   per share on sales to other dealers. Citigroup Global Markets Inc., Lehman Brothers Inc. and CIBC World Markets have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our executive officers and directors, and our stockholders owning substantially all of our common stock (including all of the selling stockholders) will agree that, for a period that is 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Lehman Brothers Inc., and CIBC World Markets Corp. and with the approval of our board of directors, dispose of or hedge any shares of our capital stock or any securities convertible into or exchangeable for our capital stock, subject to specified exceptions, including disposals by us of shares of our capital stock or securities convertible into or exercisable or exchangeable for such capital stock as payment of any part of the purchase price for the acquisition by us of a business or assets ("Acquisition Securities") provided that, in the aggregate, such Acquisition Securities shall not exceed 10% of outstanding capital stock immediately prior to such acquisition and the recipient of any such Acquisition Securities agrees to be bound by the lock-up agreement. Citigroup Global Markets Inc., Lehman Brothers Inc., and CIBC World Markets Corp., may release any of the securities subject to these lock-up agreements in their sole discretion at any time. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours. However, notwithstanding such releases, our board of directors may withhold approval of any sale during the lockup period.

        Each underwriter has represented, warranted and agreed that:

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  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

  •
  the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

        We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "WLSC."

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Paid by Williams Scotsman International, Inc.
Paid by Selling Stockholders
Full Exercise
No Exercise
Per share	$	$	$
Total	$	$	$

        In connection with the offering, Citigroup Global Markets Inc. on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our portion of the total expenses of this offering will be $                  . The selling stockholders will not pay any expenses related to this offering other than the underwriting discounts and commission relating to the sale of their respective shares.

        Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Bank of America, N.A. acts as administrative agent under our Amended and Restated Credit Facility. Banc of America Securities LLC and Deutsche Bank Securities Inc. act as co-lead arrangers and joint book runners under our Amended and Restated Credit Facility. An affiliate of Citigroup Global Markets Inc. is a lender under our Amended and Restated Credit Facility. Deutsche Bank Securities, Inc., Bank of America Securities LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc. are expected to act as joint book-running managers for the offering of the New Notes. CIBC World Markets Corp. is expected to act as co-manager for the offering of the New Notes. Deutsche Bank Securities, Inc. is acting as the dealer manager in connection with the tender offer and consent solicitation for the 9.875% Notes and the 10.0% Notes.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass upon the validity of the common stock offered in this prospectus. Cleary Gottlieb Steen & Hamilton LLP, New York, New York, will pass upon the validity of the common stock for the underwriters. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented Scotsman Partners, L.P. and its related parties from time to time.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, as set forth in their reports. We have included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. You may inspect a copy of the registration statement and other reports we have filed with the SEC without charge at the SEC's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC's Public Reference Room at the SEC's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

        The SEC maintains an Internet site that contains registration statements, reports, proxy and information statements and other information regarding registrants, including us. The SEC's Internet address is www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

Williams Scotsman International, Inc. and Subsidiaries

Consolidated Balance Sheets

	March 31, 2005	December 31, 2004
	(Unaudited)
	(In thousands, except for share and per share amounts)
Assets
Cash	$2,263	$939
Trade accounts receivable, net of allowance for doubtful accounts of $652 in 2005 and $606 in 2004	69,145	76,579
Prepaid expenses and other current assets	37,540	38,330
Rental equipment, net of accumulated depreciation of $261,098 in 2005 and $253,892 in 2004	885,738	880,723
Property and equipment, net of accumulated depreciation of $56,914 in 2005 and $53,935 in 2004	80,561	79,951
Deferred financing costs, net	14,879	16,667
Goodwill, net	171,115	170,423
Other intangible assets, net of accumulated amortization of $3,799 in 2005 and $3,611 in 2004	2,868	2,894
Other assets	20,720	18,105

	$1,284,829	$1,284,611

Liabilities and stockholders' equity
Accounts payable	$33,092	$42,225
Accrued expenses	22,826	27,622
Accrued interest	21,071	12,341
Rents billed in advance	21,120	21,375
Revolving credit facility	110,483	102,130
Long-term debt, net	906,953	907,356
Deferred income taxes	149,914	150,415

Total liabilities	1,265,459	1,263,464

Stockholders' equity:
Common stock, $.01 par value. Authorized 10,000,000 shares; issued 9,507,407 shares in 2005 and 2004	95	95
Additional paid-in capital	240,834	240,741
Cumulative foreign currency translation adjustment	13,027	14,079
Retained earnings	61,352	62,170

	315,308	317,085
Less treasury stock,—3,312,608 common shares in 2005 and 2004, at cost	(295,938)	(295,938)

Total stockholders' equity	19,370	21,147

	$1,284,829	$1,284,611

See accompanying notes.

Williams Scotsman International, Inc. and Subsidiaries

Consolidated Statements of Operations

Three months ended March 31, 2005 and 2004

(Unaudited)

	Three months ended March 31,
	2005	2004
	(In thousands, except per share amounts)
Revenues
Leasing	$58,783	$52,827
Sales:
New units	22,491	19,091
Rental equipment	7,033	5,212
Delivery and installation	27,835	20,414
Other	9,959	9,367

Total revenues	126,101	106,911

Cost of sales and services
Leasing:
Depreciation and amortization	12,533	11,780
Other direct leasing costs	12,482	11,088
Sales:
New units	18,918	15,516
Rental equipment	5,679	4,097
Delivery and installation	24,503	18,384
Other	2,207	2,230

Total costs of sales and services	76,322	63,095

Gross profit	49,779	43,816

Selling, general and administrative expenses	22,961	20,782
Other depreciation and amortization	3,910	3,414
Interest, including amortization of deferred financing costs	24,227	22,627

Total operating expenses	51,098	46,823

Loss before income taxes	(1,319)	(3,007)
Income tax benefit	(501)	(1,142)

Net loss	$(818)	$(1,865)

Loss per common share	$(0.13)	$(0.30)

Loss per common share, assuming dilution	$(0.13)	$(0.30)

See accompanying notes.

Williams Scotsman International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
	2005	2004
	(In thousands)
Cash flows from operating activities
Net loss	$(818)	$(1,865)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	18,240	16,905
Bond discount amortization	89	89
Provision for bad debts	742	560
Deferred income tax benefit	(501)	(1,103)
Non-cash stock option compensation expense	93	115
Gain on sale of rental equipment	(1,354)	(1,114)
Gain on sale of fixed assets	—	(7)
Decrease (increase) in trade accounts receivable	6,844	(161)
(Decrease) increase in accounts payable and accrued expenses	(5,086)	9,135
Other	(3,450)	(1,628)

Net cash provided by operating activities	14,799	20,926

Cash flows from investing activities
Rental equipment additions	(20,556)	(12,170)
Proceeds from sales of rental equipment	7,033	5,212
Purchases of property and equipment, net	(3,167)	(1,797)
Acquisition of businesses, net of cash acquired	(4,583)	—
Purchase of California classroom fleet	—	(43,471)

Net cash used in investing activities	(21,273)	(52,226)

Cash flows from financing activities
Proceeds from debt	131,637	141,335
Repayment of debt	(123,776)	(109,314)
Increase in deferred financing costs	(9)	(50)

Net cash provided by financing activities	7,852	31,971

Effect of changes in exchange rates on cash	(54)	(75)

Net increase in cash	1,324	596
Cash at beginning of period	939	388

Cash at end of period	$2,263	$984

Supplemental cash flow information:
Cash paid for income taxes	$200	$335

Cash paid for interest	$13,554	$10,930

See accompanying notes.

Williams Scotsman International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

(in thousands, except share and per share amounts)

March 31, 2005

1.    Organization

        Williams Scotsman International, Inc. ("Williams Scotsman International" or when including Williams Scotsman Inc. and its subsidiaries, the "Company") was organized in November 1993 for the purpose of acquiring Williams Scotsman, Inc. ("Scotsman"). Williams Scotsman International conducts business solely as a holding company, the only significant asset of which is the capital stock of Scotsman. Therefore, any cash dividends to be paid on Williams Scotsman International's common stock, or cash interest to be paid on the debt of the Company are dependent upon the cash flow of Scotsman.

        The operations of the Company consist primarily of the leasing and sale of mobile offices, modular buildings and storage products (equipment) and their delivery and installation throughout the United States, Canada, and certain parts of Mexico.

        On May 25, 2005, the Company filed with the Secretary of State of the State of Delaware, a Certificate of Amendment of its Certificate of Incorporation. The amendment changed the name of the Company from Scotsman Holdings, Inc. to Williams Scotsman International, Inc.

2.    Basis of Presentation

        In the opinion of management, the unaudited financial statements contain all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly the Company's financial position as of March 31, 2005, the consolidated statements of operations for the three month periods ended March 31, 2005 and 2004, and the consolidated statements of cash flows for the three months ended March 31, 2005 and 2004. The results of operations for the period ended March 31, 2005 are not necessarily indicative of the operating results expected for the full year.

        The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X.

3.    Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No.123 (revised 2004), "Share-Based Payment" ("SFAS No. 123-R"), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123. In April 2005, the Securities and Exchange Commission provided for a phased-in implementation of SFAS No. 123-R. Under this revised guidance, the effective date for application of SFAS No. 123-R has been postponed until no later than the beginning of the first fiscal year after June 15, 2005 or January 1, 2006 for the Company. The Company intends to elect the modified prospective method of adopting SFAS No. 123-R, which requires the recognition of expense over the remaining vesting period for the portion of awards not fully vested as of January 1, 2006. As the Company currently applies the fair value method under SFAS No. 123, the Company does not anticipate that the adoption of SFAS No. 123-R will have a material impact on its financial statements.

4.    Acquisition of Mobile Space, Inc.

        On February 24, 2005, the Company acquired Mobile Space Inc., a Chicago-based company that leased and sold modular space units. This purchase resulted in the acquisition of approximately 640 units and the related customer base. The transaction was accounted for under the purchase method of accounting with a purchase price of $4.8 million. The acquisition was financed with borrowings under the Company's credit facility.

5.    Purchase of California Classroom Units

        On March 26, 2004, the Company acquired nearly 3,800 modular DSA classroom units located in the state of California from Transport International Pool, Inc. (d/b/a GE Modular Space) for approximately $43.5 million. The assets were acquired using available funds under the Company's revolving credit facility.

        The acquisition included the purchase of units, equipment associated with these classroom units as well as rights under all outstanding leases related to these classroom units and certain other assets. The Company did not acquire employees, physical facilities, sales force, or other business related items. In addition, the customer base, which is primarily related to public and private educational institutions in the State of California, is similar to, and in many cases duplicative of, the Company's existing customer base. As a result, the Company considers the purchase of these assets an asset purchase rather than an acquisition of a business.

6.    Revolving Credit Facility and Long-Term Debt

        Debt consists of the following:

	March 31, 2005	December 31, 2004
Borrowings under revolving credit facility	$110,483	$102,130
Term loan	205,776	206,307
Capital lease obligations	1,920	1,882
9.875% senior notes, net of unamortized discount of $743 in 2005 and $833 in 2004	549,257	549,167
10.0% senior secured notes	150,000	150,000

	$1,017,436	$1,009,486

        On April 15, 2005, Wlliams Scotsman International, Scotsman, the Lenders party to the Credit Agreement, dated as of March 26, 2002 (as amended, restated, modified and/or supplemented through April 14, 2005) (the "Credit Agreement") and Deutsche Bank Trust Company Americas, as Administrative Agent under the Credit Agreement, entered into a Fifth Amendment (the "Amendment") to the Credit Agreement. Under the terms of the Amendment, the amount of Scotman's indebtedness which may be evidenced by guarantees, performance bonds and surety bonds has been increased to $100 million from $50 million. The Amendment also provides that the book value of assets securing obligations under such performance and surety bonds cannot exceed $75 million outstanding at any time. In addition, the Amendment increases the letter of credit subfacility available to Scotsman from $20 million to $40 million.

7.    Comprehensive Loss

        Total comprehensive loss was $1,870 and $2,561 for the three months ended March 31, 2005 and 2004, respectively, which includes net loss and the change in the foreign currency translation adjustment. A summary of the components of comprehensive loss for the three month periods ended March 31, is presented below.

	2005	2004
Net loss	$(818)	$(1,865)
Foreign currency translation adjustment	(1,052)	(696)

Comprehensive loss	$(1,870)	$(2,561)

8.    Earnings and Dividends Per Share

        Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the periods.

        The following table sets forth the components of the weighted-average shares outstanding for the basic and diluted earnings per share computations:

	Three months ended March 31,
	2005	2004
Weighted-average shares—for computation of basic earnings per share	6,194,799	6,194,799
Effect of employee stock options	—	—

Weighted-average shares—for computation of diluted earnings per share	6,194,799	6,194,799

        Common stock equivalents of 369,392 and 331,329 were excluded from the weighted average shares-diluted total for the quarters ended March 31, 2005 and 2004, respectively, due to their anti-dilutive nature, which resulted from the Company's net loss for such periods.

9.    Contingencies

        Currently, the Company is involved in various lawsuits and claims arising out of the normal course of its business. The nature of the Company's business is such that disputes occasionally arise with vendors, including suppliers and subcontractors, and customers over warranties, contract specifications and contract interpretations among other things. The Company assesses these matters on a case-by-case basis as they arise. Reserves are established, as required, based on the Company's assessment of its exposure. As noted above, the Company has insurance policies to cover general liability and workers compensation related claims. In the opinion of management, the ultimate amount of liability not covered by insurance, if any, under pending litigation and claims will not have a material adverse effect on the financial position or operating results of the Company.

        In May 2002, the Company brought action against a customer to recover approximately $0.2 million owed to the Company on a construction project. In December 2002, this customer counterclaimed against the Company and filed claims against various subcontractors and suppliers to the project alleging breach of various warranties and negligence among other things. The customer has asserted that it is seeking to recover its direct losses related to this $2.6 million project as well as other damages. The case is currently in discovery. The Company believes that it is reasonably possible that the customer will be awarded some damages from the dispute; however, the amount of such damages cannot be determined at this time. To the extent that the Company is ultimately liable to the customer, the Company believes it has adequate insurance coverage to apply to its portion of the claim. The Company, with its insurance carriers, continues to vigorously defend itself in this matter.

        In January 2003, the Company was awarded a contract to construct and renovate classrooms in an elementary school located in New Jersey. The Company contracted with various subcontractors for certain components of the project. During the course of the construction, the modular units were impacted by weather conditions, including torrential rains, from which the units were not properly protected by the subcontractors performing the work. As a result, damage to the units resulted. In order to ensure that these damages would be repaired and completed in advance of the school term, the Company promptly repaired the damage. As of March 31, 2005, the Company expects to be reimbursed for damages totaling approximately $1.6 million. These costs are included in prepaid expenses and other current assets in the Company's consolidated balance sheet. The Company and its legal counsel have determined that the subcontractors are responsible for the damages, and are currently seeking full recovery for costs incurred from the parties involved. In addition, the Company has builders risk insurance to cover some portion of the claim. The Company is pursuing these claims vigorously and believes that recovery of these damages is probable and will be received in the next 12 months.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Williams Scotsman International, Inc.

        We have audited the accompanying consolidated balance sheets of Williams Scotsman International, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Williams Scotsman International, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the consolidated financial statements, effective January 1, 2003 the Company changed its method of accounting for stock-based compensation.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland
February 24, 2005

Williams Scotsman International, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2004	2003
	(In thousands except share amounts)
Assets
Cash	$939	$387
Trade accounts receivable, net of allowance for doubtful accounts of $606 in 2004 and $862 in 2003	76,579	55,841
Prepaid expenses and other current assets	38,330	34,315
Rental equipment, net of accumulated depreciation of $253,892 in 2004 and $224,794 in 2003	880,723	828,078
Property and equipment, net	79,951	80,750
Deferred financing costs, net	16,667	22,868
Goodwill	170,423	169,913
Other intangible assets, net	2,894	2,575
Other assets	18,105	10,958

Total assets	$1,284,611	$1,205,685

Liabilities and stockholders' equity
Accounts payable	$42,225	$29,505
Accrued expenses and other current liabilities	39,963	29,951
Rents billed in advance	21,375	18,295
Revolving credit facility	102,130	54,940
Long-term debt, net	907,356	907,238
Deferred income taxes	150,415	147,392

Total liabilities	1,263,464	1,187,321

Stockholders' equity:
Common stock, $0.01 par value. Authorized 10,000,000 shares; issued 9,507,407 in 2004 and 2003	95	95
Additional paid-in capital	240,741	240,005
Retained earnings	62,170	65,581
Cumulative foreign currency translation adjustment	14,079	8,621

	317,085	314,302
Less treasury stock—3,312,608 common shares in 2004 and 2003, at cost	(295,938)	(295,938)

Total stockholders' equity	21,147	18,364

Total liabilities and stockholders' equity	$1,284,611	$1,205,685

See accompanying notes.

Williams Scotsman International, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31,
	2004	2003	2002
	(In thousands except per share amounts)
Revenues
Leasing	$222,867	$213,976	$227,106
Sales:
New units	86,344	71,635	98,927
Rental equipment	29,355	20,734	23,951
Delivery and installation	116,106	91,318	101,034
Other	43,253	37,980	41,429

Total revenues	497,925	435,643	492,447

Cost of sales and services
Leasing:
Depreciation and amortization	48,888	49,097	45,834
Other direct leasing costs	51,777	45,731	43,684
Sales:
New units	72,885	59,411	82,564
Rental equipment	22,896	16,361	18,164
Delivery and installation	101,061	78,856	84,540
Other	9,605	8,274	9,901

Total costs of sales and services	307,112	257,730	284,687

Gross profit	190,813	177,913	207,760

Selling, general and administrative expenses	83,407	76,297	85,779
Other depreciation and amortization	14,787	13,869	13,438
Interest, including amortization of deferred financing costs of $6,959, $8,789 and $7,948	92,444	87,174	85,208
Held for sale impairment charge	—	19,386	—

Total operating expenses	190,638	196,726	184,425

Income (loss) before income taxes	175	(18,813)	23,335
Income tax expense (benefit)	3,586	(7,131)	8,137

Net (loss) income	$(3,411)	$(11,682)	$15,198

(Loss) earnings per common share—basic	$(0.55)	$(1.89)	$2.45

(Loss) earnings per common share—assuming dilution	$(0.55)	$(1.89)	$2.32

See accompanying notes.

Williams Scotsman International, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock			Retained Earnings Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income
			Additional Paid-in Capital			Treasury Stock	Total Stockholders' Equity
	Shares	Amount
	(In thousands)
Balance at January 1, 2002	6,197	$95	$233,926	$62,065	$(1,505)	(295,860)	$(1,279)
Comprehensive income:
Net income	—	—	—	15,198	—	—	15,198
Foreign currency translation adjustment	—	—	—	—	119	—	119

Comprehensive income							15,317
Non-cash stock option compensation expense	—	—	5,313	—	—	—	5,313
Purchase of 1,800 shares of treasury shares	(2)	—	—	—	—	(78)	(78)

Balance at December 31, 2002	6,195	95	239,239	77,263	(1,386)	(295,938)	19,273
Comprehensive loss:
Net loss	—	—	—	(11,682)	—	—	(11,682)
Foreign currency translation adjustment	—	—	—	—	10,007	—	10,007

Comprehensive loss							(1,675)
Non-cash stock option compensation expense	—	—	766	—	—	—	766

Balance at December 31, 2003	6,195	95	240,005	65,581	8,621	(295,938)	18,364
Comprehensive income:
Net loss	—	—	—	(3,411)	—	—	(3,411)
Foreign currency translation adjustment	—	—	—	—	5,458	—	5,458

Comprehensive income							2,047
Non-cash stock option compensation expense	—	—	736	—	—	—	736

Balance at December 31, 2004	6,195	$95	$240,741	$62,170	$14,079	(295,938)	$21,147

See accompanying notes.

Williams Scotsman International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2004	2003	2002
	(In thousands)
Cash flows from operating activities
Net (loss) income	$(3,411)	$(11,682)	$15,198
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	70,634	71,755	66,614
Amortization of bond discount	357	357	327
Provision for bad debts	2,248	2,286	3,692
Deferred income tax expense (benefit)	3,137	(7,640)	7,759
Non-cash stock option compensation expense	736	766	5,313
Gain on insurance recovery	(3,373)	—	—
Non-cash held for sale impairment charge	—	19,386	—
Gain on sale of rental equipment	(6,459)	(4,373)	(5,787)
Gain (loss) on sale of fixed assets	(7)	(810)	50
(Increase) decrease in net trade accounts receivable	(22,375)	6,881	6,695
Increase in accounts payable and accrued expenses and other current liabilities	22,261	6,161	2,103
Other	(6,885)	(8,871)	(6,685)

Net cash provided by operating activities	56,863	74,216	95,279

Cash flows from investing activities
Rental equipment additions	(79,867)	(53,307)	(40,814)
Proceeds from sales of rental equipment	29,355	20,734	23,951
Proceeds from insurance recovery	5,000	—	—
Acquisition of businesses, net of cash acquired	(5,791)	(3,434)	(7,308)
Purchase of California classroom fleet	(43,572)	—	—
Purchase of property and equipment, net	(8,062)	(7,632)	(11,948)

Net cash used in investing activities	(102,937)	(43,639)	(36,119)

Cash flows from financing activities
Proceeds from debt	553,937	597,378	1,123,473
Repayment of debt	(506,987)	(619,903)	(1,162,427)
Increase in deferred financing costs	(757)	(8,041)	(20,263)
Payments to acquire treasury stock	—	—	(78)

Net cash provided by (used in) financing activities	46,193	(30,566)	(59,295)

Effect of exchange rate changes	433	(53)	(22)

Net increase (decrease) in cash	552	(42)	(157)
Cash at beginning of period	387	429	586

Cash at end of period	$939	$387	$429

Supplemental cash flow information:
Cash paid for income taxes	$665	$451	$573

Cash paid for interest	$84,903	$74,608	$76,744

See accompanying notes.

Williams Scotsman International, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)
December 31, 2004

1.    Organization and Basis of Presentation

        Williams Scotsman International, Inc. (Williams Scotsman International) was organized in November 1993 for the purpose of acquiring Williams Scotsman Inc. (Scotsman). The operations of Williams Scotsman International and its subsidiary (collectively "the Company"), consist of the leasing and sale of mobile offices, storage products, and their delivery and installation. The Company's operations include Scotsman's 100% owned subsidiaries, Willscot Equipment, LLC (Willscot), Williams Scotsman of Canada, Inc., Williams Scotsman Mexico S. de R.L. de C.V., and Williams Scotsman Europe S.L. Willscot, a special purpose subsidiary, was formed in May 1997; its operations are limited to the leasing of its mobile office units to the Company under a master lease. Additionally, Willscot has entered into a management agreement with the Company whereby it pays a fee to the Company in an amount equal to the rental and other income (net of depreciation expense) it earns from the Company. Therefore, Willscot earns no net income.

        The operations of the Company consist primarily of the leasing and sale of mobile offices, modular buildings and storage products (equipment) and their delivery and installation throughout the United States, Canada, and certain parts of Mexico.

        On May 25, 2005, the Company filed with the Secretary of State of the State of Delaware, a Certificate of Amendment of its Certificate of Incorporation. The amendment changed the name of the Company from Scotsman Holdings, Inc. to Williams Scotsman International, Inc.

2.    Summary of Significant Accounting Policies

(a)    Use of Estimates

        The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(b)    Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Williams Scotsman International and Scotsman's 100% owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

(c)    Fair Value of Financial Instruments

        Because of their short-term nature, the amounts reported in the consolidated balance sheet for cash, receivables, the revolving credit facility and accounts payable approximate fair value. The investment in Wiron is not readily marketable and it is not practicable to estimate its fair value. The fair value of long-term debt is based on quoted market prices. As of December 31, 2004 and 2003, the fair market value and cost of the Company's long-term debt, net were $933,689 and $928,178, and $907,356 and $907,238, respectively. The Company does not have a significant amount of credit risk associated with the fair value of its assets and liabilities.

(d)    Accounts Receivable and Allowance for Doubtful Accounts

        The Company's accounts receivable consist of amounts due from customers throughout the United States, Canada, and certain parts of Mexico. Collateral is generally not required. The Company provides for the allowance for doubtful accounts receivable through a charge to operations in amounts equal to the estimated losses expected to be incurred in collection of the accounts. The estimated losses are based on historical collection experience, days sales outstanding trends, and a review of specific past due receivables. Customer accounts are written-off against the allowance for doubtful accounts when an account is determined to be uncollectible.

(e)    Leasing Operations

        Equipment is leased generally under operating leases and, occasionally, under sales-type lease arrangements. Operating lease terms generally range from 3 months to 60 months, and contractually averaged approximately 13 months at December 31, 2004. Rents billed in advance are initially deferred and recognized as revenue over the term of the operating leases. Rental equipment is depreciated by the straight-line method using an estimated economic useful life of generally 20 years and an estimated residual value of typically 50%.

        Costs of improvements and betterments are capitalized, whereas costs of replacement items, repairs and maintenance are expensed as incurred. Costs incurred for equipment to meet particular lease specifications are capitalized and depreciated over the lease term. However, costs aggregating less than $1 per unit are generally expensed as incurred.

(f)    Property and Equipment

        Property and equipment is stated at cost. Depreciation is computed by the straight-line method over estimated useful lives ranging from 15 to 40 years for buildings and improvements and 3 to 10 years for furniture and equipment. Maintenance and repairs are charged to expense as incurred.

(g)    Deferred Financing Costs

        Direct and incremental costs of obtaining debt are capitalized and amortized using the straight-line method, which approximates the effective interest rate method, over the term of the related debt.

(h)    Goodwill

        Goodwill is initially measured as the excess of the cost of an acquired business over the fair value of the identifiable net assets acquired. The Company does not amortize goodwill, but rather reviews its carrying value for impairment annually, and whenever an impairment indicator is identified.

        The goodwill impairment test involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The geographically based operating segments of the Company are the reporting units for the impairment test. The Company compares the fair value of the reporting unit to its carrying value, including goodwill. The Company estimates the fair value of its reporting unit by utilizing market operating data multiples of similar publicly traded companies. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. The Company then compares the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, the Company recognizes an impairment loss equal to the difference.

(i)    Other Intangible Assets

        Intangible assets consist principally of non-compete agreements and customer relationships acquired in business combinations. These intangible assets are amortized using the straight-line method over their estimated useful lives ranging from 24 months to 228 months.

(j)    Impairment of Long-Lived Assets

        Long-lived assets, including amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. Assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

        Assets to be disposed of are reported at the lower of carrying value or fair values, less estimated costs of disposal.

(k)    Stock-based Compensation

        Prior to 2003, the Company accounted for stock options using variable plan accounting and the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations. Stock-based employee compensation expense for stock options of $5,313 was recorded in 2002 as a result of a modification made for the continuation of certain employees' options after their termination of employment.

        Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation. The Company selected the modified prospective method of adoption described in SFAS No. 148, Accounting for Stock—Compensation-Transition and Disclosure (SFAS No. 148). Gross compensation cost recognized in 2004 and 2003 of $736 and $766, respectively, is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for years prior to 2003 have not been restated.

        Pro forma information required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method during each year presented in the financial statements. The stock compensation expense for each period presented was determined using a straight-lined attribution method over the vesting period.

	Year Ended December 31,
	2004	2003	2002
Net (loss) income, as reported	$(3,411)	$(11,682)	$15,198
Add: Stock compensation—net of tax, as reported	447	476	3,460
Deduct: Stock compensation—net of tax	(447)	(476)	(939)

Pro forma net (loss) income	$(3,411)	$(11,682)	$17,719

(Loss) earnings per share:
As Reported—basic	$(0.55)	$(1.89)	$2.45

Pro forma	$(0.55)	$(1.89)	$2.86

As Reported—fully diluted	$(0.55)	$(1.89)	$2.32

Pro forma	$(0.55)	$(1.89)	$2.71

        The weighted average fair value of options granted in 2004, 2003, and 2002 were $19.44, 20.77, and 21.76, respectively. The following assumptions were used to compute these fair values using the Cox Ross Rubinstein binomial model at each grant date in accordance with SFAS No. 148 adoption standards:

	2004	2003	2002
Risk-free interest rate	3.85%	2.97%	3.80%
Expected life in years	5.00	5.00	5.00
Volatility	42.9%	45.2%	46.2%
Dividend yield	0%	0%	0%

        During 2004 and 2003, a modification was made for the continuation of certain employees' options after their termination from the Company. The weighted average fair value of their modified options, risk free interest rate at the modification date, expected life and volatility (as estimated based upon a historical average of comparable stock indices) was $30.16, 2.78%, 3.11 years, and 39.9% for 2004 and $35.10, 2.06%, 3.81 years, and 45.3% for 2003, respectively.

(l)    Income Taxes

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income in the period that includes the enactment date.

(m)    Advertising costs

        Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2004, 2003, and 2002 was $4,345, $3,935, and $4,189, respectively, and is included in selling, general, and administrative expenses in the consolidated statements of operations.

(n)    Earnings Per Share

        The following table sets forth the components of the weighted-average shares outstanding for the basic and diluted earnings per share computations:

	2004	2003	2002
Weighted-average shares-basic	6,194,799	6,194,799	6,195,184
Effect of employee stock options	—	—	347,776

Weighted-average shares-diluted	6,194,799	6,194,799	6,542,960

        Common stock equivalents of approximately 341,000 and 355,000 were excluded from the weighted average shares-diluted total for the years ended December 31, 2004 and 2003, respectively, due to their anti-dilutive nature, which resulted from the Company's net loss for such periods.

(o)    Revenue Recognition

        The Company earns revenue from leasing, sales of new and used rental equipment, and delivery and installation services. Where applicable, the Company's revenue recognition policy takes into consideration the guidance of Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

        Revenue from delivery and installation services associated with rental activities is generally recognized upon their completion, as the Company has objective evidence of the fair value of the remaining equipment leasing element of the arrangements. This evidence consists of rental rates associated with units leased without corresponding delivery and installation services. Leasing revenue is recognized ratably over the lease term. Billings in excess of earned revenue is recorded as deferred revenue in the balance sheet caption, "rents billed in advance."

        Revenue from the sale of new units and used rental equipment, including delivery and installation revenue, is generally recognized at the time the units are installed. Certain arrangements to sell units under long-term construction-type sales contracts are recognized under the percentage of completion method. Under this method, income is recognized in proportion to the incurred costs to date under the contract compared to estimated total costs.

        Sales of new units are typically covered by warranties provided by the manufacturer of products sold. The Company provides a limited 30-day warranty for certain sales of rental equipment. The Company's warranty expense is estimated and accrued at the time of sale. Warranty expense was not material for the years ended December 31, 2004, 2003 and 2002.

        Other revenue consists principally of revenue from the rental or sale of ancillary items associated with the rental or sale of related equipment. These items typically consist of steps, ramps and other products, insurance waivers and other miscellaneous revenue. If these items are associated with equipment under operating leases, revenue is recognized over the related lease term. Otherwise, revenue is recognized when the item is delivered or the service is performed.

(p)    Foreign Currency Translation

        The financial statements of Scotsman's foreign subsidiaries for which the local currency is the functional currency have been translated into U.S. dollars in accordance SFAS No. 52, Foreign Currency Translation. Assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rates during the year. Translation gains and losses resulting from the changes in exchange rates from year-to-year have been reported in other comprehensive income. The effect on the consolidated statements of operations of all transaction gains and losses is insignificant for all years presented.

(q)    Business Segment

        The Company manages its operations on a geographic basis. Financial results of geographic regions are aggregated into one reportable segment since their operations have similar economic characteristics. These characteristics include similar products and services, processes for delivering these services, type or class of customer, and long-term average gross margins.

(r)    Recent Accounting Pronouncements

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Generally, the approach in SFAS No. 123 (R) is similar to the approach described in SFAS No. 123, except that, among other things, it requires (1) that the fair value method be employed for measuring employee compensation from stock options rather than the intrinsic value method allowed under SFAS No. 123, (2) that forfeitures be estimated upon the grant date of employee stock options, and (3) that any excess tax benefits on stock compensation be recognized as a financing activity rather than an operating activity within the statement of cash flows. As the Company currently applies the fair value method under SFAS No. 123, the Company does not anticipate that the adoption of SFAS No. 123 (R) will have a material impact on its financial statements. The Company intends to elect the modified prospective method of adopting the provisions of SFAS No. 123(R) during the third quarter of 2005.

(s)    Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation. The effect of these reclassifications is not material to the consolidated financial statements.

3.    Acquisitions

Minority Investment in Wiron Construcciones Modulares, SA

        On July 28, 2004, the Company, through Scotsman's 100% owned subsidiary, Williams Scotsman Europe, S.L., acquired an 8.5% minority interest in Wiron Construcciones Modulares, SA., (Wiron) headquartered in Parla, Spain and secured a right of first refusal to acquire any or all of the shares of Wiron in the future. Wiron is one of the largest modular space providers in Spain with branches located in all major cities throughout the country. The Company acquired its 8.5% minority interest for approximately $4.7 million, which includes acquisition related costs and is included in other assets in the consolidated balance sheet. The Company accounts for this minority investment using the cost method.

Purchase of California Classroom Units

        On March 26, 2004, the Company acquired nearly 3,800 relocatable DSA classroom units located in the state of California from Transport International Pool, Inc. (d/b/a GE Modular Space) for approximately $43.5 million. The assets were acquired using available funds under the Company's revolving credit facility.

        The acquisition included the purchase of units, equipment associated with these classroom units as well as rights under all outstanding leases related to these classroom units and certain other assets. The Company did not acquire employees, physical facilities, sales force, or other business related items. In addition, the customer base, which is primarily related to public and private educational institutions in the State of California, is similar to, and in many cases duplicative of, the Company's existing customer base. As a result, the Company considers the purchase of these assets an asset purchase rather than an acquisition of a business.

Acquisition of AFA Locations Inc.

        On May 29, 2003, the Company acquired AFA Locations Inc. (AFA), a privately-held, Montreal, Canadian-based company that was involved in the leasing of mobile offices built by the manufacturing operations of AFA's consolidated entity. The purchase of the leasing business resulted in the acquisition of approximately 300 units at a value of approximately $2.6 million and the related customer base. The transaction was accounted for under the purchase method of accounting with a net purchase price of approximately $3.2 million and $0.6 million of goodwill. The acquisition was financed with borrowings under the Company's credit facility.

Acquisition of Northgate Industries Ltd.

        On July 31, 2002 the Company acquired the mobile office and storage product fleet of Northgate Industries Ltd., an Edmonton, Alberta-based Canadian company that was involved in the leasing of mobile offices to industrial markets. The transaction was accounted for under the purchase method of accounting with a net purchase price of approximately $7.0 million being allocated to the identifiable net assets acquired of approximately $6.6 million with the excess of $0.4 million representing goodwill. The purchase price allocation was based upon estimates of the fair value of the net assets acquired. The acquisition, which added over 500 units at a value of approximately $6.3 million, was financed with borrowings under the Company's credit facility.

4.    Property and Equipment

        Property and equipment consist of the following:

	December 31
	2004	2003
Land	$19,286	$19,286
Buildings and improvements	40,229	33,231
Furniture and equipment	74,371	73,373

	133,886	125,890
Less accumulated depreciation	53,935	45,140

Net property and equipment	$79,951	$80,750

        Depreciation expense, including that of capital leases, related to property and equipment was $9,112, $8,229, and $7,206 for the years ended December 31, 2004, 2003, and 2002, respectively.

5.    Other Intangible Assets

        The following table summarizes the balances of other intangible assets:

	December 31, 2004			December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortizable:
Non-compete agreements	$4,505	$2,988	$1,517	$3,514	$2,421	$1,093
Customer relationships	2,000	623	1,377	2,000	518	1,482

	$6,505	$3,611	$2,894	$5,514	$2,939	$2,575

        Amortization expense was approximately $0.7 million in both 2004 and 2003. Covenants not-to-compete and customer relationships are being amortized on a straight-line basis over periods of 24 to 228 months. The weighted average remaining life of these identified intangible assets is 86 months. Amortization expense relating to these identified intangibles for each of the next five years is as follows:

2005	$741
2006	408
2007	330
2008	284
2009	167
Thereafter	964

6.    Revolving Credit Facility and Long-Term Debt

        Debt consists of the following:

	December 31
	2004	2003
Borrowings under revolving credit facility	$102,130	$54,940
Term loan	206,307	208,428
9.875% senior notes, due June 2007 net of unamortized discount of $833 in 2004 and $1,189 in 2003	549,167	548,810
10.0% senior secured notes due August 2008	150,000	150,000
Capital lease obligations	1,882	—

	$1,009,486	$962,178

        In August 2003, the Company issued $150.0 million aggregate principal amount of 10.0% senior secured notes due in 2008. The Company used the net proceeds of $145.4 million received from that offering to repay $27.5 million of the term loan under its credit agreement and repay $117.9 million of borrowings and terminate commitments under its revolving credit facility. In accordance with SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction, $1.5 million (net of tax of approximately $1 million) in deferred financing costs related to the extinguished debt was immediately amortized in 2003 and included in interest expense. The impact of the debt extinguishment to earnings per share basic and earnings per share diluted was $0.24 and $0.24, respectively for 2003.

        The 10.0% senior secured notes are fully and unconditionally guaranteed on a senior secured second lien basis by the following 100% owned subsidiaries of Scotsman: Space Master International, Inc., Evergreen Mobile Company, Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc. Willscot, also a 100% owned subsidiary of Scotsman, has fully and unconditionally guaranteed the senior secured notes on a subordinated secured second lien basis. These 100% owned subsidiaries of Scotsman act as joint and several guarantors of the senior secured notes. The 10.0% senior secured notes are due August 15, 2008 with interest payable semi-annually on February 15 and August 15 of each year. On August 15, 2006, the 10.0% senior secured notes will become redeemable at the option of the Company, at a redemption price of 105.0% of the principal amount thereof plus interest during the 12-month period beginning August 15, 2006 and 102.5% beginning August 15, 2007.

        The Company's 9.875% senior notes are fully and unconditionally guaranteed on a senior unsecured basis by the following 100% owned subsidiaries of Scotsman, Space Master International, Inc., Evergreen Mobile Company, Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc. Willscot has fully and unconditionally guaranteed the 9.875% senior notes on a subordinated basis. These 100% owned subsidiaries of Scotsman, act as joint and several guarantors of the 9.875% senior notes. The 9.875% senior notes are due June 1, 2007 with interest payable semi-annually on June 1 and December 1 of each year. The 9.875% senior notes are currently redeemable at the option of the Company at a redemption price of 100% of the principal amount thereof plus accrued interest.

        On March 26, 2002, the Company entered into its credit facility, the net proceeds from which were used to refinance its then existing credit facility. This credit agreement provided for a $460.0 million revolving credit facility, a $210.0 million term loan, both maturing on December 31, 2006, and up to an additional $30.0 million in term or revolver commitments. In accordance with SFAS No. 145, $1.0 million (net of tax of approximately $0.6 million) in deferred financing costs related to this refinancing was amortized immediately in 2002 and included in interest expense, resulting in an impact to earnings per share basic and earnings per share diluted of $0.14 and $0.16, respectively. As of December 31, 2004 and 2003, the total revolving credit facility commitment was $300.0 million and $342.1 million, respectively.

        Interest on borrowings under the revolver is payable at a rate of either prime plus 1.75% or the Eurodollar rate plus 3.0%. The weighted average interest rates of the revolver under the credit agreement were 5.55% and 4.50% at December 31, 2004 and 2003, respectively. Principal payments due on the term loan are equal to 1% per year payable quarterly through September 30, 2006, with the balance due on December 31, 2006. Interest on the term loan is payable at a rate of either prime plus 1.75% or the Eurodollar rate plus 3.00%. The weighted average interest rates of the term loan under the credit agreement were 5.18% and 4.24% at December 31, 2004 and 2003, respectively.

        Borrowings under the credit facility are secured by a first priority lien on and security interest in the Company's rental equipment, accounts receivable and property and equipment and other assets. The credit agreement contains restrictions on the amount of dividends that Scotsman can pay to Williams Scotsman International and requires compliance with certain financial covenants including capital expenditures, interest coverage, and leverage and fleet utilization levels. The Company is currently in compliance with all financial covenants.

        The Company's unused line of revolving credit at December 31, 2004 and 2003 was $197.9 million and $287.1 million, respectively. Excess borrowing base (collateral) availability calculated in accordance with the credit agreement was $187.2 million and $231.4 million at December 31, 2004 and 2003, respectively; however, consolidated leverage ratio covenant restrictions further limited the Company's excess borrowing availability at December 31, 2004 and 2003 to $65.1 million and $57.9 million, respectively. In order to meet future cash requirements, the Company intends to use internally generated funds and to borrow under its credit facility. The Company believes it will have sufficient liquidity under its revolving line of credit and from cash generated from operations to fund its operations for at least the next 12 months.

        Letter of credit obligations at December 31, 2004 and 2003 were approximately $10,670 and $8,098, respectively.

        Maturities of debt during the years subsequent to December 31, 2004 are $2,342 in 2005, $306,554 in 2006, $549,424 in 2007, $150,276 in 2008, $198 in 2009, and $690 thereafter.

7.    Income Taxes

        Deferred income taxes related to temporary differences between the tax bases of assets and liabilities and the respective amounts reported in the financial statements are summarized as follows:

	December 31
	2004	2003
Deferred tax liabilities:
Cost basis in excess of tax basis of assets and accelerated tax depreciation:
Rental equipment	$267,761	$256,329
Property and equipment	2,682	737
Other	1,081	977

Total deferred tax liabilities	271,524	258,043

Deferred tax assets:
Allowance for doubtful accounts	244	338
Rents billed in advance	8,608	7,296
Stock option compensation	4,566	4,206
Deferred compensation	453	521
Net operating loss carryovers	109,380	100,719
Alternative minimum tax credit carryovers	1,760	1,759
Other	1,330	614

	126,341	115,453
Less: valuation allowance	(5,232)	(4,802)

Total deferred tax assets	121,109	110,651

Net deferred tax liabilities	$150,415	$147,392

        At December 31, 2004, the Company had net operating loss carryovers available for federal and foreign income tax purposes of approximately $275.0 million. These net operating loss carryovers expire at various dates from 2005 to 2024.

        During 2003, a valuation allowance of $3,400 related to pre-recapitalization loss carryover limitations was reversed pursuant to changes in published IRS guidance. Net operating loss carryovers in the amount of $774 and $371 expired in 2003 and 2004, respectively. A valuation allowance of $5,232 was recorded based on the potential expiration of additional net operating loss carryovers. Alternative minimum tax credit carryovers of approximately $1,760 are available without expiration limitations.

        Income tax expense (benefit) consists of the following:

	Year ended December 31
	2004	2003	2002
Current
Federal	$—	$—	$—
State	412	400	292
Foreign	150	109	86

	562	509	378

Deferred
Federal	562	(8,178)	6,459
State	117	(1,357)	1,078
Foreign	2,345	1,895	222

	3,024	(7,640)	7,759

Total income taxes	$3,586	$(7,131)	$8,137

        The provision for income taxes is reconciled to the amount computed by applying the Federal statutory corporate tax rate of 35% to income before income taxes as follows:

	Year ended December 31
	2004	2003	2002
Income tax at statutory rate	$61	$(6,585)	$8,167
State income taxes, net of federal tax benefit	344	(654)	889
Amortization of intangible assets	—	47	70
Change in valuation allowance	430	—	—
Cumulative change in deferred taxes from increase in estimated effective U.S. state tax rate	2,549	—	—
Other (including effect of foreign operations)	202	61	(989)

	$3,586	$(7,131)	$8,137

        During 2004, the income tax expense increased by $2,549 related to a change in the estimate of the future effects of state income taxes on cumulative temporary differences, resulting from a change in the estimated income apportionment among states in which the Company does business.

        The components of income (loss) from consolidated operations before income taxes is as follows:

	Year ended December 31
	2004	2003	2002
United States	$(5,759)	$(23,700)	$19,470
Foreign	5,934	4,887	3,865

	$175	$(18,813)	$23,335

8.    Commitments and Contingencies

        The Company is obligated under noncancelable leases of certain equipment, vehicles and parcels of land. At December 31, 2004 approximate future minimum rental payments are as follows:

	Operating Leases	Capital Leases
2005	$9,640	$374
2006	6,846	374
2007	4,619	374
2008	2,789	374
2009	1,703	278
Thereafter	2,446	1,090

	$28,043	2,864
Less Amounts representing interest	—	(982)

Total minimum future lease payments	$28,043	$1,882

        Rent expense was $12,869, in 2004, $13,155, in 2003, and $12,901, in 2002.

        The Company maintains insurance coverage for its operations and employees with appropriate aggregate, per occurrence and deductible limits as the Company reasonably determines is necessary or prudent with current operations and historical experience. The majority of these coverages have large deductible amounts which allow for potential improved cash flow benefits based on the Company's loss control efforts. The current per incident deductibles are $125 for employee group health insurance and $500 for worker's compensation, auto, and general liability, respectively.

        The Company expenses the deductible portion of the individual claims. However, the Company generally does not know the full amount of its exposure to a deductible in connection with any particular claim during the fiscal period in which the claim is incurred and for which the Company must make an accrual for the deductible expense. The Company makes these accruals based on a combination of the claims review by its staff and insurance companies, and, periodically, the accrual is reviewed and adjusted based on the Company's loss experience. A high degree of judgment is required in developing these estimates of amounts to be accrued, as well as in connection with the underlying assumptions. In addition, the Company's assumptions will change as its loss experience is developed. All of these factors have the potential for significantly impacting the amounts the Company has previously reserved in respect of anticipated deductible expenses, and the Company may be required in the future to increase or decrease amounts previously accrued.

        Currently, the Company is involved in various lawsuits and claims arising out of the normal course of its business. The nature of the Company's business is such that disputes occasionally arise with vendors, including suppliers and subcontractors, and customers over warranties, contract specifications and contract interpretations among other things. The Company assesses these matters on a case-by-case basis as they arise. Reserves are established, as required, based on the Company's assessment of its exposure. As noted above, the Company has insurance policies to cover general liability and workers compensation related claims. In the opinion of management, the ultimate amount of liability not covered by insurance, if any, under pending litigation and claims will not have a material adverse effect on the financial position or operating results of the Company.

        In May 2002, the Company brought action against a customer to recover approximately $0.2 million owed to the Company on a construction project. In December 2002, this customer counterclaimed against the Company and filed claims against various subcontractors and suppliers to the project alleging breach of various warranties and negligence among other things. The customer has asserted that it is seeking to recover its direct losses related to this $2.6 million project as well as other damages. The case is currently in discovery. The Company believes that it is reasonably possible that the customer will be awarded some damages from the dispute; however, the amount of such damages cannot be determined at this time. To the extent that the Company is ultimately liable to the customer, the Company believes it has adequate insurance coverage to apply to its portion of the claim. The Company, with its insurance carriers, continues to vigorously defend itself in this matter.

        In January 2003, the Company was awarded a contract to construct and renovate classrooms in an elementary school located in New Jersey. The Company contracted with various subcontractors for certain components of the project. During the course of the construction, the modular units were impacted by weather conditions, including torrential rains, from which the units were not properly protected by the subcontractors performing the work. As a result, damage to the units resulted. In order to ensure that these damages would be repaired and completed in advance of the school term, the Company promptly repaired the damage. As of December 31, 2004, the Company expects to be reimbursed for damages totaling approximately $1.6 million. These costs are included in prepaid expenses and other current assets in the Company's consolidated balance sheet. The Company and its legal counsel have determined that the subcontractors are responsible for the damages, and are currently seeking full recovery for costs incurred from the parties involved. In addition, the Company has builders risk insurance to cover some portion of the claim. The Company is pursuing these claims vigorously and believes that recovery of these amounts is probable and will be received in the next 12 months.

9.    Employee Benefit Plans

        The Company has adopted a defined contribution plan (the 401(k) Plan) which is intended to satisfy the tax qualification requirements of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code of 1986 (the Code). The 401(k) Plan covers substantially all employees and permits participants to contribute up to the dollar limit described in Section 402(g) of the Code ($13 in 2004). All amounts deferred under this salary reduction feature are fully vested. In accordance with the Economic Growth and Tax Relief Act of 2001, the Plan also allows employees over the age of 50 to contribute an additional $3 as a "catch-up contribution."

        The 401(k) Plan has a "matching" contribution feature under which the Company may contribute a percentage of the amount deferred by each participant, excluding the "catch-up contribution." Such percentage, if any, is determined by Company management at its discretion. The Plan also has a "profit sharing" feature, under which the Company may contribute, at its discretion, an additional amount allocable to the accounts of active participants meeting the aforementioned eligibility requirements. Company contributions to the 401(k) Plan participant vest ratably during the first five years of a participant's employment and 100% thereafter. Matching contributions by the Company to the 401(k) Plan were approximately $315 in 2004, $261 in 2003, and $668 in 2002. The Company temporarily eliminated the 401(k) employer match in April 2003 as part of a cost reduction initiative. On January 1, 2004, the Company reinstated the employer match program for 401(k) contributions. No contributions have been made by the Company under the profit-sharing feature.

        The Company has adopted a Deferred Compensation Plan for Executives which is meant to be an unfunded deferred compensation plan maintained for a select group of management within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974. This plan allows key employees to defer a specified amount of their compensation until termination or upon the occurrence of other specified events. All amounts credited to participants' accounts are deemed invested in the investment vehicles of the employee's choice. As of December 31, 2004 and 2003, the total amount deferred under this plan, including earnings, was approximately $541 and $726, respectively.

        Williams Scotsman International has adopted stock option plans for certain key employees of the Company. In 2003 the Company adopted the 2003 Employee Stock Option Plan (the "2003 plan") which allowed for up to 230,000 options to be granted. Under the 1997 Employee Stock Option Plan (the "1997 Plan"), up to 479,500 options to purchase Williams Scotsman International's outstanding common stock could be granted. The 1997 plan was subsequently amended and restated in 1998 (the "Amended and Restated 1997 Employee Stock Option Plan"). Prior to the 1997 Recapitalization, the Company had adopted the 1994 Employee Stock Option Plan (the "1994 plan") for certain key employees. All options outstanding under the 1994 plan became fully vested in conjunction with the 1997 Recapitalization. The three stock option plans are referred to collectively as the "Stock Option Plans."

        The options under the Stock Option Plans are granted with an exercise price equal to the estimated fair value of the shares as of the date of grant. Fifty percent of the options granted vest ratably over five years, and fifty percent vest based on the Company meeting certain financial goals over the same five periods. All options expire 10 years from the date of grant. The options were granted with an exercise price equal to the fair value of the shares as of the date of grant.

        A summary of stock option activity and related information for the years ended December 31 follows:

	2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning balance	1,261,590	$27.50	1,118,990	$23.87	1,125,140	$23.87
Granted	70,850	50.67	196,450	50.67	6,300	50.67
Forfeited	(33,700)	(48.61)	(53,850)	(36.64)	(12,450)	(37.60)

Ending balance	1,298,740	28.22	1,261,590	27.50	1,118,990	23.87

Exercisable at end of year	999,954	21.83	979,963	21.18	986,500	20.69

        Exercise prices for options outstanding as of December 31, 2004 are detailed in the following table.

Exercise Price	Shares Outstanding at December 31, 2004	Shares Exercisable at December 31, 2004	Weighted Average Remaining Life
$ 4.59	72,000	72,000	0.2 years
$ 9.60	274,650	274,650	1.2 years
$18.39	266,490	266,490	2.2 years
$30.50	318,700	279,764	3.0 years
$50.67	366,900	107,050	4.8 years

        At December 31, 2004, the Company had approximately 1,342,000 shares of common stock reserved for the exercise of outstanding stock options and additional stock options authorized for granting under existing stock option plans.

10.    Related Party Transactions

        During 2004, 2003 and 2002, Scotsman paid dividends to Williams Scotsman International of approximately $86, $55, and $133, respectively, primarily to fund normal operating expenses.

11.    Assets Held for Sale

        In December 2003, the Company implemented a strategic initiative to dispose of selected units in its rental fleet which the Company had determined no longer merit further investment. The Company planned to sell to one or more buyers approximately 2,900 units. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, the Company recorded a $19.4 million impairment charge in the fourth quarter of 2003 to reflect the write-down of these assets to their estimated fair value (less costs to sell). These units were removed from rental equipment and reclassified separately in other assets in the consolidated balance sheet. As of December 31, 2004 and 2003, assets classified as held for sale related to the strategic initiative were $39 and $394, respectively.

The effect on the net loss for the year ended December 31, 2004 of disposing of these units was not material.

12.    Hurricane Damage and Recovery

        During the third quarter of 2004, approximately 500 mobile office and storage units, the majority of which were not on rent, with a book value of approximately $3.4 million were destroyed as a result of several hurricanes experienced in the southeast region of the United States. In addition, approximately 200 units as well as certain other Company assets were damaged. The total costs related to these storms approximate $4.6 million. As of December 31, 2004, the Company has agreed to a preliminary settlement with its insurance companies of approximately $7.9 million to cover losses from these storms, of which $5.0 million was received as of December 31, 2004. The Company believes that the remaining $2.9 million of the preliminary settlement is probable of collection and will be received during 2005. During the fourth quarter of 2004, the Company recorded in other revenues approximately $3.3 million, representing the realized gain from the involuntary conversion of these assets.

13.    Prepaid Expenses and Other Current Assets and Accrued Expenses and Other Current Liabilities

        Prepaid expenses and other current assets consists of the following as of December 31:

	2004	2003
Cost in excess of billings on modular construction	$8,132	$12,401
Steps, ramps and other parts	16,558	13,036
Prepaid expenses	13,640	8,878

Prepaid expenses and other current assets	$38,330	$34,315

        Accrued expenses and other current liabilities consists of the following as of December 31:

	2004	2003
Payroll and employee benefits	$9,273	$9,423
Accrued interest	12,341	11,454
Billings in excess of cost on modular construction	4,188	574
Other liabilities	14,161	8,500

Accrued expenses and other current liabilities	$39,963	$29,951

14.    Subsequent Events

        On February 24, 2005, the Company acquired Mobile Space Inc., a Chicago-based company that leased and sold mobile office units. This purchase resulted in the acquisition of approximately 640 units and the related customer base. The transaction was accounted for under the purchase method of accounting with a purchase price of $4.8 million. The acquisition was financed with borrowings under the Company's credit facility.

Until                        , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

Williams Scotsman International, Inc.

P R O S P E C T U S

                        , 2005

Joint Book-Running Managers

Citigroup
Lehman Brothers
CIBC World Markets

Robert W. Baird & Co.
Banc of America Securities
Deutsche Bank Securities

Part II
Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

        The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee	$29,425
NASD fee	25,500
Nasdaq National Market listing fees	*
Printing and engraving expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*

TOTAL	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law (the "DGCL") provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses, (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

        Our amended and restated amended and restated certificate of incorporation will provide that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was at any time a director or officer of the corporation or, while a director or officer of the corporation, is or was at any time serving at the written request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person; provided, however, that we shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the commencement of such proceeding (or part thereof) was authorized by our board of directors.

        Section 102 of the DGCL permits the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

        Our amended and restated amended and restated certificate of incorporation will limit the personal liability of our directors to the fullest extent permitted by section 102 of the DGCL.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We maintain directors' and officers' liability insurance for our officers and directors.

        The Underwriting Agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless Williams Scotsman International, Inc., each of our directors, each of our officers who signs the registration statement, and each person who controls Williams Scotsman International, Inc. within the meaning of the Securities Act of 1933 but only with respect to written information relating to such underwriter furnished to Williams Scotsman International, Inc. by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

Item 15.    Recent Sales of Unregistered Securities.

        The following relates to sale of securities that have occurred in the last three years that have not been registered under the Securities Act:

          (a)   We issued options to purchase a total of 6,300 shares of our common stock in 2002, 196,450 shares of our common stock in 2003 and 70,850 shares of our common stock in 2004 to employees, executive officers and directors under our stock option plans, as described below. All of these issuances were effected without registration under the Securities Act in reliance upon the exemption provided pursuant to Rule 701 of the Securities Act. No options have been exercised.

Date of Grant	Number of Options	Exercise Price
December 31, 2002	6,300	$50.67
January 2, 2003	196,450	$50.67
May 5, 2004	70,850	$50.67

          (b)   Prior to the completion of the offering, we will issue shares of common stock upon a          to one stock split of our outstanding shares to our existing stockholders. The issuance is exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
3.1	Certificate of Incorporation of the Company, as amended. (Incorporated by reference to Exhibit 3(i) of the Form 8-K filed on May 26, 2005 (Commission File No. 033-78954) and Exhibit 3.1 of Registration Statement on Form S-4 filed on May 13, 1994 (Commission file no. 33-68444)).
3.2	Form of Amended and Restated Certificate of Incorporation of the Company.
3.3	By-laws of the Company (Incorporated by reference to Exhibit 3.2 of Registration Statement on Form S-4 filed on May 13, 1994 (Commission file no. 333-68444)).
3.4	Form of Amended and Restated By-laws of the Company.
4.1	Form of Specimen Common Stock Certificate of the Company.
4.2	Indenture dated as of May 15, 1997 among Williams Scotsman, Inc., Mobile Field Office Company, Willscot Equipment, LLC and The Bank of New York, as trustee. (Incorporated by reference to Exhibit 4.1 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 filed on September 25, 1997 by Williams Scotsman, Inc.) (Commission File No. 333-30753).
4.2.1	First Supplemental Indenture, dated as of September 1, 1998. (Incorporated by reference to Exhibit 4.1.1 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 (file no. 333-86482)).
4.2.2	Second Supplemental Indenture, dated as of February 4, 1999. (Incorporated by reference to Exhibit 4.1.2 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 (file no. 333-86482)).
4.2.3	Third Supplemental Indenture, dated as of June 29, 2001. (Incorporated by reference to Exhibit 4.1.3 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 (file no. 333-86482)).
4.2.4	Fourth Supplemental Indenture, dated as of March 26, 2002. (Incorporated by reference to Exhibit 4.1.4 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 (file no. 333-86482)).
4.3	Indenture, dated as of August 18, 2003 among Williams Scotsman, Inc., the Guarantors named therein, the Subordinated Guarantor named therein and the U.S. Bank National Association as trustee, including exhibits thereto, the form of the initial note and the form of the exchange note. (Incorporated by reference to Exhibit 4.3 to the Form S-4 filed on October 3, 2003 by Williams Scotsman, Inc. (Commission file no. 333-109448)).
4.4	Amended and Restated U.S. Pledge Agreement, dated as of March 26, 2002 and amended and restated as of August 18, 2003, among the Company, Williams Scotsman, Inc., the Guarantors named therein, the Subordinated Guarantor named therein and Deutsche Bank Trust Company Americas, as Collateral Agent, and acknowledged by U.S. Bank National Association as the trustee. (Incorporated by reference to Exhibit 4.4 to the Form S-4 filed on October 3, 2003 by Williams Scotsman, Inc. (Commission file no. 333-109448)).
4.5	Amended and Restated U.S. Security Agreement, dated as of March 26, 2002, and amended and restated as of August 18, 2003, among the Company, Williams Scotsman, Inc., the Guarantors named therein, Deutsche Bank Trust Company Americas, as the Collateral Agent and acknowledged by the U.S. Bank National Association, as Trustee. (Incorporated by reference to Exhibit 4.5 to the Form S-4 filed on October 3, 2003 by Williams Scotsman, Inc. (Commission file no. 333-109448)).

4.6	Amended and Restated Canadian Security Agreement, dated as of August 18, 2003, among Williams Scotsman of Canada Inc. and Deutsche Bank Trust Company America, as Collateral Agent. (Incorporated by reference to Exhibit 4.6 to the Form S-4 filed on October 3, 2003 by Williams Scotsman, Inc. (Commission file no. 333-109448)).
4.7	Intercreditor Agreement among Deutsche Bank Trust Company Americas and U.S. Bank National Association. (Incorporated by reference to Exhibit 4.7 to the Form S-4 filed on October 3, 2003 by Williams Scotsman, Inc. (Commission file no. 333-109448)).
5.1	Legal Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.*
10.1	Williams Scotsman International, Inc. 2005 Omnibus Award Plan.
10.2	Investor Stockholders Agreement, dated as of May 22, 1997, among the Company, Scotsman Partners, L.P., Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., Odyssey Partners, L.P., Barry P. Gossett, BT Investment Partners, Inc. and certain other stockholders. (Incorporated by reference to Exhibit 10.3 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 (Commission File No.333-30753)).
10.3	Amendment No. 1 to Investor Stockholders Agreement, dated as of September 1, 1998, among the Company, Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., Odyssey Partners, L.P., Scotsman Partners, L.P., Barry P. Gossett and BT Investment Partners, Inc. (Incorporated by reference to Exhibit 10.3 of Williams Scotsman, Inc.'s 1998 Form 10-K).
10.4	Management Stockholders' and Optionholders' Agreement, dated as of September 14, 1998, among the Company, Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., Scotsman Partners, L.P and certain management stockholders of the Company. (Incorporated by reference to Exhibit 10.4 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 1998).
10.5	Form of Amendment No. 1 to Management Stockholders' and Optionholders' Agreement, to be entered into by the Company, Cypress Merchant Banking Partners L.P., Cypress Offshore Partners, L.P., Scotsman Partners, L.P and certain management stockholders of the Company.
10.6	Williams Scotsman, Inc. Executive Deferred Compensation Plan.
10.7	Scotsman Holdings, Inc. 1994 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.11 of the Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 1994).
10.8	Scotsman Holdings, Inc. Amended and Restated 1997 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.7 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 1998).
10.9	Credit Agreement, dated as of March 26, 2002, by and among the Company, Williams Scotsman, Inc., various financial institutions named therein, Bankers Trust Company, as administrative agent, Fleet Capital Corporation and Congress Financial Corporation as Co-Syndication Agents, Bank of America, N.A. and GMAC Business Credit, LLC as Co-Documentation Agents, and Deutsche Banc Alex Brown Inc. as Sole Lead Arranger and Sole Book Manager. (Incorporated by reference to Exhibit 10.1 to Williams Scotsman, Inc.'s Registration Statement on Form S-4 (Commission File No. 333-86482)).
10.10	First Amendment dated as of February 27, 2003 among the Company, Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.12 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).

10.11	Second Amendment dated as of August 11, 2003, among the Company, Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.1 of Williams Scotsman, Inc.'s Current report on Form 8-K dated August 27, 2003).
10.12	Third Amendment dated as of December 22, 2003, among the Company, Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.12 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2003).
10.13	Fourth Amendment dated as of September 24, 2004, among the Company, Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.2 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the three and nine months ended September 30, 2004).
10.14	Fifth Amendment dated as of April 15, 2005, among the Company, Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 99.1 of the Company's current report on Form 8-K dated April 15, 2005).
10.15	Severance Agreement and General Release for Gerard E. Keefe dated October 11, 2002. (Incorporated by reference to Exhibit 10.13 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).
10.16	Severance Agreement and General Release for J. Collier Beall dated June 3, 2002. (Incorporated by reference to Exhibit 10.14 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).
10.17	Scotsman Holdings, Inc. 2003 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.13 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2003).
10.18	Severance Agreement and General Release for Shalom M. Taragin dated January 21, 2005. (Incorporated by reference to Exhibit 10.14 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004).
10.19	Employment Agreement for Robert C. Singer dated March 25, 2005. (Incorporated by reference to Exhibit 10.15 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004).
10.20	Form agreement of Stock Option Plan Grant. (Incorporated by reference to Exhibit 10.16 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004).
10.21	Option Extension Amendment, dated March 25, 2005. (Incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10Q for the period ended March 31, 2005).
10.22	Amended and Restated Credit Agreement, dated as of June 28, 2005, among the Company, Williams Scotsman, Inc., the lenders party thereto from time to time, Bank of America, N.A., as Administrative Agent, Deutsche Bank Trust Company Americas, as Syndication Agent, Citicorp USA, Inc., Wells Fargo Bank, N.A. and Lehman Commercial Paper Inc., as Co-Documentation Agents, and Banc of America Securities LLC and Deutsche Bank Securities Inc., as Co-Lead Arrangers and Joint Book Runners.
10.23	Amended and Restated U.S. Subsidiaries Guaranty dated as of June 28, 2005, made by Willscot Equipment LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company.

10.24	Amended and Restated U.S. Pledge Agreement dated as of June 28, 2005, made by Williams Scotsman International, Inc., Williams Scotsman, Inc., Willscot Equipment LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company to Bank of America, N.A., as collateral agent and acknowledged and agreed to by U.S. Bank National Association, as trustee.
10.25	Amended and Restated U.S. Security Agreement dated as of June 28, 2005, made by Williams Scotsman International, Inc., Williams Scotsman, Inc., Willscot Equipment LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company in favor of Bank of America, N.A., as Collateral Agent and acknowledged and agreed to by U.S. Bank National Association, as trustee.
10.26	Amended and Restated Canadian Security Agreement dated as of March 26, 2002, amended and restated as of August 18, 2003 and amended and restated as of June 28, 2005, made by Williams Scotsman of Canada, Inc. to and in favor of Bank of America, N.A., as Collateral Agent for the benefit of the Secured Creditors named therein.
10.27	Amended and Restated Canadian Subsidiary Guarantee dated as of March 26, 2002, amended and restated as of June 28, 2005, made by Williams Scotsman of Canada, Inc., to and in favor of the Secured Creditors named therein and Bank of America, N.A., as Collateral Agent.
10.28	Bond Pledge Agreement dated as of June 28, 2005 by Williams Scotsman of Canada, Inc. in favour of the Collateral Agent and the Secured Creditors therein defined.
10.29	Form of Employment Agreement for Gerard E. Holthaus.*
10.30	Form of Employment Agreement for Joseph F. Donegan.*
10.31	Form of Employment Agreement for William C. LeBuhn.*
10.32	Form of Employment Agreement for Robert C. Singer.*
10.33	Form of Employment Agreement for John B. Ross.*
10.34	Form of Nonqualified Stock Option Agreement for grants under the Williams Scotsman International, Inc. 2005 Omnibus Award Plan.*
21.1	Subsidiaries of the Company (Incorporated by reference to Exhibit 21.1 of the Company's annual report on Form 10-K for the year ended December 31, 2004).
23.1	Consent of Ernst & Young LLP.
23.3	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).*
24.1	Power of Attorney.**
99.1	Consent of Person About to Become a Director.

*
To be filed by amendment.

**
Previously filed.

(b)
Financial Statement Schedules:

Report of Ernst & Young LLP, independent registered public accounting firm on financial statement schedules of Williams Scotsman International, Inc.	S-1
Schedule I—Condensed Financial Information to Registrant	S-2
Schedule II—Valuation and Qualifying Accounts	S-4

        The financial information included in the financial statement schedules should be read in conjunction with the consolidated financial statements.

Item 17.    Undertakings

          (a)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b)
  The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 8, 2005.

Williams Scotsman International, Inc.
By:	/s/ GERARD E. HOLTHAUS Name: Gerard E. Holthaus Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ GERARD E. HOLTHAUS Gerard E. Holthaus	President and Chief Executive Officer, Director and Chairman of the Board (principal executive officer)	July 8, 2005
/s/ ROBERT C. SINGER Robert C. Singer	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	July 8, 2005
* James N. Alexander	Director	, 2005
* Michael F. Finley	Director	, 2005
* Steven B. Gruber	Director	, 2005
* Brian Kwait	Director	, 2005
* James L. Singleton	Director	, 2005
*By:	/s/ GERARD E. HOLTHAUS Gerard E. Holthaus Attorney-in-fact

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULES OF
WILLIAMS SCOTSMAN INTERNATIONAL, INC.

The Board of Directors and Shareholders
Williams Scotsman International, Inc.

        We have audited the consolidated financial statements of Williams Scotsman International, Inc. (the Company) as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated February 24, 2005 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Baltimore, Maryland
February 24, 2005

WILLIAMS SCOTSMAN INTERNATIONAL, INC. AND SUBSIDIARIES

Schedule I—Condensed Financial Information of Registrant

	December 31,
Condensed Balance Sheets
	2004	2003
	(in thousands)
Assets
Cash	$4	$—
Investment in subsidiary	(8,041)	(4,591)
Deferred income taxes	5,536	5,512

	$(2,501)	$921

Liabilities and Stockholders' (Deficit) Equity
Accrued expenses	$2	$13

Stockholders' deficit:
Common stock	95	95
Additional paid-in capital	229,101	229,101
Retained earnings	64,239	67,650

	293,435	296,846
Treasury stock	(295,938)	(295,938)

	(2,503)	908

	$(2,501)	$921

	Year Ended December 31,
Condensed Statements of Operations
	2004	2003	2002
	(in thousands)
Revenue	$—	$—	$—
Selling, general and administrative expenses	71	56	57
Interest	—	—	—

	71	56	57

Loss before income taxes	(71)	(56)	(57)
Income tax benefit	25	20	20

Loss before equity in earnings of subsidiary and extraordinary item	(46)	(36)	(37)
Equity in (loss) earnings of subsidiary	(3,365)	(11,646)	15,235

Net (loss) income	$(3,411)	$(11,682)	$15,198

	Year Ended December 31,
Statement of Cash Flows
	2004	2003	2002
	(in thousands)
Cash flows from operating activities:
Net (loss) income	$(3,411)	$(11,682)	$15,198
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Deferred income tax benefit	(25)	(20)	(20)
Undistributed loss (earnings) of subsidiary	3,365	11,646	(15,235)
Other	(11)	(1)	2

Net cash used in operating activities	(82)	(57)	(55)

Cash flows from financing activities:
Dividends received from subsidiary	86	55	133
Payments to acquire treasury stock	(—)	(—)	(78)

Net cash provided by financing activities	86	55	55

Net increase (decrease) in cash	4	(2)	(—)
Cash at beginning of period	—	2	2

Cash at end of period	$4	$—	$2

WILLIAMS SCOTSMAN INTERNATIONAL, INC. AND SUBSIDIARIES

Schedule II—Valuation and Qualifying Accounts

	Year ended December 31,
	2004	2003	2002
	(in thousands)
Allowance for doubtful accounts:
Balance at beginning of the period	$862	$1,071	$1,298
Provision charged to expense	1,946	2,286	3,692
Accounts receivable written-off, net of recoveries	(2,202)	(2,495)	(3,919)

Balance at end of the period	$606	$862	$1,071

Valuation allowance for deferred tax assets:
Balance at beginning of year	$4,802	$3,400	$3,400
Provision charged to expense	430	1,402	—

Balance at end of year	$5,232	$4,802	$3,400

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
3.1
Certificate of Incorporation of the Company, as amended. (Incorporated by reference to Exhibit 3(i) of the Form 8-K filed on May 26, 2005 (Commission File No. 033-78954) and Exhibit 3.1 of Registration Statement on Form S-4 filed on May 13, 1994 (Commission file no. 33-68444)).
3.2	Form of Amended and Restated Certificate of Incorporation of the Company.
3.3	By-laws of the Company (Incorporated by reference to Exhibit 3.2 of Registration Statement on Form S-4 filed on May 13, 1994 (Commission file no. 333-68444)).
3.4	Form of Amended and Restated By-laws of the Company.
4.1	Form of Specimen Common Stock Certificate of the Company.
4.2
Indenture dated as of May 15, 1997 among Williams Scotsman, Inc., Mobile Field Office Company, Willscot Equipment, LLC and The Bank of New York, as trustee. (Incorporated by reference to Exhibit 4.1 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 filed on September 25, 1997 Williams Scotsman Inc.) (Commission File No. 333-30753).
4.2.1	First Supplemental Indenture, dated as of September 1, 1998. (Incorporated by reference to Exhibit 4.1.1 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 (file no. 333-86482)).
4.2.2	Second Supplemental Indenture, dated as of February 4, 1999. (Incorporated by reference to Exhibit 4.1.2 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 (file no. 333-86482)).
4.2.3	Third Supplemental Indenture, dated as of June 29, 2001. (Incorporated by reference to Exhibit 4.1.3 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 (file no. 333-86482)).
4.2.4	Fourth Supplemental Indenture, dated as of March 26, 2002. (Incorporated by reference to Exhibit 4.1.4 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 (file no. 333-86482)).
4.3
Indenture, dated as of August 18, 2003 among Williams Scotsman, Inc., the Guarantors named therein, the Subordinated Guarantor named therein and the U.S. Bank National Association as trustee, including exhibits thereto, the form of the initial note and the form of the exchange note. (Incorporated by reference to Exhibit 4.3 to the Form S-4 filed on October 3, 2003 by Williams Scotsman, Inc. (Commission file no. 333-109448)).
4.4
Amended and Restated U.S. Pledge Agreement, dated as of March 26, 2002 and amended and restated as of August 18, 2003, among the Company, Williams Scotsman, Inc., the Guarantors named therein, the Subordinated Guarantor named therein and Deutsche Bank Trust Company Americas, and acknowledged by U.S. Bank National Association as the trustee. (Incorporated by reference to Exhibit 4.4 to the Form S-4 filed on October 3, 2003 by Williams Scotsman, Inc. (Commission file no. 333-109448) ).
4.5
Amended and Restated U.S. Security Agreement, dated as of March 26, 2002, and amended and restated as of August 18, 2003, among the Company, Williams Scotsman, Inc., the Guarantors named therein, the Collateral Agent and acknowledged by the Trustee. (Incorporated by reference to Exhibit 4.5 to the Form S-4 filed on October 3, 2003 by Williams Scotsman, Inc. (Commission file no. 333-109448)).

4.6
Amended and Restated Canadian Security Agreement, dated as of August 18, 2003, among Williams Scotsman of Canada, Deutsche Bank Trust Company America, Truck & Trailer Sales, Inc., Evergreen Mobile Company and BT Commercial Corporation. (Incorporated by reference to Exhibit 4.6 to the Form S-4 filed on October 3, 2003 by Williams Scotsman, Inc. (Commission file no. 333-109448)).
4.7
Intercreditor Agreement among Deutsche Bank Trust Company Americas and U.S. Bank National Association. (Incorporated by reference to Exhibit 4.7 to the Form S-4 filed on October 3, 2003 by Williams Scotsman, Inc. (Commission file no. 333-109448) ).
5.1	Legal Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.*
10.1	Williams Scotsman International, Inc. 2005 Omnibus Award Plan.
10.2
Investor Stockholders Agreement, dated as of May 22, 1997, among the Company, Scotsman Partners, L.P., Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., Odyssey Partners, L.P., Barry P. Gossett, BT Investment Partners, Inc. and certain other stockholders. (Incorporated by reference to Exhibit 10.3 of Williams Scotsman, Inc.'s Registration Statement on Form S-4 (Commission File No.333-30753)).
10.3
Amendment No. 1 to Investor Stockholders Agreement, dated as of September 1, 1998, among the Company, Scotsman Partners, L.P. Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., Odyssey Partners, L.P., Barry P. Gossett, BT Investment Partners, Inc. and certain other stockholders. (Incorporated by reference to Exhibit 10.3 of Williams Scotsman, Inc.'s 1998 Form 10-K).
10.4
Management Stockholders' and Optionholders' Agreement, dated as of September 14, 1998, among the Company, Scotsman Partners, L.P., Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., and certain management stockholders of the Company (Incorporated by reference to Exhibit 10.4 of Williams Scotsman, Inc. annual report on Form 10-K for the year ended December 31, 1998).
10.5
Form of Amendment No. 1 to Management Stockholders' and Optionholders' Agreement, to be entered into by the Company, Cypress Merchant Banking Partners L.P., Cypress Offshore Partners, L.P., Scotsman Partners, L.P and certain management stockholders of the Company.
10.6	Williams Scotsman, Inc. Executive Deferred Compensation Plan.
10.7	Scotsman Holdings, Inc. 1994 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.11 of the Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 1994).
10.8
Scotsman Holdings, Inc. Amended and Restated 1997 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.7 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 1998).
10.9
Credit Agreement, dated as of March 26, 2002, by and among the Company, Williams Scotsman, Inc., various financial institutions named therein, Bankers Trust Company, as administrative agent, Fleet Capital Corporation and Congress Financial Corporation as Co-Syndication Agents, Bank of America, N.A. and GMAC Business Credit, LLC as Co-Documentation Agents, and Deutsche Banc Alex. Brown Inc. as Sole Lead Arranger and Sole Book Manager. (Incorporated by reference to Exhibit 10.1 to Williams Scotsman, Inc.'s Registration Statement on Form S-4 (Commission File No. 333-86482)).
10.10
First Amendment dated as of February 27, 2003 among the Company, Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.12 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).

10.11
Second Amendment dated as of August 11, 2003, among the Company, Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.1 of Williams Scotsman, Inc.'s Current report on Form 8-K dated August 27, 2003).
10.12
Third Amendment dated as of December 22, 2003, among the Company, Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.12 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2003).
10.13
Fourth Amendment dated as of September 24, 2004, among the Company, Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.2 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the three and nine months ended September 30, 2004).
10.14
Fifth Amendment dated as of April 15, 2005, among the Company, Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 99.1 of the Company's current report on Form 8-K dated April 15, 2005).
10.15
Severance Agreement and General Release for Gerard E. Keefe dated October 11, 2002. (Incorporated by reference to Exhibit 10.13 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).
10.16
Severance Agreement and General Release for J. Collier Beall dated June 3, 2002. (Incorporated by reference to Exhibit 10.14 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).
10.17	Scotsman Holdings, Inc. 2003 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.13 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2003).
10.18
Severance Agreement and General Release for Sonney Taragin dated January 21, 2005. (Incorporated by reference to Exhibit 10.14 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004).
10.19
Employment Agreement for Robert C. Singer dated March 25, 2005. (Incorporated by reference to Exhibit 10.15 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004).
10.20	Form agreement of Stock Option Plan Grant. (Incorporated by reference to Exhibit 10.16 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004).
10.21	Option Extension Amendment, dated March 25, 2005. (Incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10Q for the period ended March 31, 2005).
10.22
Amended and Restated Credit Agreement, dated as of June 28, 2005, among the Company, Williams Scotsman, Inc., the lenders party thereto from time to time, Bank of America, N.A., as Administrative Agent, Deutsche Bank Trust Company Americas, as Syndication Agent, Citicorp USA, Inc., Wells Fargo Bank, N.A. and Lehman Commercial Paper Inc., as Co-Documentation Agents, and Banc of America Securities LLC and Deutsche Bank Securities Inc., as Co-Lead Arrangers and Joint Book Runners.
10.23	Amended and Restated U.S. Subsidiaries Guaranty dated as of June 28, 2005, made by Willscot Equipment LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company.

10.24
Amended and Restated U.S. Pledge Agreement dated as of June 28, 2005, made by Williams Scotsman International, Inc., Williams Scotsman, Inc., Willscot Equipment LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company to Bank of America, N.A., as collateral agent and acknowledged and agreed to by U.S. Bank National Association, as trustee.
10.25
Amended and Restated U.S. Security Agreement dated as of June 28, 2005, made by Williams Scotsman International, Inc., Williams Scotsman, Inc., Willscot Equipment LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company in favor of Bank of America, N.A., as Collateral Agent and acknowledged and agreed to by U.S. Bank National Association, as trustee.
10.26
Amended and Restated Canadian Security Agreement dated as of March 26, 2002, amended and restated as of August 18, 2003 and amended and restated as of June 28, 2005, made by Williams Scotsman of Canada, Inc. to and in favor of Bank of America, N.A., as Collateral Agent for the benefit of the Secured Creditors named therein.
10.27
Amended and Restated Canadian Subsidiary Guarantee dated as of March 26, 2002, amended and restated as of June 28, 2005, made by Williams Scotsman of Canada, Inc., to and in favor of the Secured Creditors named therein and Bank of America, N.A., as Collateral Agent.
10.28	Bond Pledge Agreement dated as of June 28, 2005 by Williams Scotsman of Canada, Inc. in favour of the Collateral Agent and Secured Creditors therein defined.
10.29	Form of Employment Agreement for Gerard E. Holthaus.*
10.30	Form of Employment Agreement for Joseph F. Donegan.*
10.31	Form of Employment Agreement for William C. LeBuhn.*
10.32	Form of Employment Agreement for Robert C. Singer.*
10.33	Form of Employment Agreement for John B. Ross.*
10.34	Form of Nonqualified Stock Option Agreement for grants under the Williams Scotsman International, Inc. 2005 Omnibus Award Plan.*
21.1	Subsidiaries of the Company (Incorporated by reference to Exhibit 21.1 of the Company's annual report on Form 10-K for the year ended December 31, 2004)
23.1	Consent of Ernst & Young LLP.
23.3	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).*
24.1	Power of Attorney.**
99.1	Consent of Person About to Become a Director.

*
To be filed by amendment.

**
Previously filed.

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TABLE OF CONTENTS
SUMMARY
Our Company
Total Sources and Uses of Funds (dollars in thousands)
Corporate History and Information
The Offering
Summary Historical and Unaudited Pro Forma Consolidated Financial Data
Summary Historical Financial Data
RISK FACTORS
TRADEMARKS
INDUSTRY AND MARKET DATA
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
REFINANCING TRANSACTIONS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
WILLIAMS SCOTSMAN INTERNATIONAL, INC. UNAUDITED PRO FORMA CONDENSED BALANCE SHEET As of March 31, 2005
WILLIAMS SCOTSMAN INTERNATIONAL, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (in thousands, except per share amounts)
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Option Grants in Last Fiscal year
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Williams Scotsman International, Inc. and Subsidiaries Consolidated Balance Sheets
Williams Scotsman International, Inc. and Subsidiaries Consolidated Statements of Operations Three months ended March 31, 2005 and 2004 (Unaudited)
Williams Scotsman International, Inc. and Subsidiaries Consolidated Statements of Cash Flows (Unaudited)
Williams Scotsman International, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Unaudited) (in thousands, except share and per share amounts) March 31, 2005
Report of Independent Registered Public Accounting Firm
Williams Scotsman International, Inc. and Subsidiaries Consolidated Balance Sheets
Williams Scotsman International, Inc. and Subsidiaries Consolidated Statements of Operations
Williams Scotsman International, Inc. and Subsidiaries Consolidated Statements of Changes in Stockholders' Equity
Williams Scotsman International, Inc. and Subsidiaries Consolidated Statements of Cash Flows
Williams Scotsman International, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in thousands, except per share amounts) December 31, 2004
Part II Information Not Required in Prospectus
SIGNATURES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULES OF WILLIAMS SCOTSMAN INTERNATIONAL, INC.
WILLIAMS SCOTSMAN INTERNATIONAL, INC. AND SUBSIDIARIES Schedule I—Condensed Financial Information of Registrant
WILLIAMS SCOTSMAN INTERNATIONAL, INC. AND SUBSIDIARIES Schedule II—Valuation and Qualifying Accounts
EXHIBIT INDEX